06010202

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 1 2 2006
THOMSON FINANCIAL

FILE NO. 82- 5022 FISCAL YEAR 9-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/12/06

100
1906 2006
STILL GOING STRONG

Annual Report 2005

KUALA LUMPUR KEPONG BERHAD
(15043-V)

100

1906 - 2006

STILL GOING STRONG


KUALA LUMPUR KEPONG BERHAD
Kuala Lumpur Kepong Berhad
3rd ANNUAL GENERAL MEETING
5th March 1976
KUALA LUMPUR KEPONG BERHAD
4TH ANNUAL GENERAL MEETING







A PASSAGE THROUGH KLK'S 100-YEAR HISTORY

1906 - 2006
STILL GOING STRONG

Humble Beginnings

Incorporated on 19 May 1906, KLK will be 100 years old on 19 May 2006. Registered as "The Kuala Lumpur Rubber Co. Ltd. ("KLR"), with its office at 9 Arundel Street, London, it set out to plant rubber around Kuala Lumpur – then under the British administration – to capitalise on the booming rubber price brought about by the introduction of the modern motor-car and pneumatic rubber tyres as replacement for horse-drawn carriages in the US.

Not much is known about the early founders of KLR, except that the first Board comprised the following:

Hon. Everard Feilding	(Chairman)
Edward Henry Tootal	(Vice-Chairman)
Edward Bunge	
Alfred Grisar	
Methold Sidney Parry	


The
Kuala Lumpur Rubber Company
Limited
Capital £180,000
Share Warrant to Bearer
20 Shares



It seemed that Mr Feilding was a member of the royal family and also Secretary of the Society of Psychic Research, although any linkage with rubber planting if any, must be coincidental.


The
Kuala Lumpur Rubber Company
Limited
Capital £180,000
Share Warrant to Bearer









Early Acquisitions

With a paid-up capital of £180,000 KLR managed to acquire 5 estates, namely; Kent, Uganda, Wardieburn, Mount and Klang Gates, totalling 640 ha and for a princely sum of £160,000. Although certain of the estates were named after familiar places back in the homeland, there was no doubt all these purchases were located in what is now known as the Klang Valley. With success achieved, newer estates were added on, for example, Kuang and Rawang Estates in 1912.

Rubber Slump

The rubber boom years inevitably led to a slump, arising from a glut in rubber production in the 1920s', aggravated by the World Depression starting from 1929. Extensive cost-cutting measures were introduced, including retrenchment of senior management staff.

Recovery

It was only in 1933, when signs of economic recovery were evident that KLR resumed its expansion drive. A prominent acquisition then was Sedgeley Estate, which together with the adjoining Meranti Estate were purchased and collectively managed as a single unit. This is the same estate which was acquired by the Government in 1995, and developed as part of Putrajaya City.

Second World War

Throughout the Japanese Occupation of 1941-1945, the Company's properties suffered from neglect and production came to almost a standstill. After the war, the Company expended much effort and money in extensive rehabilitation.

Consolidation

By 1956 KLR then had in its possession 4,384 ha of rubber, with a reported 35% immature, and 65% mature about half of which were seedling rubber and the other half budded rubber. Oil palms were not planted as yet, but some experimental coffee was planted, and sporadic tin mining activities were carried out in Kundang, Kent and Wardieburn.

Independence & Renewed Expansion

The declaration of the Malayan independence in 1957 and the political stability which followed brought renewed confidence in the Company. Between 1959-1961 a spate of acquisitions took place, namely:









i) The Tamiang Rubber Estates Ltd.
ii) The Jeram Rubber Estates Ltd.
iii) The Tanjong Malim Rubber Company Ltd.
iv) Glen Muar Estates Ltd.
v) The Caledonian (Selangor) Rubber Co. Ltd.
vi) Kuala Kangsar Plantations Ltd.
vii) Kepong (Malay) Rubber Estates Ltd. and its subsidiaries, Kepong Plantations Ltd. and The Buntar Rubber Estates Ltd.

Around this time KLR also acquired The Eastern Sumatra Rubber Estates Ltd. which owned plantations in Sumatra, Indonesia.

As the largest of these plantation companies acquired was the Kepong (Malay) Rubber Estates Ltd., the Company's name was changed to Kuala Lumpur-Kepong Amalgamated Limited ("KLKA") in 1961.

Emergency & Synthetic Rubber
The emergency declared in the fight against the communist terrorists, during which planters and tin-miners were targeted by the terrorists, caused problems in some of the Company's estates, and records indicated that 4 of the Company's expatriate managers were murdered. On the international front, synthetic rubber developed during the Second World War has since become a serious threat to natural rubber.

Profitability was seriously affected and the Company began to sell off some of its estates around Kuala Lumpur in order to pay dividends.



Diversification into oil palms was also started as a replacement for the old rubber, the first being at Fraser Estate in 1962, with the Palm Oil Mill commissioned in 1967.




UPACARA PERASMIAN
PALM-OLEO SDN. BH
KUALA LUMPUR
KEPONG BERHAD
PELANCARAN ISO 14001

Reconstruction & Homecoming

However, the most traumatic event to affect the Company's future, indeed the whole country, was the 13 May 1969 racial riot. It resulted in a severe erosion of investors' confidence, both foreign and local. KLKA's shares like many others were severely sold down in the aftermath.

The grossly under-valued KLKA's shares did not escape the attention of Lee Loy Seng (later honoured as Tan Sri Dato' Seri Lee Loy Seng), the son of a tin-miner from Ipoh, who earlier on had already shown an interest in rubber plantations. Together with close associates they managed to buy enough of the shares to seek board representation. Accordingly in 1970 both Lee Loy Seng and Yeoh Chin Hin were appointed to the KLKA Board.

The KLKA Head Office was then transferred to the Lee Yan Lian Building, Kuala Lumpur, and then the Regent Hotel, Kuala Lumpur, the management agency agreement with MEAGL was terminated and the Company set up its own management team, led by J. Canty, who was subsequently succeeded by Lim Fung Chee as Group General Manager.

FIRST KLK BOARD



Lee Loy Seng (Chairman) · James S. Ong (Managing) · Yeoh Chin Hin · H. T. Bunt · L. E. C. Letts · Tengku Razaleigh Hamzah

As a final step, in 1973 under a scheme of reconstruction, Kuala Lumpur Kepong Berhad ("KLK") was incorporated in Malaysia to take over all the assets and liabilities of KLKA, and Lee Loy Seng appointed the Founder Chairman.

During this same period, KLK also embarked on an ambitious scheme in 1973 to plant up the Johor Jungle Complex of 11,300 ha i.e. converted jungle to oil palms at about RM53 million, partially financed by an issue of RM23 million debenture stock, which was fully redeemed in 1981.





The Taiko Connection

The story of KLK is inexplicably linked to that of Taiko Plantations Sdn Bhd ("Taiko"), with Lee Loy Seng acting as the linchpin for both. Prior to his move on KLK, he had without much fanfare gained control of a number of smaller plantation groups, namely, Parit Perak, Batu Kawan, Batu Lintang and Duff, all of which were managed by Plantation Agencies Sdn Bhd until 1971, when Taiko (based in Ipoh) took over with M. G. Cole appointed as Managing Director.

The mid-1970s' then was a period for consolidation of the managements, both at KLK and Taiko – much needed after the recent substantive ownership changes. Hands-on operations was the order of the day, with Lee Loy Seng himself at the forefront setting the example, and spending endless hours visiting virtually each and every operating centre on a regular basis.

By 1983 it was time to merge the management of KLK and Taiko and this was effected by KLK taking over the entire shareholdings of Taiko, and Taiko in turn providing the full management for both groups of KLK and Taiko estates.

By then M. G. Cole had already retired and was succeeded by Ong Beng Kee as Managing Director. In 1985 the Head Office moved from Ladang Pinji to Wisma Taiko, Ipoh.

Expansion into Sabah

Hardly had the excitement of an enlarged management group settled down, towards the end 1983, KLK made its first foray into Sabah, acquiring the Kulumpang Development Corporation Sdn Bhd, from the Hap Seng Group, comprising 12,545 ha of mixed oil palms and cocoa in Tawau. From then on other acquisitions in the vicinity and also around Lahad Datu followed, namely, Kung Hing Plantations, Susuki, Sabah Cocoa, Golden Sphere and Bornion, to eventually add up to about 40,000 ha.

Other Corporate Mergers

Having streamlined the management aspects of both the KLK and Taiko estates, Lee Loy Seng then proceeded to tidy up the cross-holdings of the various groups under his stable. In 1983, KLK acquired the entire issued and paid-up capital of Batu Lintang Rubber Co. Berhad. In 1985, KLK's holding in Highlands & Lowlands Berhad was exchanged for 12,140 ha of the Guthrie-owned estates in Negeri Sembilan and Selangor. Finally, in 1992, 51.5 million KLK shares were issued to Batu Kawan Berhad ("BKB") in exchange for the 11,210 ha of plantation land owned by BKB, comprising Selborne, Pelam, Glenealy and the former Duff estates in Kelantan, plus The Kuala Pertang Syndicate Ltd. and The Shanghai Kelantan Rubber Estates (1925) Ltd.








KL KEPONG BHD
ISO 9002 & ISO 14001

Early Diversifications

The early 1990s' also saw KLK making a start on resource-based manufacturing activities e.g. Cocoa Products, Palm-Oleo and property development to cushion the effects of fluctuating commodity prices.

A Legacy Continued

22 November 1993: Lee Loy Seng, Founder Chairman of KLK passed away after a short illness.

Lee Oi Hian (later honoured as Dato') was appointed to succeed him, and he continued to build on the diversification programmes launched earlier, particularly on the resource-based industries, whilst at the same time exploring opportunities for expansion of plantation development overseas, especially in Indonesia.

Expansion into Indonesia

KLK made a landmark decision to invest in Indonesia in 1994, with the acquisition of 14,000 ha of greenfield in Belitung Island. Unknown to many, under the previous KLR, the Company did own certain estates in Sumatra, under The Eastern Sumatra Estates Ltd, but disposed of them in 1973.

In 1996, PT ADEI with 27,000 ha and partially planted with rubber and oil palms, located in Riau was acquired. Further expansion resumed only after the financial and social crisis of the post-Suharto era with acquisition of a majority stake in PT Sekarbumi, 6,200 ha in Riau in 2002 and PT Parit Sembada, 4,000 ha in Belitung in 2003. At the same time, KLK ventured into Kalimantan East with a conditional agreement to develop 20,000 ha ex-jungle land. With a landbank of 45,000 ha complete with HGU and another 20,000 ha under Izin Lokasi, KLK's investment in Indonesia is set to expand further and eventually turn it into an important contributor to the Group's profit in the years' ahead.

The Future .... Beyond 2005

The sound stewardship and solid foundation laid by the late Tan Sri Dato' Seri Lee Loy Seng from 1973 till his untimely demise in 1993 are now being carried on and reinforced by Dato' Lee Oi Hian with a supportive Board of Directors.

KLK's focus will be on further expansion of its core businesses of plantations, totalling 150,000 ha in Malaysia and Indonesia, manufacturing and property development whilst continuing to invest and develop its human resources to the fullest potential.


TAIKO



100

1906 - 2006

STILL GOING STRONG

CORPORATE MISSION

To offer quality products and services at competitive prices.
To be a good and responsible corporate citizen.

CORPORATE OBJECTIVES

To earn a fair return on investments.
To maintain steady dividend payments and adequate dividend cover.
To sustain growth through re-investment of retained profits.
To maintain a high standard of business ethics and practices.
To fulfil our social responsibilities in the community in which we operate.





CONTENTS

THE CORPORATION



INTERNATIONAL STRATEGIES

With insights into international markets, shrewd planning has ensured the sterling performance of the Group.

LOCATION OF THE GROUP'S PLANTATIONS AND AGRICULTURAL OPERATIONS at 30 September 2005

MALAYSIA Hectares

Kedah		
1	Batu Lintang ★	2,017
2	Ghim Khoon	773
3	Pelam	2,526
Perak		
4	Allagar	805
5	Glenealy	1,084
6	Kuala Kangsar	847
7	Serapoh	936
8	Subur	1,290
Selangor		
9	Changkat Asa ★ ◆	1,544
10	Kerling	619
11	Sungei Gapi	603
12	Tuan Mee ★	1,715
Negeri Sembilan		
13	Ayer Hitam	2,640
14	Batang Jelai	2,162
15	Gunong Pertanian	686
16	Jeram Padang ★ ●	2,114
17	Kombok	1,916
18	Ulu Pedas	923
Johor		
19	Ban Heng	631
20	Fraser ★	2,968
21	Kekayaan	2,818
22	Landak ★	2,833
23	New Pogoh	1,560
24	Paloh ★	2,680
25	See Sun	589
26	Sungei Penggeli	951
27	Sungei Tamok	3,238
28	Voules ★	2,977
29	KLK Edible Oils ▲	5
Pahang		
30	Renjok	1,579
31	Selborne ■	1,282
32	Sungei Kawang	1,890
33	Tuan	1,812
Kelantan		
34	Kerilla ■	2,191
35	Kuala Gris ☰	2,429
36	Pasir Gajah ★	2,655
37	Sungei Sokor	1,603


Perlis
Kedah
Kelantan
Terengganu
Perak
Ipoh
Pahang
Selangor
Kuala Lumpur
Negeri Sembilan
Malacca
Johor


SOUTH EAST ASIA
THAILAND
PHILIPPINES
Ipoh (Head Office)
Kuala Lumpur
SINGAPORE
Brunei
Lahad Datu
Tawau
INDONESIA
AUSTRALIA
MALAYSIA


Sabah
Sandakan
39A
40
39B
Lahad Datu
38
Tawau
42
Pekanbaru
43
Sumatra
Belitung
INDONESIA
44
41
Tanjung
Pandan
AUSTRALIA
45
Perth
46

MALAYSIA Hectares

	Hectares
Sabah	
38 KDC COMPLEX	
Jatika	3,515
Pang Burong	2,548
Pangeran ★	2,855
Pinang	2,425
Ringlet	1,843
Sigalong	2,861
Sri Kunak	2,773
Tundong ★ ▼ ▲	2,096
39 GSSB COMPLEX	
39A Bornion ★	3,233
Segar Usaha	2,792
39B Bukit Tabin	2,916
Lungmanis ★	1,656
Rimmer ★	2,730
Sg Silabukan	2,654
Tungku	3,418
40 Leluasa Untung ▼	4

INDONESIA

41 Kebun SWP ★	14,065
42 Kebun Mandau ○ ★	14,799
43 Kebun Nilo ★	12,860
44 Kebun Parit Sembada	3,990

AUSTRALIA

45 Erregulla Farm	5,290
46 Warrening Gully Farm	3,089

LEGEND

LEGEND

- ☆ With Palm Oil Mill
- ○ With SMR Factory
- ○ With SIR and Latex Concentrate Factory
- □ With Latex Concentrate Factory
- ◇ With SMR and Latex Concentrate Factory
- ▽ With Kernel Crushing Plant
- △ With Refinery

OIL PALM PLANTED AREA / FFB PRODUCTION

- FFB production ('000 tonnes)
- planted area - immature ('000 hectares)
- planted area - mature ('000 hectares)


'000 hectares
2005
2004
2003
2002
2001
'000 tonnes
120
110
100
90
80
70
60
50
40
30
20
10
0
2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0

RUBBER PLANTED AREA / PRODUCTION

- Rubber production (million kilos)
- planted area - immature ('000 hectares)
- planted area - mature ('000 hectares)


'000 hectares
2005
2004
2003
2002
2001
million kilos
30
25
20
15
10
5
0
30
25
20
15
10
5
0

EARNINGS PER SHARE


2005
2004
2003
2002
2001
0
10
20
30
40
50
60
70
sen

NET TANGIBLE ASSETS PER SHARE


2005
2004
2003
2002
2001
0
1
2
3
4
5
6
RM

SHAREHOLDERS' FUNDS


2005
2004
2003
2002
2001
0
1000
2000
3000
4000
5000
RM million

FINANCIAL

		2005	2004	2003	2002	2001
Revenue	(RM'000)	3,789,897	3,883,483	3,473,531	2,469,071	2,041,614
Profit: before taxation	(RM'000)	572,343	609,960	555,501	335,219	106,559
after taxation and minority interests	(RM'000)	410,654	430,249	381,278	243,173	67,183
Earnings per share	(sen)	57.8	60.6	53.7	34.2	9.5
Dividend per share: gross	(sen)	40.0	30.0	25.0	20.0	15.0
net	(sen)	30.5	23.3	18.0	14.4	10.8
Net tangible assets	(RM'000)	4,148,437	3,942,233	3,671,315	3,329,884	3,194,986
Net tangible assets per share	(RM)	5.84	5.55	5.17	4.69	4.50

PRODUCTION

		2005	2004	2003	2002	2001
Fresh Fruit Bunches	(tonnes)	2,250,808	2,019,506	1,925,953	1,766,762	1,604,385
Rubber	('000 kgs)	24,870	25,828	24,755	23,782	23,646

QUARTERLY FINANCIAL

		Year 2005	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	(RM'000)	3,789,897	896,282	927,237	891,089	1,075,289
Operating profit	(RM'000)	551,839	140,455	123,885	88,839	198,660
Profit before taxation	(RM'000)	572,343	143,111	127,304	97,281	204,647
Net Profit for the period	(RM'000)	410,654	99,670	91,348	64,307	155,329
Earnings per share - basic	(sen)	57.84	14.04	12.86	9.06	21.88
Dividend per share - gross	(sen)	40	34	-	6	-

Board of Directors	Dato' Lee Oi Hian – *Chairman / CEO* Yeoh Chin Hin *[Retired on 23 February 2005]* Charles Letts *[Retired on 23 February 2005]* YM Tengku Robert Hamzah R. M. Alias Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman *[Retired on 23 February 2005]* Dato' Lee Hau Hian Tan Sri Dato' Thong Yaw Hong Datuk Abdul Rahman bin Mohd. Ramli Yeoh Eng Khoon *[Ceased as Alternate to Yeoh Chin Hin on 23 February 2005; Appointed to the Board on 24 February 2005]*
Company Secretaries	J. C. Lim Fan Chee Kum
Auditors	KPMG
Place of Incorporation and Domicile	In Malaysia as a public limited liability company
Share Registrar and Registered Office	Kuala Lumpur Kepong Berhad Wisma Taiko 1, Jalan S. P. Seenivasagam 30000 Ipoh, Perak, Malaysia Tel : 605-2417844 Fax : 605-2535018 Web : www.klk.com.my
Principal Bankers	Malayan Banking Berhad HSBC Bank Malaysia Berhad Public Bank Berhad RHB Bank Berhad Citibank N.A.
Stock Exchange Listing	Main Board of Bursa Malaysia Securities Berhad Listed since 1974



DATO' LEE OI HIAN
Chairman / CEO

Malaysian, aged 54, joined the Board on 1 February 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc which is listed on the London Stock Exchange. He is the current Chairman of the Malaysian Palm Oil Promotion Council. He also serves as a Trustee of Yayasan Tuanku Bainun, Perdana Leadership Foundation and Star Foundation.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, US.

He joined the Company in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.

Dato' Lee Hau Hian who is also a Director of KLK is his brother. He is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



YM TENGKU ROBERT HAMZAH
Independent / Non-Executive

Malaysian, aged 66, Independent Non-Executive Director, joined the Board on 1 May 1976. He is the Chairman of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, graduated from the AA School of Architecture and a member of Persatuan Arkitek Malaysia and Lembaga Arkitek Malaysia. He is a partner at T. R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



R. M. ALIAS
Independent / Non-Executive

Malaysian, aged 73, Independent Non-Executive Director, has served on the Board since 1 July 1978. He is the Chairman of the Remuneration Committee of the Board. He was appointed as a member of the Nomination Committee of the Board on 1 October 2005.

He holds a Bachelor of Arts (Honours) degree from University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, US.

He is currently the Chairman of Highlands and Lowlands Berhad, a public listed company. In addition, he is a director of five (5) other listed companies, namely Batu Kawan Berhad, Kumpulan Guthrie Berhad, Malayan Banking Berhad, Sime Darby Berhad, and Cerebos Pacific Limited (Singapore). He is also the Chairman of Consolidated Plantations Berhad.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



DATO' LEE HAU HIAN
Non-Independent / Non-Executive

Malaysian, aged 52, Non-Independent Non-Executive Director, joined the Board on 20 December 1993. He is a member of the Nomination Committee of the Board. He was appointed as a member of the Remuneration Committee of the Board on 1 October 2005.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of HeiTech Padu Berhad and Yule Catto & Co. plc. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneur & Skills Development Centre. He also serves as a director of Yayasan De La Salle.

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a MBA degree from Stanford University, California.

He is the brother of Dato' Lee Oi Hian who is the Chairman/CEO of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in various related parties transactions with the KLK Group. He attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



TAN SRI DATO' THONG YAW HONG
Independent / Non-Executive

Malaysian, aged 75, Independent Non-Executive Director, joined the Board on 8 March 1995. He was appointed as the Chairman of the Nomination Committee of the Board and a member of the Remuneration Committee of the Board on 1 October 2005.

Tan Sri Thong is the Co-Chairman of Public Bank Berhad, Chairman of Berjaya Land Berhad and Berjaya Sports Toto Bhd. He is also a director of Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, MMC Corporation Bhd, HHB Holdings Bhd, Malaysian South-South Corporation Bhd, Berjaya General Insurance Bhd, KTM Bhd and Public Merchant Bank Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as a member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation and the Malaysian Institute of Economic Research. He is also a member of the Working Group of the Executive Committee for the National Economic Action Council.

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. In June 1998, he was appointed a Pro-Chancellor of Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and certain companies carried out in ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



DATUK ABDUL RAHMAN BIN MOHD. RAMLI
Non-Independent / Non-Executive

Malaysian, aged 66, Non-Independent Non-Executive Director, joined the Board on 11 September 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Institute of Certified Public Accountants (MICPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank Berhad, Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently the Chairman of Johore Tenggara Oil Palm Berhad and a Board member of Malayan Banking Berhad and DRB-HICOM Berhad, all of which are public listed companies. He is also Chairman of Takaful Nasional Sdn. Bhd. and a director of Malaysia National Insurance Berhad.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held in the financial year ended 30 September 2005.



Yeoh Eng Khoon
Independent / Non-Executive

Malaysian, aged 58, Independent Non-Executive Director was appointed to the Board on 24 February 2005. During the year, he was appointed as a member of the Audit Committee of the Board.

He is also a director in Batu Kawan Berhad and See Sen Chemical Berhad. He has previous work experience in banking, manufacturing and the retail business.

He obtained a degree of Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in various transactions between the KLK Group and certain companies carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the two (2) Directors' meetings held after his appointment in the financial year ended 30 September 2005.

Note: None of the Directors of KLK has been convicted of any offence.


1 October 2004
1 October 2004
30 December 2004
17 January 2005
OFIC 2004
CONGRESS BANQUET
9 April 2005
20 - 26 April 2005
11 June 2005
28 - 29 June 2005
KINTA VALLEY
PERAK ACADEMY

1 October 2004
Establishment of KLK's Manufacturing Division office in Petaling Jaya, Selangor.

Dato' Lee Oi Hian, KLK's Chairman was conferred with the Malaysian Oil Scientists' and Technologists' Association Honorary Fellowship at the Oils and Fats International Congress held at Kuala Lumpur.

18 October 2004
KLK joined as an Ordinary Member of the Roundtable on Sustainable Palm Oil.

22 November 2004
Announcement on proposed acquisition of a subsidiary company, PT Hutan Hijau Mas which has 20,000 hectares of plantation land in Kalimantan, Indonesia.

Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30 September 2004.

16 December 2004
Kepong Plantations Berhad (in Members' Voluntary Winding-Up), KLK's wholly-owned subsidiary, was dissolved and ceased to be a subsidiary.

28 December 2004
Demuth Limited and Personality Beauty Products Limited, both inactive companies, were dissolved and ceased to be subsidiaries of Standard Soap Company Limited, a wholly-owned subsidiary of KLK.

30 December 2004
KLK Group made donations totalling some RM650,000 towards the Malaysia and Indonesia tsunami funds. In addition, Crabtree & Evelyn United Kingdom and Crabtree & Evelyn Hong Kong both also held charity appeals to raise funds for the disaster effort.

17 January 2005
Successful commissioning of the upgraded 80 tn/hr to 100 tn/hr SWP Palm Oil Mill, Belitung, Indonesia.

28 – 29 January 2005
Directors' visit to the Group's plantation operations in Belitung Island, Indonesia.

23 February 2005
The Company's 32nd Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.

Mr Yeoh Chin Hin, Mr Charles Letts and Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman retired and ceased to be Directors of KLK.

Announcement of the Group's 1st Quarter Results for period ended 31 December 2004.

24 February 2005
Appointment of Mr Yeoh Eng Khoon as a Director of KLK.

3 March 2005
Official launch of the Coffee Table Book – "Malaysian Palm Oil – A Success Story" by the Plantation Industries & Commodities Minister YB Datuk Peter Chin Fah Kui. KLK was one of the sponsors of the publication.

8 March 2005
KLK co-sponsored the International Conference on "Achieving Innovation and Best Practices In Urban Management" hosted by The Perak State Government and held in Ipoh.

9 March 2005
KLK co-sponsored The MBBC ("Malaysian-British Business Council") Roundtable meeting to promote Malaysian-British Partnership and held in London, United Kingdom organised by Asian Strategy & Leadership Institute in which the key-note address was delivered by the Deputy Prime Minister of Malaysia, YAB Dato' Seri Najib Tun Razak.

21 March 2005
Payment of a final dividend of 9 sen per share and special dividend of 15 sen per share, less 28% income tax for financial year ended 30 September 2004.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2005	Final - 9 sen less tax Special - 15 sen less tax	22/11/2004	24/2/2005	21/3/2005


23 February 2005
3 March 2005
8 March 2005
23 – 24 March 2005
7 – 9 August 2005
1 – 3 September 2005
12 September 2005
YB Datuk Peter Chin
Kuala Lumpur Kepong Berhad
DATO' LEE OI HIAN

23 – 24 March 2005
KLK participated as a corporate speaker at the "Invest Malaysia 2005" conference jointly sponsored by Bursa Malaysia, Credit Suisse First Boston and Commerce International Merchant Bankers Bhd and held in Kuala Lumpur.

8 April 2005
Beauty Basics Limited, KLK Cosmetics Limited and Zenithpeak Limited (all in Members' Voluntary Winding-Up) were dissolved and ceased to be subsidiaries of Standard Soap Company Limited, a wholly-owned subsidiary of KLK.

9 April 2005
Official launch of the Coffee Table Book – "Kinta Valley – Pioneering Malaysia's Modern Development" by His Royal Highness The Raja Muda of Perak. KLK was one of the sponsors of the publication.

20 – 26 April 2005
KLK participated in the Minggu Saham Amanah Malaysia 2005 Exhibition organised by Permodalan Nasional Berhad held in Seremban, Negeri Sembilan.

1 May 2005
Delisting of KLK's shares from the London Stock Exchange.

18 May 2005
Announcement of the Group's 2nd Quarter Results together with the interim 6 sen per share tax exempt dividend for the year ending 30 September 2005.

2 June 2005
Yule Catto & Co. plc ceased to be an associate of KLK.

6 June 2005
KLK jointly organised with the Federation of Malaysian Manufacturers, Perak, a talk by Bank Negara Malaysia on "The Recent Liberalisation of the Foreign Exchange Administration Rules" which was held in Ipoh, Perak.

11 June 2005
The Desa Coalfields Police Beat sponsored by the Group was officially declared open by the Selangor

28 – 29 June 2005
The Company organised a seminar on "Managing in Challenging Times" conducted by Prof. Daniel Quinn Mills from Harvard Business School for Directors and Senior Management of the Group which was held in Shah Alam, Selangor.

21 July 2005
KLK's Batang Jelai Estate was awarded the "Rubber Industry Award 2005" by the Malaysian Rubber Board in the Estate Private Sector Category with Selborne Estate as the runner-up.

7 – 9 August 2005
Directors' visit to the Group's plantation operations in Pekanbaru, Indonesia.

8 – 12 August 2005
KLK participated in the Malaysian Commodities Showcase Exhibition 2005 held at the Malaysia International Exhibition & Convention Centre MINES, Selangor.

9 August 2005
Payment of an interim 6 sen per share tax exempt dividend for financial year ending 30 September 2005.

DIVIDEND		ANNOUNCEMENT	ENTITLEMENT DATE	PAYMENT
2005	Interim - 6 sen tax exempt	18/5/2005	15/7/2005	9/8/2005

30 August 2005
Announcement of the Group's 3rd Quarter Results for the period ended 30 June 2005.

1 – 3 September 2005
Directors' visit to KLK's farms in Perth, Australia.

12 September 2005
Official launch of the Group Occupational Safety & Health Policy and Group Agriculture Policy (Revised) by KLK's Chairman, Dato' Lee Oi Hian.

PLANTATIONS

- **Bornion Estate Sdn Bhd** 63% (Plantation)
- **Fajar Palmkel Sdn Berhad** 100% (Kernel crushing)
- **Gocoa Sdn Bhd** 100% (Plantation)
- **Golden Peak Development Sdn Bhd** 100% (Plantation)
- **Golden Sphere Sdn Bhd** 100% (Plantation)
- **Golden Yield Sdn Bhd** 100% (Plantation)
- **Kalumpang Estates Sdn Berhad** 100% (Plantation)
- **KL-Kepong (Sabah) Sdn Bhd** 100% (Milling & refining of palm products)
- **KL-Kepong Edible Oils Sdn Bhd** 100% (Refining of palm products)
- **KL-Kepong Plantation Holdings Sdn Bhd** 100% (Investment holding)
  - **Gunong Pertanian Sdn Bhd** 100% (Plantation)
  - **Parit Perak Plantations Sdn Bhd** 100% (Plantation)
  - **Pinji Horticulture Sdn Bhd** 100% (Plantation)
  - **P.T. ADEI Plantation & Industry** 95% (Plantation)
  - **P.T. KLK Agriservindo** 100% (Management of plantations)
  - **P.T. Kreasijaya Adhikarya** 95% (Dormant)
  - **P.T. Steelindo Wahana Perkasa** 95% (Plantation)
  - **Sy Kho Trading Plantation Sdn Bhd** 100% (Plantation)
    - **Sunshine Plantation Sdn Bhd** 100% (Plantation)
- **KLK (Mauritius) International Ltd.** 100% (Investment holding)
  - **P.T. Parit Sembada** 95% (Plantation)
- **Kulumpang Development Corporation Sdn Berhad** 100% (Plantation)
- **Ladang Finari Sdn Bhd** 100% (Plantation)
- **Ladang Sumundu (Sabah) Sdn Berhad** 100% (Plantation)
- **Leluasa Untung Sdn Bhd** 100% (Kernel crushing)
- **Masawit Plantation Sdn Bhd** 100% (Plantation)
- **Richinstock Sawmill Sdn Bhd** 100% (Plantation)
- **Rubber Fibreboards Sdn Bhd** 100% (Manufacturing of fibre mat)
- **Sabah Cocoa Sdn Bhd** 100% (Plantation)
- **Sabah Holdings Corporation Sdn Bhd** 70% (Investment holding)
- **Selit Plantations (Sabah) Sdn Bhd** 100% (Plantation)
- **Sri Kunak Plantation Sdn Berhad** 100% (Plantation)
- **Susuki Sdn Bhd** 100% (Investment holding)
  - **Axe Why Zed Sdn Bhd** 100% (Plantation)
  - **Bandar Merchants Sdn Bhd** 100% (Plantation)
  - **Segar Usaha Sdn Bhd** 100% (Plantation)
  - **Syarikat Budibumi Sdn Bhd** 100% (Plantation)
- **Syarikat Swee Keong (Sabah) Sdn Bhd** 100% (Plantation)
- **Taiko Plantations Sdn Berhad** 100% (Management of plantations)
- **The Kuala Pertang Syndicate Limited** 100% (Plantation)
- **The Shanghai Kelantan Rubber Estates (1925) Limited** 100% (Plantation)
  - **K.H. Syndicate Limited** 100% (Plantation)
- **Uni-Agro Multi Plantations Sdn Bhd** 51% (Plantation)
- **Verdant Plantations Ltd** 100% (Investment holding)

RETAILING

- **CE Holdings Limited** 100% (Investment holding)
  - **Crabtree & Evelyn Holdings Limited** 100% (Investment holding)
    - **Crabtree & Evelyn Australia Pty Limited** 100% (Distribution of toiletries)
    - **C&E Canada, Inc** 100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn Ltd** 100% (Retailing & distribution of toiletries)
      - **Windham Manufacturing Ltd** 100% (Manufacturing of toiletries)
    - **Crabtree & Evelyn Europe B.V.** 100% (Investment holding)
      - **Crabtree & Evelyn Deutschland GmbH** 100% (Retailing & distribution of toiletries)
        - **Crabtree & Evelyn Austria GmbH** 100% (Retailing of toiletries)
    - **Crabtree & Evelyn (Overseas) Limited** 100% (Distribution of toiletries)
      - **Crabtree & Evelyn London S.A.** 100% (Retailing of toiletries)
      - **Crabtree & Evelyn London Limited**
      - **Scarborough and Company Limited** 100% (Dormant)
    - **Crabtree & Evelyn (Hong Kong) Limited** 100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn (Malaysia) Sdn Bhd** 100% (Retailing of toiletries)
    - **Crabtree & Evelyn Philippines, Inc** 100% (Retailing & distribution of toiletries)
    - **Crabtree & Evelyn (Singapore) Pte Ltd** 100% (Retailing & distribution of toiletries)
    - **Quillspur Limited** 100% (Investment holding)
  - **Premier Procurement Limited** 100% (Investment holding)
    - **Acc-Enhance Sdn Bhd** 100% (General trading)
    - **Crabtree & Evelyn Trading Limited** 100% (Manufacturing of toiletries)
      - **Crabtree & Evelyn Shop Limited** 100% (Manufacturing of jams)
      - **Windham Toiletries Limited** 100% (Inactive)

MANUFACTURING

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

B.K.B. Hevea Products Sdn Bhd
100% (Manufacturing of parquet flooring products)

B.K.B. Flooring Sdn Bhd
100% (Marketing of parquet flooring products)

KL-Kepong Cocoa Products Sdn Bhd
100% (Manufacturing of cocoa products)

Selbourne Food Services Sdn Bhd
100% (Manufacturing, packing and distribution of chocolate products)

KL-Kepong Oleomas Sdn Bhd
96% (Manufacturing of fatty alcohols)

KL-Kepong Rubber Products Sdn Bhd
100% (Manufacturing of latex examination gloves)

Masif Latex Products Sdn Bhd
100% (Manufacturing of household latex gloves)

KSP Manufacturing Sdn Bhd
96% (Manufacturing of soap noodles)

Palmamide Sdn Bhd
88% (Manufacturing of industrial amides)

Palm-Oleo Sdn Bhd
80% (Manufacturing of oleochemicals)

Jasachem Sdn Bhd
100% (Investment holding)

KLK Overseas Investments Limited
100% (Investment holding)

B.K.B. Europa SARL
100% (Marketing of wood based products)

Standard Soap Company Limited
100% (Manufacturing of toiletries)

Premier Soap Company Limited
100% (Dormant)

KLK Premier Capital Limited
100% (Investment holding)

Taiko Palm-Oleo (Zhangjiagang) Co. Ltd
90% (Manufacturing of fatty acids, glycerine and soap noodles)

Voray Holdings Limited
55% (Investment holding)

Hubei Zhong Chang Vegetable Oil Company Limited*
60% (Edible oil refining)

Tianjin Voray Bulking Installation Co. Ltd**
50.1% (Bulking installation)

* KLK Group's effective shareholding 33%
** KLK Group's effective shareholding 37%

PROPERTIES

KL-K Holiday Bungalows Sdn Berhad
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

Austerfield Corporation Sdn Bhd
100% (Investment holding)

Betatechnic Sdn Bhd
100% (Property development)

Brecon Holdings Sdn Bhd
100% (Renting out of storage and office space)

Colville Holdings Sdn Bhd
100% (Property development)

KL-Kepong Complex Sdn Bhd
100% (Property development)

KL-Kepong Country Homes Sdn Bhd
100% (Property development)

KL-Kepong Property Development Sdn Bhd
100% (Property development)

KL-Kepong Property Management Sdn Bhd
100% (Property management)

Kompleks Tanjong Malim Sdn Bhd
80% (Property development)

Palermo Corporation Sdn Bhd
100% (Property development)

INVESTMENT HOLDING & OTHERS

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Assurance (Labuan) Limited
100% (Offshore captive insurance)

KLK Farms Pty Limited
100% (Cereal & sheep farming)

KLKI Holdings Limited
100% (Investment holding)

Kuala Lumpur-Kepong Investments Limited
100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

ASSOCIATED COMPANIES

Applied Agricultural Resources Sdn Bhd
50% (Agronomic service & research)

Beijing King Voray Edible Oil Co. Ltd ***
25% (inactive)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Kumpulan Sierramas (M) Sdn Bhd
50% (Property development)

Malaysia Pakistan Venture Sdn Bhd
25% (Investment holding)

MAPAK Edible Oils Private Ltd
30% (Manufacturing and marketing of palm and other soft oils)

Pearl River Tyre (Holdings) Limited
31% (Investment holding & manufacturing of tyres)

PT Sekarbumi Alamlestari
48% (Plantation)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

*** KLK Group's effective shareholding 14%

"As we reminisce through the past 100 years, we look forward with confidence to build and strengthen the Group through sound prudent business strategies and strong corporate governance to meet the challenges ahead"



"Sedangkan kami mengimbas kembali 100 tahun yang lepas, kami akan melangkah ke depan dengan keyakinan untuk membina dan memperkuatkan Kumpulan dengan strategi kebijaksanaan bisnes dan pengamalan urus tadbir korporat yang kukuh untuk menghadapi cabaran yang akan datang"

Dato' Lee Oi Hian
Chairman / CEO

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Annual Report of the KLK Group for the financial year ended 30 September 2005.

This year, shareholders would have received a noticeably distinctive gold cover annual report, commemorating the celebration of KLK's passage through its 100 years history. A short write-up of our story is included and by God's grace, the Group has grown on the foundation laid by our previous stewards, particularly that of the late Tan Sri Dato' Seri Lee Loy Seng.

Although we had hoped to beat last year's record profit, we managed only to achieve RM410.7 million in profit after tax and minority interests, which was a reduction of 4.6%. Earnings per share was 57.8 sen. This slightly lower profit was due to the lower palm oil selling prices achieved, reversal to a loss in Crabtree & Evelyn, and poorer performances in some of the manufacturing companies. Group turnover was just short of RM3.8 billion.

Notwithstanding this lower earnings per share and taking cognizance of the Group's strong balance sheet, your Board remains confident to recommend to shareholders an increased special dividend of 25 sen gross per share in addition to a final dividend of 9 sen gross per share. If approved, the total dividend payout to shareholders coupled with the interim dividend of 6 sen tax exempt, will be RM216.4 million, an increase of 30.9%.

Our core business, plantations, contributed 75% of the Group's pre-tax profits. Oil palm yields improved to a more respectable 22.9 ton/ha with oil extraction rates inching up to 20.8%. We are confident that with the increasingly better age profile of our oil palms, both productivity per hectare and our total FFB production will continue on an upward trend. About 18% of our total oil palms planted is still immature and as our new project in Kalimantan East has just commenced field plantings, we are therefore able to maintain the pipeline of yearly new areas of maturity for the future. Yield improvement projects like Six Sigma, wider usage of clonal materials, will enhance future productivity. In line with the Group's expansion policy, your Board continues to seek new acquisitions in Indonesia to add to our core business. Rubber, although comprising only 14% of our planted area, benefited from the buoyant prices and was able to contribute RM60 million to profits. Rubber is likely to continue to be a big earner as the current high prices appear sustainable.

PENYATA PENGERUSI

Saya, bagi pihak Lembaga Pengarah sangat berbesar hati membentangkan Laporan Tahunan Kumpulan KLK bagi tahun kewangan berakhir 30 September 2005.

Tahun ini, pemegang-pemegang saham akan menerima Laporan Tahunan berkulit emas, sempena memperingati sambutan sejarah perjalanan KLK sepanjang 100 tahun. Sorotan cerita tentang Syarikat kami dilampirkan dan dengan penuh kesyukuran, Kumpulan kami telah berkembang di atas landasan yang disediakan oleh peneraju terdahulu, mendiang Tan Sri Dato' Seri Lee Loy Seng.

Sungguhpun kami berharap untuk mengatasi rekod keuntungan tahun lepas, kami hanya mampu mencapai keuntungan selepas cukai dan kepentingan minoriti sebanyak RM410.7 juta, iaitu pengurangan sejumlah 4.6%. Pendapatan sesaham ialah 57.8 sen. Penurunan sedikit keuntungan adalah disebabkan oleh harga jualan minyak sawit yang lebih rendah, kerugian dalam Crabtree & Evelyn, dan prestasi yang kurang memberangsangkan dalam beberapa syarikat-syarikat perkilangan. Perolehan Kumpulan adalah lebih kurang RM3.8 bilion.

Meskipun pendapatan sesaham yang lebih rendah dan memperakui kekukuhan Kunci Kira-kira Kumpulan, Lembaga Pengarah yakin untuk mencadangkan kepada pemegang-pemegang saham peningkatan dividen istimewa kasar berjumlah 25 sen sesaham sebagai tambahan kepada dividen akhir kasar 9 sen sesaham. Jika diluluskan, jumlah dividen yang dibayar kepada pemegang-pemegang saham berserta dividen antara berjumlah 6 sen dikecualikan cukai, adalah berjumlah RM216.4 juta, peningkatan sebanyak 30.9%.

Perniagaan utama kami, perladangan, menyumbang sebanyak 75% daripada keuntungan sebelum cukai Kumpulan. Hasil minyak sawit meningkat kepada 22.9 tan sehektar dengan kadar perolehan minyak meningkat kepada 20.8%. Kami yakin bahawa dengan peningkatan profil kelapa sawit kami yang lebih baik, produktiviti sehektar dan jumlah penghasilan Buah Tandan Sawit akan berterusan dengan aliran yang meningkat. Memandangkan kira-kira 18% daripada jumlah kelapa sawit yang ditanam masih belum matang dan projek baru kami di Kalimantan Timur baru sahaja mula ditanam, kami mampu untuk mengekalkan aliran kematangan kawasan baru tiap tahun pada masa hadapan. Projek peningkatan hasil seperti "Six Sigma" dan memperluaskan kegunaan bahan klon, akan meningkatkan produktiviti di masa depan. Selaras dengan dasar perkembangan Kumpulan, Lembaga Pengarah akan terus mencari perolehan baru di Indonesia sebagai tambahan kepada perniagaan utama. Getah, walaupun hanya [illegible] daripada 14% daripada kawasan tanaman, mendapat manfaat daripada harga yang tinggi dan

Our portfolio of manufacturing operations produced a varied set of results. The basic oleochemicals business was challenging, with higher volumes compensating for the declining margins, particularly during the second half of the year. Together with derivatives, our oleochemicals division as a whole delivered satisfactory results maintaining last year's level. The star of our manufacturing sector is our cocoa grinding operations, which generated a spectacular result in excess of RM38 million pre-tax profit. On the other side of the spectrum, we also have certain operations which incurred significant losses, and steps are being taken to evaluate the long term viability of such operations within our Group.

During the year, the Group reduced its stake in Yule Catto & Co. plc. to 19%, as a result of which Yule Catto will no longer be an associate but it remains a substantial investment to us. Their main polymer division is performing extremely well in an adverse environment of raw materials shortages and high prices.

Crabtree & Evelyn produced a rather disappointing loss, though brand recognition continues to grow. This loss is accentuated by impairment charges to some of our UK stores due to the aftermath of terrorism and high rentals levied on rent revision dates. Management is committed to a turnaround plan, which includes a pipeline of new products, costs management and recruitment of right calibre personnel.

Our Desa Coalfields housing development, despite the recent depressed property market and the overhang in unsold units, did relatively well in achieving steadily rising sales on launched units. Our objective is to strengthen management so as to capitalise on the potential landbank of the Group, to enable our current profits from property development to grow and multiply.

PENYATA PENGERUSI

Potfolio operasi perkilangan menghasilkan pelbagai keputusan. Iklim perniagaan oleokimia asas adalah mencabar, dengan jumlah jualan yang lebih tinggi mengimbangi penurunan margin keuntungan, terutamanya dalam tempoh enam bulan yang kedua. Bersama dengan derivatif, bahagian oleokimia secara keseluruhannya memberikan keputusan yang memuaskan dengan mengekalkan pada tahap tahun lepas. Perkembangan yang cemerlang dalam sektor perkilangan ialah operasi pengisaran koko, yang menjana keputusan yang amat memberangsangkan dengan lebihan keuntungan sebelum cukai sebanyak RM38 juta. Sebaliknya, kami juga mempunyai operasi yang menyebabkan kerugian dan langkah-langkah yang wajar sedang diambil untuk menilai masa depan operasi tersebut dalam Kumpulan.

Dalam tahun kajian, Kumpulan telah mengurangkan pegangan dalam Yule Catto & Co. plc. kepada 19%, yang menjadikan Yule Catto bukan lagi sebagai syarikat sekutu tetapi masih merupakan pelaburan penting kepada kami. Bahagian polimernya menunjukkan prestasi yang cemerlang walaupun beroperasi dalam suasana kekurangan bahan mentah dan harga yang tinggi.

Crabtree & Evelyn mengalami kerugian yang mengecewakan, walaupun pengiktirafan jenamanya terus berkembang. Kerugian ini lebih menonjol dengan caj "impairment" kepada sebahagian daripada kedai-kedai di UK selepas kejadian keganasan dan sewa yang tinggi dikenakan pada tarikh pembaharuan. Pihak pengurusan adalah komited untuk menjalani pelan pembaikan semula, yang merangkumi siri produk-produk baru, pengurusan kos dan pengambilan kakitangan yang berkaliber.

Pembangunan projek perumahan Desa Coalfields kami, di sebalik kemerosotan pasaran hartanah baru-baru ini dan terdapat unit-unit perumahan yang tidak terjual, mencapai prestasi yang baik dengan peningkatan jualan unit yang dilancarkan. Objektif kami ialah memperkuatkan pengurusan dengan mengeksploitasi tanah yang berpotensi, supaya keuntungan semasa kami dari pembangunan harta boleh meningkat dan berganda.

PROSPECTS

Your Group recognises that we have a somewhat under-utilised balance sheet but has adopted a prudent policy to only invest in viable and profitable businesses. To this end, we will focus our energy on acquisitions or undertake greenfield investments that are in synergy with our businesses in plantations and palm-based industries. Our capital expenditure commitments are being well-implemented, such as our fatty alcohol plant in Westport, Port Klang, the fatty acid plant in Zhangjiagang and investment in various plantations-related processing facilities. Bringing these projects to fruition with inbuilt competitive advantages is the key focus of management. We recently announced an investment in Davos Life Science, a nutraceuticals company, in line with our downstream strategy to extract valuable micro components from palm oil. Shareholders can expect more announcements related to increasing the landbank of our plantations, particularly in Indonesia, and further strengthening of our oleochemicals activities.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our appreciation and thanks to all employees for their contribution and to all shareholders for their continued and loyal support to the KLK Group

DATO' LEE OI HIAN
Chairman/CEO

8 December 2005

PROSPEK

Kumpulan kami sedar bahawa Kunci Kira-kira Syarikat tidak digunakan sepenuhnya kerana kami mengamalkan dasar yang berhati-hati dan hanya melabur dalam perniagaan yang berdaya maju dan menguntungkan. Justeru itu, kami akan memfokuskan tenaga kami kepada pemerolehan atau menjalankan pelaburan "greenfield" iaitu sejajar dengan perniagaan kami dalam perladangan dan industri berasas sawit. Komitmen perbelanjaan modal kami sedang dilaksanakan dengan baik, seperti kilang alkohol lemak di Westport, Pelabuhan Klang, kilang asid lemak di Zhangjiagang dan pelaburan dalam pelbagai kemudahan pengilangan yang berasaskan perladangan. Perlaksanaan projek ini ke tahap kejayaan dengan daya saingan sendiri adalah fokus utama pengurusan. Baru-baru ini kami telah mengumumkan satu pelaburan di Davos Life Science yang terlibat dalam produk pemakanan sejajar dengan strategi kami untuk mengeluarkan komponen mikro yang bernilai daripada minyak sawit. Pemegang-pemegang saham boleh menjangkakan lebih pengumuman tentang peningkatan kawasan tanaman perladangan kami, terutamanya di Indonesia, dan pengukuhan selanjutnya berterusan dalam aktiviti oleokimia kami.

PENGHARGAAN

Saya, bagi pihak Lembaga, ingin mengambil kesempatan ini menyampaikan penghargaan dan ucapan terima kasih kepada semua pekerja-pekerja kami di atas sumbangan mereka dan kepada semua pemegang-pemegang saham di atas sokongan dan kesetiaan yang berterusan kepada Kumpulan KLK.

DATO' LEE OI HIAN
Pengerusi/CEO

THE BUSINESS



TIMELY PLANNING

With strategies in place to stay ahead of our competition,
... have resulted in a higher turnover.

Replant at Ladang Kekayaan with new super mill in background



Close inspection at refinery





Bumper crop at Ladang Landak

PLANTATIONS

For the financial year under review, the plantation sector generated a turnover of RM1.61 billion and contributed RM426.71 million to the Group's profit. The profit contribution from plantations was lower by 5.0% when compared to that of the previous year, primarily due to the sharp decline of 15% in the realised price of crude palm oil. The price of crude palm oil had fallen by a hefty RM245 per ton to RM1,391 per ton ex-mill. However, some improvements in the price of palm kernels to RM986 per ton ex-mill, and of rubber to 539 sen per kg, coupled with the big jump in FFB production by 11.5% have cushioned the setback in the price of crude palm oil.

The profit per hectare of oil palm for the Group before the deduction of replanting expenditure was RM3,744 which figure was overtaken by that for rubber at RM3,961. The substantial area of young palms comprising 43.81% of the total planted area had diluted the overall performance of the oil palm sector. However, the Group's prime oil palm area in Lahad Datu, Sabah posted a profit of RM5,742 per hectare and gives much hope and optimism for the future of the current large area of young palms.

AGE PROFILE FOR OIL PALM AS AT 30/9/2005


Old
Immature
Prime
Young

PALM AGE (YRS.)	AREA (HA)	PERCENTAGE
Immature	**22,346**	**18.46%**
Young [4 - 9 yrs.]	**53,023**	**43.81%**
Prime [10 - 18 yrs.]	**29,583**	**24.44%**
Old [19 & above]	**16,078**	**13.29%**
Total	121,030	100.00%


PT. ADEI PLANTATION & INDUSTRY

palm harvesting

High yielding trees

nursery at Belitung Complex, Indonesia

New planting at Mandau Complex, Indonesia

Kebun Mandau

Rubber's contribution to the bottom line continues to edge up with the resurgence in its price. Although comprising only 14% of the total planted area, its contribution of RM60 million is significant. We are proud that our Batang Jelai Estate was named the best managed rubber estate by the Lembaga Getah Malaysia. The Group aims to consolidate its area under rubber by replanting old trees and to re-evaluate the soil and terrain of areas suitable for the conversion to rubber. The future for rubber is promising as the expectation is for demand to outstrip supply in the next few years, driven by robust world demand and the high price of synthetic rubber.

Notwithstanding, oil palm will remain the key to Group profits providing some 64% of total earnings, but is subjected to the cycles of the global market for oils and fats. The ample production of oilseeds led by about 82.8 million tons of soybeans in the USA and 15.35 million tons of rapeseed in the EU have gradually dragged down the price of crude palm oil from RM1,700 per ton to barely RM1,400 per ton. Further increase in the output of soybeans is expected in South America, subject to normal weather. Whilst there will be no shortage of oilseeds supply, the expansion of crushing facilities have not kept pace. Oil supplies will therefore not be as plentiful in meeting increasing consumption for edible and non-edible uses. In particular, the rapid expansion of the bio-fuel and bio-diesel industry worldwide in response to the call for renewable green energy, and the high price of crude petroleum augur well for the future of the industry. Currently, the seasonally high stocks and slow off take of palm oil have stagnated its price at around RM1,400 per ton, but the potential for a rally awaits palm oil in the event of a weather induced oilseed disaster, or a quickening in the pace of developments in the non-edible sector.

For the year under review, FFB production rose impressively by 11.5% to 2,250,808 tons boosted by the additional 4,114 hectares of oil palms being brought into harvesting and more satisfyingly by the rise in FFB yield per hectare by 6.1% to 22.89 tons per hectare. Further expansion of output in the near future can be expected from both the immature palms coming into productive age and the young palms increasing their yield. It is also gratifying to note that oil per hectare improved by 7.2% to 4.76 tons per hectare and that OER inched up by 0.2 to 20.8%. In an era of high fertiliser prices and the successive increase in the price of fuel, it is commendable that the ex-estate FFB production cost was held unchanged at RM113 per ton and that CPO cost was reduced by 2.2% to RM729.57 per ton. These improvements in productivity have helped to mitigate the fall in the price of crude palm oil.

Visitors at Pinang Palm Oil Mill



Mechanisation at Ladang Batang Jelai


T8

Our thrust to improve productivity to thwart rising production cost is anchored in our commitment to use high yielding tissue cultured clones (ramets) in our replants as well as new plantings, and about 5,000 hectares have been planted todate. Currently, these materials are mostly in the immature and young stages, reflecting the huge potential awaiting their maturity. On more immediate agro management practices, continued emphasis is given to harvesting standards, fertiliser application and crop evacuation with the push for consistent and correct application as per our recently revised and upgraded policy manual on agriculture policies. The management continues to find ways and means to improve OER including employing six sigma methodology in a pilot project which have shown to have wider applications for agro management of the estate.

Replanting expenditure for oil palm and rubber for the year consumed RM40.38 million with the former taking the lion's share of 91%. This expenditure would gradually decline as the major replants have been executed over the last few years and the percentage of old palms is relatively small.

Our Production Division had a hectic schedule in the completion and commissioning of existing projects, and in the planning of new ones. Our modern Kekayaan Palm Oil Mill in Johor, currently amongst the largest in Peninsular Malaysia with a capacity of 120 tons FFB per hour, is almost ready and will be commissioned in early 2006. The crucial jetty project on Belitung Island in Indonesia has been completed and only awaits the completion of bulking tanks in February 2006, before receiving its first ocean going tanker. The doubling in capacity of our Nilo Palm Oil Mill in Sumatra to 100 tons FFB per hour and the construction of a new palm oil refinery in Sabah are in progress. On the drawing board is another new palm oil mill of 60 tons FFB per hour in Belitung Island, and the upgrading of our Jeram Padang Palm Oil Mill in Negeri Sembilan to 45 tons FFB per hour to cater for the imminent FFB production from our immature fields in the respective areas. To round up the busy programme, the Production Division will also put up a 750 tons per day palm kernel crushing facility in Sumatra which comes with a supporting power plant as part of a strategy to harness Group synergy and enhance the value chain by supplying crude palm kernel oil as raw material to the Group's fatty alcohol project in Port Klang.



y under construction, Belitung



Staff quarters in Kebun Nilo, Indonesia

The year going forward will be challenging from the point of higher fuel price and its multiplier effect and issues of environment and sustainable agriculture. The industry stands to benefit from the labelling of trans-fatty acids in food products in the US and the removal of import quota by People's Republic of China. The development of the bio-diesel and bio-fuel industry will be a key driver of the price of crude palm oil. The management will give emphasis to control cost directly and indirectly through improvement in efficiency and productivity.



Demonstrating FFB grading

Tissue cultured plantlets



Modern tissue culture laboratory



RESEARCH AND DEVELOPMENT

KLK's research arm, Applied Agricultural Resources ("AAR") commissioned a new state of the art oil palm tissue culture laboratory capable of producing more than a million plantlets annually, making it currently the leading commercial oil palm clonal propagation laboratory in the world. Confidence in the potential of commercial oil palm clonal plantings continued to be reinforced with not only the persistent high yields of AAR clones over the commercial DxP hybrid seeds in the earlier commercial test plantings but also in the precocious high yields manifested in the younger clonal trials and large scale young commercial clonal plantings in Sabah and Peninsular Malaysia. In preliminary mill runs of the young clonal crop, the oil extraction rates achieved were 3.5% to 4.8% higher than those for the DxP crop. Reflecting its confidence, KLK has made AAR's clonal palms the choice planting material in all its plantations' replants, with a total of about 5,000 ha. planted to date. It is anticipated that clonal palms will be planted at the rate of 2,000 ha. annually for the coming years.

Oil palm breeding is one of the main strengths of AAR's research programme. The second generation Dumpy.Yangambi.AVROS DxP variety has improved on the earlier Dumpy.AVROS variety. The former having a higher yield potential although a smaller palm. They can be planted at a higher density and have higher yield production per palm.

In oil palm agronomy, research on soil and biophysical processes in oil palm agro ecosystem in relation to its nutrition has enabled the application of optimal and balanced fertiliser regimes for oil palm and minimise nutrient losses and the risk of environmental pollution and degradation. These research projects include K (potassium) cycling and synergistic effects of P (phosphorous) application on *Mucuna bracteata* cover crops.

On information management system, a mobile GIS (geographical information system) application to retrieve and record data anywhere in the plantations has been developed by our research unit to assist the plantation management and agronomists in making decisions in the fields.

llen mixing for mother palm



High yielding palms



Evaluating field trials



AAR in collaboration with Dr. Lulie, Department of Agriculture, Sarawak and Dr. Hatano, University of Hokkaido, Japan won the best poster award at the International Plant Nutrition Colloquium. The poster entitled "Effect of urea on methane flux under the oil palm on tropical peatland in Sarawak, Malaysia" was among the 428 posters presented by over 1,000 researchers from over 60 countries. This award is testimony of the calibre of research done at AAR.



Tissue culture storage room



Planting of ramets



Growing Mucuna for cover crop



Barn owl for biological control

COMMITMENT TO SUSTAINABLE PLANTATION OPERATIONS

The KLK corporate environmental policy strives to keep the environment clean, safe and healthy and to promote environmental awareness in our daily activities while striving for high yields and ensuring product quality. Our main strength is the efficient management of our resources and our 'duty of care' in maintaining a socially stable workforce.

We have launched the KLK Group Agricultural Policy incorporating the latest research findings and improved practices guided by good agricultural practices as part of our commitment to continual improvement in our operations. We have also launched the KLK Group Occupational Safety and Health Policy to promote a safe and healthy culture in the workplace. Cascading of these policies is through organised training and interactive field days and agronomic advisory visits. In addition, we have established an Occupational Safety and Health Department to advise, and monitor occupational safety and health performance in our operating centres.

KLK plantation activities emphasise on soil and water conservation practices, soil enrichment through recycling of organic matters, integrated pest management practices, and balanced plant nutritional requirements. We practise zero burning and carry out appropriate land preparation techniques including construction of terraces, planting platforms and soil pits. Our soil enrichment programmes include, i) planting of vigorous leguminous cover crops like *Mucuna bracteata* which generate high biomass with high organic returns to the soil, ii) recycling of empty fruit bunches from our palm oil mills for application in the field, iii) mulching with ecomats, a product from empty fruit bunches, to conserve soil moisture and prevent soil and nutrient wash-off, iv) appropriate frond placement practices and v) land application of palm oil mill effluent. Our Integrated Pest Management practices and plant nutrition requirements are well supported by scientific research and guided by experienced agronomists. We use barn owls, *Tyto alba*, and beneficial plants e.g. *Turnera subulata* and *Cassia cobanensis* as part of the integrated pest management for rodents and bag worms (leaf eating caterpillars) respectively.



of ecomat in young palms



Beneficial plants for biological control



Thriving egrets at effluent ponds

In the palm oil mills and rubber factories, we place emphasis on achieving product quality of the highest level; manufactured in accordance with good manufacturing practices and reduced environmental loads with strict adherence to the legislative requirements. We are also evaluating other methods of minimising effluent loading to the environment and utilisation of mill by-products in energy generation in our R&D programmes. We continue to pursue the adoption of international certification standards in our operating centres. We have an accredited Total Quality Department to support our quality assurance objectives.

We share through AAR our research findings and experiences at local and international conferences and by publishing of our experiences in scientific journals. We are represented in various industrial committees to share our experiences with others and update ourselves with current practices in plantation management. We have made contributions, both financial and non-financial, to charity, local community developments and disaster funds. We maintain constant dialogue with our stakeholders when conducting our businesses.


GROUP POLICY
AGRICULTURE
GROUP POLICY
OCCUPATIONAL SAFETY & HEALTH


KL-KEPONG COCOA PRODUCTS SDN BHD
KILANG MEMPROSES KOKO
KL-KEPONG COCOA PRODUCTS SDN BHD
ANUGERAH INDUSTRI KOKO 2004
KL-Kepong Cocoa Products Sdn. Bhd
Jenama

Malaysia Cocoa Industry Awards 2004

MANUFACTURING

Our Manufacturing Group achieved a turnover of RM1.36 billion, a decrease of 6% over last year. Pre-tax profit registered RM87.6 million, an increase of 8% from the previous year attributed mainly to Oleochemicals and Cocoa Products.

The Oleochemicals Division enjoyed a strong first half both in sales and profits, but faced an increasingly difficult market in the second half, particularly for our Voray group of companies in People's Republic of China ("PRC"). Malaysian operations performed satisfactorily, as did our JV Esterol. Overall, sales reached RM0.93 billion, a decrease of 6% over last year, while profits came in at RM53.3 million, a 24% drop from the previous year. Going forward, we expect market conditions to become more difficult next year, but will benefit from further economies of scale with the start-up of our new fatty acid and soap noodle plant, Taiko Palm-Oleo (Zhangjiagang) in PRC early 2006. Our new fatty alcohol plant in Port Klang, Malaysia decided in February 2005 is under construction and is scheduled to be commissioned at the end of 2006. Measures are underway to address the poor contribution of Voray group of companies in PRC i.e Hubei Zhong Chang Vegetable Oil Co. Ltd. and Tianjin Voray Bulking Installation Co. Ltd.

Our Cocoa Products business, which is involved in cocoa derivatives and chocolate, again turned in an impressive performance, with profit before tax increasing 59% to RM38.1 million over an already strong previous year. The company's consistent focus on the high end of the market allowed it to leverage its premium brand image and achieve strong margins. Further in-roads were also made into the premium chocolate market under the Selbourne brand. The decision was made to expand manufacturing capacity, and a new cocoa processing line will be commissioned by third quarter, 2006.

Standard Soap, our UK contract soap products and toiletries subsidiary, continued to face difficult market conditions. The consolidation of all manufacturing activities in a single site at Ashby, decided last year, was completed by June 2005, and started showing positive effects immediately thereafter. An exceptional profit was booked on the sale of the Skelmersdale plant following the restructuring exercise, and as a result Standard Soap turned in a profit for the year. The company will now aim at continuing to improve its operational efficiency while pursuing the higher end of the soap products and toiletries markets.



ochemical Complex, Rawang



Dissectional view of finished product



of robotics for automation



Raw material for kiln drying

BKB Hevea Products, our engineered parquet flooring business, registered a healthy growth in sales of 17% versus last year, but profit came in lower year on year due to increasing competition in its main European market. Efforts were extended, with good initial success, into the Australian and US markets, made possible by the commissioning in June 2005 of our plant expansion which more than doubled the output capacity. Further development efforts will be extended into the US, and increased focus on branding efforts should lead to an improvement in the performance of this segment.

Our rubber glove manufacturing business turned in a mixed performance. Masif Latex Products, our household gloves business, improved its results during the financial year and the outlook for this part of the business is significantly better as we get into the next financial year. KL-Kepong Rubber Products, our examination glove business, continued to disappoint, despite a much improved operational performance. Further efforts are underway by a largely renewed management team to address the remaining cost issues and improve the brand position.

Despite continued high raw material prices, our 30.5% associate, Pearl River Tyre (Holdings) Ltd turned in a remarkable improvement in its performance for the six months period ended on 30 June 2005, on the back of strong sales growth, and further cost cutting measures.



Oleochemical complex, Zhangjiagang under construction


Fastest Tootsie Tune-up
2005 WINNER
Crabtree & Evelyn
La Source
Revitalising Foot Smoother
CRABTREE & EVELYN
WINNER
OF BEST ORGANIC PRODUCT
in the 2005
Food Marketing & Manufacturing
Food Awards
Organic
ENGLISH COUNTRY
LEMON
CURD
FOOD
AWARDS
2005
Certificate of Achievement
Crabtree & Evelyn
Organic English Country Lemon
WINNER
Category
Best Organic Food Product
FOOD
AWARDS
CATEGORY

RETAILING

Crabtree & Evelyn reported a disappointing pre-tax loss of £2.7 million. Total group turnover was flat at £105 million. The loss included provisions for write-downs of certain asset values for impairment in accordance with international accounting standards.

Overall the group was adversely impacted by the strengthening of the £ sterling relative to the US dollar. This had the most profound impact on the US operations, where the cost of goods procured from the UK based manufacturing plants increased considerably. Significant steps have been undertaken to minimise this foreign exchange risk by balancing production between the US and UK manufacturing plants.

The majority of the group loss was attributed to the US operation. Declining sales and increases to cost of goods sold were the primary factors driving the US losses. The UK subsidiary has experienced a decline in profitability as a result of escalating operating expenses, notably shop rental costs.

In large part, the sales decline was the result of delays in the introduction of new products. Since then, the group's Product Development and Creative functions have been restructured and 2006 promises to be an exceptionally strong year for new products. In the first quarter of Fiscal 2005/06 Crabtree introduced "Skin Care Remedy". This new range draws from the very best of advanced cosmetic science and time trusted natural plant therapies. This introduction is consistent with Crabtree & Evelyn's focus on bringing benefit driven products to market. The group is confident the new "Holiday" product range and revamped "Gift Programme" will drive a strong first quarter, and establish a basis of reversing the sales trends.

In addition to the positive steps taken in Product Development, the group has undertaken numerous initiatives to raise global brand awareness. Crabtree secured an exclusive contract to provide amenity products to a worldwide hotel chain. This programme will introduce millions of people to the Crabtree & Evelyn brand. Additionally, several group subsidiaries have had great success with preferred customer programmes – and the company is in the process of rolling out these programmes to all group subsidiaries. Finally, Crabtree US has enjoyed considerable success from its E-Commerce business and aggressive plans are in place to roll out a strong E-Commerce programme to all international markets.

Despite the losses incurred in 2005, management is optimistic that the Product Development and Marketing strategies will bring about positive results. All efforts are being focused on restoring the group to profitability.



Aerial view of Desa Coalfields



Allamanda houses



Showroom

PROPERTIES

Desa Coalfields, Sungai Buloh

For the year, KL-Kepong Property Development had completed and handed over another 310 units of double storey terrace houses to individual buyers. Todate, we have delivered vacant possession of a total of 638 units of houses and shops to buyers.

Our current launches of Phase 2A comprising 116 units of double storey shop offices and Phase 2B comprising 352 units of double storey terrace houses have both achieved good sales and completion is targeted early next year.

More than 1,100 units of properties with a gross sales value of RM217 million have been launched todate, out of which more than 900 units have been sold with a total sales value of RM174 million.

In the forthcoming financial year 2006, new launches of double storey terrace houses and single storey shops with various lot sizes, built-up areas and designs are in the pipeline. The financial performance is expected to be significantly better as Management is confident the properties at Desa Coalfields will continue to be well received by the market.

KL-Kepong Country Homes, a subsidiary of KLK, has submitted plans for a 1,000 acre mixed development project to the authorities for approval. This proposed development which is located opposite Desa Coalfields will be our next development project in that area.

Sierramas, Sungai Buloh

Kumpulan Sierramas continues to do well with its niche development. Todate a total of 146 units valued at RM143 million launched in Sierramas West have been sold. Further launches consisting of bungalows and semi-detached houses will be carried out in the next financial year.

Participants of Rookies Run


Rookies Run

Sharing field knowledge at Ladang Sg. Tamok




LADANG LANDAK

Teamwork

HUMAN RESOURCES

Our employees are of paramount importance to our business sustainability. Right from training and developing its workforce to aiding the community, the Group has emplaced various Human Resource activities to achieve this purpose.

Building University Relationship

A constant workforce strength is the key for thriving businesses. To achieve this, the Group fosters relationship with the local government colleges and universities by participating in their career fairs to attract graduates with good leadership calibre to fill various job vacancies in line with the Group's succession plans.

Practical trainings or internships are also provided by the Group to these undergraduates with the aim to attract them to join the Group upon completion of their tertiary education.

Compensation Review

During the financial year, the Group reviewed the executive and managerial salary scales of the plantation sector as part of its efforts to recruit and retain key employees and keep in track with the prevailing job market rates.

Meanwhile, our manufacturing sector has developed a new Performance Evaluation and Reward System aimed at improving both the measured and "soft objectives" performance, and at the same time improve the retention rate of employees.

Continuous Learning Culture

The Group believes that the key to a competent and committed workforce lies in its efforts to provide continuous learning opportunities for its employees. Towards this direction, induction programmes were organised for newly recruited Cadet Planters and Engineers at its Training Centre in Ipoh.

Field days were also organised for various levels of employees to provide hands-on and on-the-job training as part of Group's initiative to create a workforce that would deliver business excellence. Regional meetings for managers are held on a regular basis to exchange information and to impart the latest advancements in plantation practices.

The importance of the English language in business cannot be underestimated. Being an international language and the impact of globalisation in business, the Group in collaboration with the ELS Language Centres conducted a "KLK Business English Programme" for its Head Office executives. The primary aim is to equip our executives with the necessary verbal and written communication skills, which will serve to enhance job competencies.


KL KEPONG COCOA PRODUCTS SDN BHD
MANAGEMENT REVIEW
&
TEAMBUILDING CONFERENCE

...ion on the GEM Principle | 25 Years Award recipient, A. Selvaraj | Visit by Minister of Human Resources, Sabah | 100% pass rate for adult class | Blood donation campaign

A two-day leadership workshop "Managing in Challenging Times: The GEM Principle" was held on 28 and 29 June 2005 in Kuala Lumpur. About 110 senior management personnel of the Group including the Directors attended this workshop which was facilitated by Professor Daniel Quinn Mills from the renowned Harvard Business School, US.

In our retail sector, we have taken steps to enhance the current Field Training Manager programme to provide an expanded level of training to our newly appointed Store Managers. Crabtree & Evelyn also offered two programmes during the year under review on "Successfully Negotiating to the Bottom Line" to enhance the negotiation skills of our buying staff and "Managing Increased Workload" to equip additional techniques to its employees.

Our retail sector also conducts "District Manager Conferences" two times a year to provide our District Managers the opportunity for leadership development, preview areas of operational expertise and discuss best practices in the effective management of their districts to achieve results. In addition, the company previews upcoming events, new products, PR and promotion programmes at the Conference.

Employee Welfare

With the Group's international workforce strength of more than 24,000, various activities under the banner of employee welfare were carried out to foster better ties and interaction amongst the employees.

In terms of facilities and enhancing its amenities, the Group initiated the repainting of its workers quarters in the plantation sector and budgeted for beautification programme in the estates.

Legislative Compliances

To meet the standards of good corporate governance, the Group has complied with all Federal and State employment laws and regulations taking into account the cultural sensitivities and intricacies involved in each of the countries where it operates.



KLK Business English graduates


At Head Office
At Pekanbaru

INFORMATION TECHNOLOGY

We are committed to harness the latest IT to maintain the competitive edge in the fast changing business environment. The future will see further proliferation of IT into every aspect of our Group's business processes to meet the challenges ahead.

We are pleased to report that the Group's IT Department is the first in Malaysia to successfully implement SAP Business One, an easy-to-use business and operational management solution for emerging and dynamic businesses, at its parquet manufacturing operations in BKB Hevea Products. Next to implement this by January 2006 is our oleochemical operations in Taiko Palm-Oleo (Zhangjiagang) Co Ltd, People's Republic of China.

In our retail sector, we have successfully put in place an integrated wide area network to provide real-time support for our preferred customers' loyalty programme in Crabtree & Evelyn in the US, UK and Canada. With this broadband infrastructure now functional, we are starting on upgrading our back office and point-of-sale systems for better integration to this programme.

As a result of our pioneering spirit and desire for betterment, we continue to strengthen in the proliferation of IT throughout our operations. In the palm oil milling operations, we have successfully implemented JustCommodity's ContraXcentral (CXC) business solutions where data from the weighbridge system is posted to CXC for the operating centres, marketing and accounts division's usage. This system has been successfully installed in all our palm oil mills and kernel crushing plants in Peninsular Malaysia and KDC Complex in Sabah. With this solution in place, management and marketing personnel will be equipped with a business intelligence tool to help them make better marketing decisions.

With the rapid growth of the Internet and improvements in technology, we are constantly keeping abreast with and harnessing the latest developments in order to achieve top quality and maximum efficiency in IT. With that in mind, IT will be deploying a new Checkroll system and methodology based on a combination of portable data collection devices (PDC) and printers. The primary scope of this initiative is to substantially reduce paper dependency and document flow, remove duplications and redundancy of work processes, thus leading to an increase in data accuracy, throughput and ultimately making information timeless. We started work on this project in August 2005, with the co-operation of Plantation, Audit and Human Resource Divisions. The first phase of our pilot run in one of our estates has commenced. Success in this project will be a significant milestone achievement in the plantations sector.


website
Automation in oleochemical operations
RABTREE & EVELYN
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We are presently finalising our new inventory control system (SS5). This new version has the addition of a new CMMS module to handle machine maintenance, work order creation and stock issuance. It allows the keeping of historical data on any machine, equipment and vehicle with the capability for the management to drill down to provide pertinent information. This project is completed and is presently undergoing beta testing in Serapoh estate.

Another upcoming project is to set up a secure FTP server/client solution for indents, purchase orders and for invoice approvals between the operating centres and HO in particular our Purchasing Unit. With a secure FTP, we may further allow selected vendors to participate in tendering, order fulfilment and invoicing. This will prevent problems with indents and purchase orders currently being attached to e-mails from disappearing into cyber space.

In the areas of data communication efficiencies and remote support functionality, IT is working hand in hand with some broadband providers on the communication and broadband infrastructure between HO and the operating centres. This is to ensure that we have a safe and better network environment to support greater use of information technology in all facets of our business processes.


Plantation
Kuala Lumpur Kepong Berhad
Welcome to Kuala Lumpur Kepong Berhad.
KUALA LUMPUR KEPONG BERHAD ("KLK") is a Malaysian multinational company involved in plantation, manufacturing, retailing and property development. Whilst plantation remains KLK's core business, the Group has expanded downstream into resource-based manufacturing, in particular oleochemicals, cocoa processing and rubber processing. Through Crabtree & Evelyn, a worldwide brand, the Group is involved in the manufacture and retail of personal care products, toiletries, home fragrances and fine foods. Capitalising on the strategic location of its land bank in Malaysia, KLK has also ventured into property development.
KLK, with an issued and paid-up capital of RM 712,516,128, is listed with the Bursa Malaysia (formerly known as the Kuala Lumpur Stock Exchange). Its shareholders' fund currently exceeds RM 3.0 billion.
NEWS
30 August 2005
KLK announces its 3rd Quarter Results for the period ended 30 June 2005.
For details click here.
Plantation
Manufacturing
Property
Retailing
© Copyright 2003 Kuala Lumpur Kepong Berhad. All Rights Reserved.

www.klk.com.my


Ipoh Symphonic Orchestra


Production of "Mulan" sponsored by KLK

CORPORATE SOCIAL RESPONSIBILITY

Caring and sharing are the twin key words which epitomise the corporate philosophy of KLK with regards to its social responsibility towards the community. Motivated by this corporate philosophy, the KLK Group continues to be committed towards the development and enrichment of the community in which it operates. KLK supports various social projects focusing on charity and education.

In line with its corporate social responsibility, a KLK Tsunami Relief Fund was launched by the Group to provide relief to victims of the devastation caused by the tsunami in the littoral states of the Indian Ocean on 26 December 2004. Towards this cause, the KLK Group contributed some RM650,000 whilst KLK employees responded with another RM162,606.

KLK's solid commitment to education and youths is reinforced through its foundation, Yayasan KLK, which annually supports some 40 poor and deserving Malaysian youths to further their tertiary education in local institutions in various disciplines. Grants and financial support are also channelled to schools and universities to enable them to improve their educational facilities.

Educational visits by students from various institutions and by foreign visitors are encouraged so that they will be able to better appreciate the sustainable plantation practices implemented throughout the KLK Group.

The KLK Group continues to support various charity organisations for the less fortunate children such as Ray of Hope, New Horizons Society and Yayasan Sultan Idris Shah. Old folks homes are also not forgotten and financial support is also extended to them.

To help promote Perak as an educational and performing arts centre, KLK takes great pride in sponsoring various projects of the Perak Academy and the Perak Society of Performing Arts. KLK's financial support has also been extended to the newly formed 60-member strong Ipoh Symphonic Band. For the year under review, KLK sponsored the play production of "Mulan" by St. Michael's Institution.

The Company also participates in certain national and state projects which promote national integration and unity amongst the multi-ethnic races in Malaysia. KLK has co-sponsored various activities organised by the Asian Strategy & Leadership Institute (ASLI). For more than 30 years, KLK has been associated with Zoo Negara, Kuala Lumpur. Currently KLK continues with the sponsorship of a Bengal Tiger in the Zoo.

As a gesture of goodwill and as a good corporate citizen, our property sector also sponsored the setting up of a "Pondok Polis" to bolster the security in the Desa Coalfields housing area. Various social and community activities of the residents there continue to be supported by our property sector.


THE
WYNDHAM
LAND
TRUST
NATURE SANCTUARY

for Life Campaign — Tsunami donation, Indonesia — Sponsorship of International Conference — Students' visit

On the global front, our subsidiary, Crabtree & Evelyn ("C&E") is also conscious of the needs of the community and people within its organisation.

For the past 5 years, C&E has been a major contributor in the Northeast Connecticut Relay for Life Campaign (Cancer Awareness) and this year alone over USD64,000 was raised. C&E is proud of the fact that through special events including yard sales, raffles, casual Friday's donations, the 2nd Annual Relay Gala and company wide rallies, every employee at C&E could take part in such worthwhile causes.

C&E is also proud to be involved in raising funds for the tsunami that caused wanton destruction of lives and properties in countries around the Indian Ocean in December 2004.

In addition, C&E contributes yearly towards fund raising activities for educational purposes, endowments and community events. This year, C&E took part in the US Wyndham Land Trust's efforts to purchase local wetlands to ensure that this area would remain a natural habitat for future generations.


Ray Of Hope
Living Skills
&
Pre-Vocational Programmes

The Board of Directors of KLK recognises the significance of maintaining good corporate governance and has continued to exercise the highest standards of corporate governance in all aspects of its business dealings with integrity and transparency. The Board strongly believes that professionalism is the bedrock of excellence and hence the key component for the Group's continued growth and success.

The Company has complied with the Best Practices in Corporate Governance embodied in Part 2 of the Malaysian Code on Corporate Governance ("the Code"). The Board is therefore, pleased to provide the following statement which narrates the various measures taken by the Company and Group to strengthen application of the principles set out in Part 1 of the Code.

BOARD OF DIRECTORS

The Company is led by an effective Board which sets policies that will enable them to guide the Company to achieve its goals. The Board currently has seven members. Of the seven, there is only one Executive Director and the balance are Non-Executives, four of whom are Independent. This exceeds Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements, to have at least one third of the Board consisting of Independent Directors.

The Board composition of Executive Director and Non-Executive Directors including the Independent Non-Executive Directors, ensures that no individuals or small group of individuals dominates the Board's decision making. Together, the Directors bring a wide spectrum of business acumen, financial experience, skills and perspectives necessary to carry out the Group's local and international business operations. This diverse Directors' wealth of knowledge reflect the Company's commitment to ensure effective leadership and control of the Group. A brief profile and status of each Director are presented on pages 18 to 21.

The Board meets on a scheduled basis and has formal schedule of matters reserved to its meetings. For the financial year ended 30 September 2005, the Board held four meetings. Directors' attendance to these meetings can be found in the Profiles of Directors on pages 18 to 21.

At Board Meetings, strategies, performance and resources of the Group are being reviewed and evaluated as against their budgets and targets in light of any changing circumstances whether economic, social or political. Although all the Directors have an equal responsibility for the Group's operations, the pivotal role played by the Independent Non-Executive Directors is vital to ensure that strategies formulated or transactions proposed by management are amply discussed in an unbiased and independent manner, taking into account the interests of all stakeholders including the communities in which the Group operates.

In discharging its fiduciary duty, the Board is assisted by Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee, each operating within defined terms of reference which have been approved by the Board. The Board, through these Committees, addresses and monitors the principal risks affecting or that may affect the Group's operations and the measures that could be taken to mitigate such risks.

In addition, where necessary, the Board including individual Board member in their own capacity may obtain external expert professionals in their respective fields to express their views on specific matters, in the furtherance of their duties, at the Company's expense.

Supply Of Information To Board Members

Board Meetings are structured with a pre-set agenda which encompasses all aspects of matters under discussion. This will enable the Directors to look at both qualitative and quantitative factors so that informed decisions are made. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to deliberate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments. All proceedings of Board Meetings are minuted and signed by the Chairman of the Meeting in accordance with the provision of Section 156 of the Companies Act, 1965.

Directors have unrestricted direct access to the Senior Management and the services of the Company Secretaries who advise the Board on the Company's policies and procedures, Directors' responsibilities under the respective legislations and regulations, and the Company's compliance with the relevant laws, regulations and regulatory requirements.

Directors, especially newly appointed ones, are encouraged to visit the Group's operating centres to have an insight on the Group's various operations which would assist the Board to make effective decisions relating to the Group. The Directors visited the Indonesian and Australian operating centres for the year under review.



Board Committees

- **Audit Committee** (established in 1993)

The composition and terms of reference of this Committee together with its report are presented on pages 58 to 60 of the Annual Report.

- **Nomination Committee** (established in 2001)

The Committee's responsibility, among others, is to recommend the right candidate with the necessary skills, experience and competencies to be filled in the Board and Board Committees. The Board as a whole makes the final decisions on new appointments.

Re-appointment or re-election of Directors at the Annual General Meeting are recommended by this Committee to the Board for their approval.

The Board's Nomination Committee comprises three Non-Executive Directors, majority of whom are Independent. The members are:

Tan Sri Dato' Thong Yaw Hong (appointed as Chairman on 1 October 2005)
- Independent Non-Executive Director

Dato' Lee Hau Hian
- Non-Independent Non-Executive Director

R. M. Alias (appointed on 1 October 2005)
- Independent Non-Executive Director

Yeoh Chin Hin (retired on 23 February 2005)
- Independent Non-Executive Director

The Committee meets on a need basis. For the financial year ended 30 September 2005, the Committee held one meeting.

- **Remuneration Committee** (established in 1994)

This Committee's primary responsibility is to structure and to review the remuneration policy for the plantations sector and the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Executive Director are subject to the approval of the Board and in the case of Non-Executive Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, majority of whom are Independent Non-Executive Directors, are as shown overleaf:

R. M. Alias (Chairman)
- Independent Non-Executive Director

Tan Sri Dato' Thong Yaw Hong (appointed on 1 October 2005)
- Independent Non-Executive Director

Dato' Lee Hau Hian (appointed on 1 October 2005)
- Non-Independent Non-Executive Director

Yeoh Chin Hin (retired on 23 February 2005)
- Independent Non-Executive Director

Maj-Gen (R) Dato' Seri Dr. Mahmood Sulaiman (retired on 23 February 2005)
- Independent Non-Executive Director

The Committee meets on a need basis. For the financial year ended 30 September 2005, the Committee held one meeting.

Directors' Remuneration

The Company pays its Non-Executive Directors annual fees which was last revised in 2004 and are approved annually by the shareholders. In addition, members to Board Committees are paid a meeting allowance for each Committee meeting they attend. The Directors are also reimbursed reasonable expenses incurred by them in the course of carrying out their duties on behalf of the Company.

The Company's framework on Directors' remuneration has the underlying objectives of attracting and retaining the Directors of high calibre needed to run the Group successfully. In the case of the Chairman/CEO, the various component of the remuneration are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the expertise, experience and level of responsibilities undertaken by a particular Non-Executive Director concerned. In addition, the Board also takes into consideration any relevant information provided by independent consultants or from survey data.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies for the financial year under review are presented in the table below:

(a) Aggregate remuneration of Directors categorised into appropriate components:

	Fees RM'000	Ex-Gratia Payment RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Director	-	-	614	562	60	229	1, 465
Non-Executive Directors	621	950	-	-	-	51	1, 622

(b) The number of Directors of the Company whose total remuneration falls within the following bands:

	Number of Directors	
Range of remuneration	Executive	Non-Executive
RM50,001 to RM100,000	-	4
RM100,001 to RM150,000	-	2
RM150,001 to RM200,000	-	1*
RM400,001 to RM450,000	-	2*
RM1,450,001 to RM1,500,000	1	-

*Directors retired on 23 February 2005.

Currently there are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO, Dato' Lee Oi Hian. The contract with the Chairman/CEO will expire on 19 December 2008.

Re-election Of Directors

In accordance with the Company's Articles of Association, all newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting ("AGM") following their appointments. Yeoh Eng Khoon who was appointed to the Board for the year ended 30 September 2005, will retire at the forthcoming AGM as shown in the Notice of Meeting (Ordinary Resolution 5) on page 136.

In accordance with the Articles of Association, one third of the remaining Directors are required to retire by rotation at the AGM held annually and that all Directors shall retire at least once in every 3 years. The Directors due to retire by rotation at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 3 and 4) on page 136.

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming AGM are shown in the Notice of Meeting (Ordinary Resolutions 6 and 7) on page 136.

Directors' Training

All the Directors have attended and completed the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysts Malaysia (now known as Bursatra Sdn Bhd). Each Director has also accumulated the requisite total of 72 Continuing Education Programmes points for the years 2003 and 2004 as specified by Bursa Malaysia.



Under the revised Bursa Malaysia Listing Requirements, the Board will assume the onus of determining or overseeing the training needs of their Directors from year 2005 onwards. Directors are encouraged to attend various external professional programmes necessary to ensure that they are kept abreast on various issues facing the changing business environment within which the Group operates. For the year under review, the Directors had attended a seminar on "Managing in Challenging Times" by Professor Daniel Quinn Mills of Harvard Business School organised by the Company.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

The AGM is the principal avenue for dialogue and interaction with the shareholders of the Company. The Board encourages shareholders' active participation at the Company's AGM and endeavours to ensure all Board Members are in attendance. The Auditors are also present in the Company's AGM. At the AGM, the Board presents the performance of the Group as contained in the Annual Report and shareholders present are given the opportunity to raise questions or to seek more information. Resolutions tabled and passed at the Meeting are released to the Bursa Malaysia on the same day to enable the public to know the outcome.



In addition, the Company disseminate various announcements through Bursa Malaysia, in particular the timely release of the quarterly results within two months from the close of a particular quarter. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of the public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the Company's website at *www.klk.com.my* and also the Bursa Malaysia's website.

The Board recognises the importance of keeping shareholders and investors informed of the Group's business and corporate developments. The Company's website is also being used as a forum to communicate with the shareholders and investors and to provide information on the Group's business activities.

The Board has appointed R. M. Alias as the Senior Independent Non-Executive Director to whom shareholders can address their concerns. At all times, shareholders may contact the Company Secretaries for information on the Company.

Dialogues/presentations are held periodically with investors and analysts at the Head Office or roadshows. For the financial year ended 30 September 2005, the Company also participated in "Invest Malaysia", "Minggu Saham Amanah Malaysia" and "Malaysian Commodities Showcase Exhibition" where potential investors and members of the public can obtain information on the Group's business and performance.



ACCOUNTABILITY AND AUDIT

Financial Reporting

The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee plays a crucial role in reviewing information to be disclosed to ensure its accuracy, adequacy and compliance to the appropriate accounting standards.

Internal Controls

The Statement on Internal Control is set out on pages 56 to 57.

Relationship With The Auditors

The role of the Audit Committee in relation to both the external and internal auditors is elaborated on pages 58 to 60.

COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:

(a) Details of the Directors' remuneration are set out in applicable bands of RM50,000 which comply with Bursa Malaysia Listing Requirements but however, it represents a departure from the Principles of Corporate Governance of the Code which prescribes individual disclosure of directors' remuneration packages. The Board is of the view that transparency and accountability aspects of Corporate Governance in respect of the Directors' remuneration are appropriately addressed by the band disclosure method.

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient Independent Directors on the Board with wide boardroom experience and expertise to provide the necessary check and balance. Further, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters for the operation of the Group's affairs and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the Bursa Malaysia Listing Requirements.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30 September 2005, the Directors have:

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

OTHER INFORMATION

Option Warrants And Convertible Securities

The Company has not issued any warrants and convertible securities during the financial year.

American Depositary Receipt ("ADR")

KLK has ADR Programme (Level 1) in the United States of America ("US") sponsored by JPMorgan Chase Bank ("JPMorgan"). Under the ADR Programme, a maximum of 21.3 million ordinary shares of RM1.00 each in KLK, representing approximately 3% of its current issued and paid-up share capital, are tradable in ADRs over-the-counter in the US in the ratio of 1 (one) ADR to 10 (ten) KLK shares. JPMorgan, the depositary bank has appointed Malayan Banking Berhad, Kuala Lumpur as its sole custodian of the KLK shares for the ADR Programme. As at the year ended 30 September 2005, no KLK shares have been deposited with the custodian and therefore, there are no ADRs outstanding at this time.

Sanctions And/Or Penalties

There was no material sanctions and/or penalties imposed on the Company and its subsidiaries, Directors or management by the relevant regulatory bodies during the financial year.

Profit Guarantee

During the financial year, there was no profit guarantee issued by the Company.

Material Contracts

Material contracts for the Company and its subsidiaries involving Directors either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 29 to the financial statements under "Related Party Transactions" on pages 99 to 101.

23 November 2005

The Board of Directors of Kuala Lumpur Kepong Berhad ("the Board") is pleased to provide the following Statement on Internal Control pursuant to paragraph 15.27(b) of the Bursa Malaysia Securities Berhad Listing Requirements ("Bursa Malaysia Listing Requirements"). The Board is committed to fulfilling its responsibility of maintaining a sound system of internal control in the Group in accordance with the Malaysian Code on Corporate Governance.

The External Auditors have reviewed this statement in accordance with the Auditing Technical Release 5, Guidance for Auditors on the Review of Directors' Statement on Internal Control pursuant to paragraph 15.24 of the Bursa Malaysia Listing Requirements and have reported to the Board that it appropriately reflects the processes that the Board has adopted in reviewing the adequacy and integrity of the system of internal control.

Set out below is the Board's Internal Control Statement which outlines the nature and state of internal control of the Group during the year.

BOARD RESPONSIBILITY

The Board acknowledges its responsibility for the Group's system of internal control which includes the establishment of an appropriate control environment and framework as well as reviewing its adequacy and integrity.

The Board also recognises that a sound system of internal control can only reduce but not eliminate the possibility of poor judgement in decision making, human error, control process being deliberately circumvented by employees, management overriding controls and the occurrence of unforeseeable circumstances. Accordingly, the system could provide only reasonable but not absolute assurance against material misstatement, operational failures, fraud or loss.

KEY COMPONENTS OF INTERNAL CONTROL ENVIRONMENT

Risk Management Framework

The Board recognises that having a formal risk management framework in place is essential to ensure proper management of the risks that may impede the achievement of the Group's goals and objectives. Towards this end, a formal risk management framework has been established to ensure that structured and consistent approach and methods are practised in the on-going process of identifying and assessing the principal risks across the local and overseas operating units. The Board is supported by the Group Risk Management Committee ("GRMC"), chaired by the Chairman/CEO in overseeing the risk management efforts within the Group.

The risk management process includes identifying principal business risks in critical areas, assessing the likelihood and impact of material exposures and determining its corresponding risk mitigation and treatment measures.

The on-going processes are co-ordinated by the Internal Audit Division in conjunction with all the business heads within the Group and reporting periodically to the GRMC.

- ***Board Meetings***
  The Board meets at least quarterly and has a formal agenda on matters for discussion. The Chairman/CEO leads the presentation of board papers and provides comprehensive explanation of pertinent issues. In arriving at any decision, on recommendation by the Management, a thorough deliberation and discussion by the Board is a prerequisite. In addition, the Board is kept updated on the Group's activities and operations on a regular basis.

- ***Organisational Structure With Formally Defined Responsibility Lines And Delegation Of Authority***
  There is in place an organisational structure with formally defined responsibility lines and authorities to facilitate quick response to changes in the evolving business environment, effective supervision of day-to-day business conducts and accountability for operation performance. Capital and non-capital expenditures and acquisition and disposal of investment interest are subject to appropriate approval processes.

- ***Performance Management Framework***
  Comprehensive management reports are generated on a regular and consistent basis to facilitate the Board, the Group's Management to perform financial and operating reviews on the various operating units. The reviews encompass areas such as financial and non-financial key performance indicators, variances between budget and operating results and compliance with laws and regulations.

  The Group has in place a detailed and well-controlled budgeting process that provides a responsibility accounting framework.

- ***Operational Policies And Procedures***
  The documented policies and procedures form an integral part of the internal control system to safeguard the Group's assets against material losses and ensure complete and accurate financial information. The documents consist of memoranda, circulars, manuals and handbooks that are continuously being revised and updated to meet operational needs.

- ***Group Internal Audit***
  The Group Internal Auditor, who reports directly to the Audit Committee, conducts reviews on the systems of internal control and the effectiveness of the processes that are in place to identify, manage and report risks. The routine reviews are being conducted on units under the Group's major core activities.

WEAKNESS IN INTERNAL CONTROL

Continuous Management efforts are in place to improve the internal control systems. There was no material loss which occurred during the year that resulted from weaknesses in the internal control systems.

23 November 2005

MEMBERS

YM Tengku Robert Hamzah – Chairman
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA member)

Mr. Yeoh Eng Khoon
(Independent Non-Executive Director)

SECRETARIES

J. C. Lim
Fan Chee Kum

TERMS OF REFERENCE

The Audit Committee ("Committee") was established in 1993 to serve as a Committee of the Board. The terms of reference of the Committee are set out below:

Duties And Responsibilities

The Committee shall:

- Provide assistance to the Board of Directors (the "Board") in fulfilling its fiduciary responsibilities relating to corporate accounting and reporting practices for Kuala Lumpur Kepong Berhad (the "Company") and all its subsidiaries (the "Group").

- Maintain through regularly scheduled meetings, a direct line of communication between the Board and the External and Internal Auditors.

- Propose, monitor and ensure an adequate system of risk management for Management to safeguard the Group's assets and operations.

- Act upon the Board's request to investigate and report on any issues or concerns with regard to the Management of the Group.

Authority

- The Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Committee.

- The Committee shall have unlimited access to all information and documents relevant to its activities as well as to the internal and external auditors and senior management of the Group.

- The Committee is authorised by the Board to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers this necessary.

Financial Procedures And Financial Reporting

Review of the quarterly and year-end financial statements of the Company and the Group to ensure compliance with appropriate accounting policies, accounting standards and disclosure requirements before submitting them to the Board.

Related Party Transactions

To consider any related party transactions that may arise within the Company or the Group.

External Audit

- Review the audit plan of the external auditors;

- Review the external auditors' report and to evaluate their findings and recommendations for actions to be taken;

- Consider the nomination, appointment and the reappointment of external auditors, their fees and any questions on resignation and dismissal;

- To report promptly to the Bursa Malaysia Securities Berhad ("Bursa Malaysia") on any matter reported by it to the Board which has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Requirements.

Internal Audit

- Review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;

- Review the internal audit programme and results of the internal audit process and where necessary, ensure that appropriate action is taken on the recommendations of the internal audit function;

- Review the performance of the Internal Audit Division ("IAD") to ensure that they have the standing to exercise independence and professionalism in discharging their duties.

COMPOSITION

The terms of office and performance of each of the member of the Committee shall be reviewed by the Board at least once every 3 years.

MEETINGS

During the financial year ended 30 September 2005, five Committee meetings were held. A record of the attendance to these meetings was as follows:

	No. of Meetings Attended
YM Tengku Robert Hamzah	5/5
Datuk Abdul Rahman bin Mohd. Ramli	4/5
Maj-Gen (R) Dato' Seri Dr Mahmood Sulaiman *(retired on 23 February 2005)*	3/3
Mr. Yeoh Eng Khoon *(appointed on 18 May 2005)*	*1/1*

INTERNAL AUDIT FUNCTION

The Group has an adequately resourced IAD which reports directly to the Committee and is independent of the activities they audit. There is also in place an audit charter that defines the organisation status, functions and responsibilities of the IAD.

The IAD conducts regular and systematic reviews of the key controls and processes in the operating units and assess compliance with the established policies and procedures. This provides reasonable assurance that such systems would continue to operate satisfactorily and effectively in the Company and the Group. In addition, the IAD also conducts investigations and special reviews at the request of Management.

On a quarterly basis, the IAD submits the audit reports on their audit activities to the Committee for its review and deliberation. The Head of the IAD attends the Committee meetings to present the internal audit findings and makes appropriate recommendations on any areas of concern within the Company and the Group for the Committee's deliberation.

In 2004/2005 a total of 182 audits and reviews were carried out spanning the Group's operations.

ACTIVITIES

The summary of activities of the Committee during the year under review was as follows:

- Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval, focusing particularly on:

  - changes in or implementation of major accounting policy;
  - significant and unusual events;
  - the going concern assumption; and
  - compliance with accounting standards and other legal requirements.

- Reviewed the related party transactions that had arisen within the Company or the Group.

- Considered the appointment of external auditors and their request for increase in audit fees.

- Reviewed with the external auditors their audit plan prior to commencement of audit.

- Discussed and reviewed the Group's financial year-end statements with the external auditors including issues and findings noted in the course of the audit of the Group's Financial Statements.

- Reviewed and discussed with the external auditors their evaluation of the system on internal control of the Group including meeting the external auditors without the presence of Management.

- Reviewed and deliberated on reports of audits conducted by the IAD.

- The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.

- Reviewed and assessed the risk management activities of the Company and the Group.

100

1906 - 2006

STILL GOING STRONG




100
STILL GOING STRONG

STRENGTHENING FUNDAMENTALS

Focus has been placed on consolidating our strengths while expanding operations in certain markets.

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiary companies, and of the Company for the year ended 30 September 2005.

PRINCIPAL ACTIVITIES
The Company carries on the business of producing and processing palm products and natural rubber on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30 September 2005.

RESULTS

	Group RM'000	Company RM'000
Profit before taxation	572,343	366,215
Tax expense	(156,502)	(73,332)
Profit after taxation	415,841	292,883
Minority interests	(5,187)	-
Net profit for the year	410,654	292,883

DIVIDENDS
The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,007,000 in respect of the year ended 30 September 2004 was paid on 21 March 2005, as proposed in last year's report;

(ii) a special dividend of 15 sen gross per share, less 28% income tax, amounting to RM76,677,000 in respect of the year ended 30 September 2004 was paid on 21 March 2005, as proposed in last year's report; and

(iii) an interim dividend of 6 sen gross per share, tax exempt, amounting to RM42,599,000 in respect of the year ended 30 September 2005 was paid on 9 August 2005.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax and a special dividend of 25 sen gross per share, less 28% income tax totalling RM173,802,000 for the year ended 30 September 2005 which, subject to approval at the Annual General Meeting of the Company, will be paid on 21 March 2006 to shareholders on the Company's register of members at the close of business on 23 February 2006.

RESERVES AND PROVISIONS
All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL
During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Extraordinary General Meeting ("EGM") held on 23 February 2005. Details of the shares bought back and retained as treasury shares are as follows:

Month	No. Of Shares Bought Back And Held As Treasury Shares	Per Share Highest Price Paid RM	Per Share Lowest Price Paid RM	Per Share Average Price Paid RM	Total Consideration RM '000
February 1999	1,208,000	5.90	5.10	5.58	6,823
March 1999	1,131,000	5.25	4.72	4.86	5,559
January 2002	200,000	5.30	5.30	5.30	1,065
	2,539,000				13,447

The mandate given by the shareholders will expire at the forthcoming Annual General Meeting ("AGM") and an ordinary resolution will be tabled at the Company's EGM to be convened on the same day of the Company's AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 17.

In accordance with the Company's Articles of Association, Dato' Lee Oi Hian and Datuk Abdul Rahman bin Mohd. Ramli retire by rotation from the Board at the forthcoming AGM, and being eligible, offer themselves for re-election.

In accordance with the Company's Articles of Association, Yeoh Eng Khoon who was appointed since the last AGM, retires from the Board at the forthcoming AGM, and being eligible, offers himself for re-election.

Tan Sri Dato' Thong Yaw Hong and R.M. Alias retire from the Board at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following AGM of the Company.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were Directors at year end as recorded in the Register of Directors' Shareholdings are as follows:

Name	Number of Shares of RM1 each: Balance at 1.10.2004	Bought	Sold	Balance at 30.9.2005	% of Issued Share Capital#
Dato' Lee Oi Hian					
- held directly	48,000	-	-	48,000	0.01
- deemed interested	332,132,500	3,859,618	2,360,900	333,631,218	46.99
YM Tengku Robert Hamzah					
- held directly	73,000	-	-	73,000	0.01
- deemed interested	170,000	-	-	170,000	0.02
R. M. Alias					
- held directly	225,000	-	-	225,000	0.03
- deemed interested	-	-	-	-	-
Dato' Lee Hau Hian					
- held directly	55,500	-	-	55,500	0.01
- deemed interested	332,132,500	3,859,618	2,360,900	333,631,218	46.99
Tan Sri Dato' Thong Yaw Hong					
- held directly	70,000	-	-	70,000	0.01
- deemed interested	45,000	-	-	45,000	0.01
Yeoh Eng Khoon					
- held directly	240,000	-	-	240,000	0.03
- deemed interested	2,120,000	19,000	-	2,139,000	0.30

Based on 709,977,128 shares excluding 2,539,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Oi Hian's and Dato' Lee Hau Hian's deemed interest in the shares of the Company increased by 719,800 shares between 30 September 2005 and 1 December 2005. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian and Dato' Lee Hau Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 33 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors and the consultancy fee paid to a Director shown in the Group financial statements), by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 29 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares of the Company or any other body corporate.

OPTIONS GRANTED OVER UNISSUED SHARES

No options were granted to any person to take up unissued shares of the Company during the year.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, the results of the operations of the Group and of the Company for the financial year ended 30 September 2005 have not been substantially affected by any item, transaction or event of a material and unusual nature, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

AUDITORS
The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

YM TENGKU ROBERT HAMZAH
(Director)

YEOH ENG KHOON
(Director)

12 December 2005

INCOME STATEMENTS

For The Year Ended 30 September 2005

	Note	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Revenue	2	**3,789,897**	3,883,483	**703,213**	712,277
Operating profit	3	**551,839**	567,733	**366,215**	324,622
Finance cost	4	**(6,744)**	(5,686)	**-**	-
Share of results of associated companies	3	**27,248**	47,913	**-**	-
Profit before taxation		**572,343**	609,960	**366,215**	324,622
Tax expense					
Company and subsidiary companies	7	**(146,767)**	(137,493)	**(73,332)**	(77,963)
Associated companies	7	**(9,735)**	(22,396)	**-**	-
		(156,502)	(159,889)	**(73,332)**	(77,963)
Profit after taxation		**415,841**	450,071	**292,883**	246,659
Minority interests		**(5,187)**	(19,822)	**-**	-
Net profit for the year		**410,654**	430,249	**292,883**	246,659
		Sen	Sen	**Sen**	Sen
Earnings per share	8	**57.8**	60.6	**41.3**	34.7
Net dividends per share - 6 sen tax exempt and 34 sen gross less 28% income tax (2004: 6 sen tax exempt and 24 sen gross less 28% income tax)	9	**30.5**	23.3	**30.5**	23.3

The accompanying notes form an integral part of the financial statements.

	Note	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
PROPERTY, PLANT AND EQUIPMENT	10	**2,487,297**	2,352,652	**663,169**	642,714
LAND HELD FOR PROPERTY DEVELOPMENT	11	**194,839**	194,389	**-**	-
SUBSIDIARY COMPANIES	12	**-**	-	**971,021**	1,018,984
ASSOCIATED COMPANIES	13	**135,803**	493,443	**13,043**	97,461
OTHER INVESTMENTS	14	**466,766**	94,579	**79,089**	652
DEFERRED TAX ASSETS	15	**8,664**	5,176	**-**	-
INTANGIBLE ASSETS	16	**17,661**	19,060	**-**	-
GOODWILL ON CONSOLIDATION		**60,369**	60,369	**-**	-
		3,371,399	3,219,668	**1,726,322**	1,759,811
CURRENT ASSETS					
Inventories	17	**614,152**	511,975	**27,118**	22,785
Trade receivables	18	**272,394**	298,578	**18,587**	13,094
Other receivables, deposits and prepayments	19	**278,164**	209,387	**25,502**	46,207
Property development costs	20	**25,950**	20,489	**-**	-
Amounts owing by subsidiary companies	12	**-**	-	**1,454,761**	1,479,324
Cash and cash equivalents	21	**644,754**	636,264	**234,092**	95,266
		1,835,414	1,676,693	**1,760,060**	1,656,676
Less: CURRENT LIABILITIES					
Trade payables	22	**174,293**	178,546	**5,866**	6,530
Other payables	23	**161,332**	153,477	**35,922**	35,668
Amounts owing to subsidiary companies	12	**-**	-	**219,742**	274,466
Borrowings	24	**183,387**	130,085	**-**	-
Finance leases	25	**159**	178	**-**	-
Taxation		**22,810**	50,340	**-**	-
		541,981	512,626	**261,530**	316,664
NET CURRENT ASSETS		**1,293,433**	1,164,067	**1,498,530**	1,340,012
		4,664,832	4,383,735	**3,224,852**	3,099,823
Financed by:					
SHARE CAPITAL	26	**712,516**	712,516	**712,516**	712,516
RESERVES	27	**3,527,398**	3,322,593	**2,512,492**	2,387,581
		4,239,914	4,035,109	**3,225,008**	3,100,097
Less: COST OF TREASURY SHARES		**(13,447)**	(13,447)	**(13,447)**	(13,447)
SHAREHOLDERS' EQUITY		**4,226,467**	4,021,662	**3,211,561**	3,086,650
MINORITY INTERESTS		**145,965**	137,894	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred tax liabilities	15	**180,814**	158,662	**3,600**	3,700
Provision for retirement benefits	28	**41,878**	40,456	**9,691**	9,473
Borrowings	24	**69,648**	24,849	**-**	-
Finance leases	25	**60**	212	**-**	-
		292,400	224,179	**13,291**	13,173
		4,664,832	4,383,735	**3,224,852**	3,099,823

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For The Year Ended 30 September 2005

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,719,754	(13,447)	3,750,521
Share of reserves of associated companies	-	-	-	-	-	-	(18,074)	-	(18,074
Arising from redemption of redeemable preference shares	-	-	-	3,132	-	-	(3,132)	-	-
Currency translation differences	-	(41)	-	-	(1,269)	-	-	-	(1,310
Net (losses)/gains not recognised in the income statement	-	(41)	-	3,132	(1,269)	-	(21,206)	-	(19,384
Net profit for the year	-	-	-	-	-	-	430,249	-	430,249
Dividends paid									
- 2003 final	-	-	-	-	-	-	(46,007)	-	(46,007
- 2003 special	-	-	-	-	-	-	(51,118)	-	(51,118
- 2004 interim	-	-	-	-	-	-	(42,599)	-	(42,599
Transfer from revenue reserve to capital reserve	-	36,958	-	-	-	-	(36,958)	-	-
At 30 September 2004	**712,516**	**1,195,172**	**49,745**	**14,867**	**96,357**	**14,337**	**1,952,115**	**(13,447)**	**4,021,662**
Share of reserves of associated companies	**-**	**-**	**-**	**-**	**-**	**-**	**2,434**	**-**	**2,434**
Arising from redemption of redeemable preference shares	**-**	**-**	**-**	**11,650**	**-**	**-**	**(11,650)**	**-**	**-**
Currency translation differences	**-**	**71**	**-**	**-**	**(43,071)**	**-**	**-**	**-**	**(43,000)**
Net gains/(losses) not recognised in the income statement	**-**	**71**	**-**	**11,650**	**(43,071)**	**-**	**(9,216)**	**-**	**(40,566)**
Net profit for the year	**-**	**-**	**-**	**-**	**-**	**-**	**410,654**	**-**	**410,654**
Dividends paid									
- 2004 final	**-**	**-**	**-**	**-**	**-**	**-**	**(46,007)**	**-**	**(46,007)**
- 2004 special	**-**	**-**	**-**	**-**	**-**	**-**	**(76,677)**	**-**	**(76,677)**
- 2005 interim	**-**	**-**	**-**	**-**	**-**	**-**	**(42,599)**	**-**	**(42,599)**
Transfer from revenue reserve to capital reserve	**-**	**29,727**	**-**	**-**	**-**	**-**	**(29,727)**	**-**	**-**
Transfer to revenue reserve on disposal of shares in an associated company	**-**	**(7,078)**	**(1,514)**	**-**	**(6,728)**	**-**	**15,320**	**-**	**-**
At 30 September 2005	**712,516**	**1,217,892**	**48,231**	**26,517**	**46,558**	**14,337**	**2,173,863**	**(13,447)**	**4,226,467**
	Note 26	←			Note 27		→		

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY

For The Year Ended 30 September 2005

	Share Capital RM'000	Capital Reserve RM'000	Revaluation Reserve RM'000	Capital Redemption Reserve RM'000	Exchange Fluctuation Reserve RM'000	General Reserve RM'000	Revenue Reserve RM'000	Treasury Shares RM'000	Total RM'000
At 1 October 2003	712,516	1,356,647	34,736	285	89,562	14,337	784,416	(13,447)	2,979,052
Net gains not recognised in the income statement									
- Currency translation differences	-	-	-	-	663	-	-	-	663
Net profit for the year	-	-	-	-	-	-	246,659	-	246,659
Dividends paid									
- 2003 final	-	-	-	-	-	-	(46,007)	-	(46,007)
- 2003 special	-	-	-	-	-	-	(51,118)	-	(51,118)
- 2004 interim	-	-	-	-	-	-	(42,599)	-	(42,599)
Transfer from revenue reserve to capital reserve	-	17,508	-	-	-	-	(17,508)	-	-
At 30 September 2004	**712,516**	**1,374,155**	**34,736**	**285**	**90,225**	**14,337**	**873,843**	**(13,447)**	**3,086,650**
Net losses not recognised in the income statement									
- Currency translation differences	-	-	-	-	**(2,689)**	-	-	-	**(2,689)**
Net profit for the year	-	-	-	-	-	-	**292,883**	-	**292,883**
Dividends paid									
- 2004 final	-	-	-	-	-	-	**(46,007)**	-	**(46,007)**
- 2004 special	-	-	-	-	-	-	**(76,677)**	-	**(76,677)**
- 2005 interim	-	-	-	-	-	-	**(42,599)**	-	**(42,599)**
Transfer from revenue reserve to capital reserve	-	**53,793**	-	-	-	-	**(53,793)**	-	-
At 30 September 2005	**712,516**	**1,427,948**	**34,736**	**285**	**87,536**	**14,337**	**947,650**	**(13,447)**	**3,211,561**
	Note 26	←			Note 27		→		

The accompanying notes form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For The Year Ended 30 September 2005

	2005 RM'000	2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**572,343**	609,960
Adjustments for:		
Depreciation	**114,580**	110,238
Amortisation of leasehold land	**3,243**	3,243
Amortisation of intangible assets	**1,340**	1,281
Impairment of property, plant and equipment	**8,145**	4,798
Property, plant and equipment written off	**169**	789
(Gain)/Loss on disposal of property, plant and equipment	**(8,171)**	1,139
Surplus arising from government acquisition of land	**(1,631)**	(12,033)
Surplus arising from sale of land	**(3,993)**	(10,307)
Surplus on sale of investments	**(3,819)**	(5,316)
Surplus on sale of shares in an associated company	**(20,284)**	-
Impairment in value of investment in an associated company	**-**	19,673
Write back of allowance for diminution in value of investments	**(200)**	(38)
Final distribution by a liquidated subsidiary company	**-**	(6,436)
Retirement benefits provision	**6,084**	4,164
Finance cost	**6,744**	5,686
Dividend income	**(17,025)**	(7,364)
Interest income	**(17,640)**	(17,950)
Exchange gain	**(5,770)**	(2,384)
Share of associated companies' results	**(27,248)**	(47,913)
Operating profit before working capital changes	**606,867**	651,230
Working capital changes:		
Property development costs	**553**	2,096
Inventories	**(102,177)**	(33,842)
Trade and other receivables	**(73,798)**	(67,379)
Trade and other payables	**2,325**	88,968
Cash generated from operations	**433,770**	641,073
Interest paid	**(6,683)**	(5,655)
Tax paid	**(142,295)**	(126,048)
Retirement benefits paid	**(3,677)**	(3,554)
Net cash generated from operating activities	**281,115**	505,816

	2005 RM'000	2004 RM'000
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(282,861)**	(191,657)
Plantation development expenditure	**(25,493)**	(29,867)
Purchase of land held for property development	**-**	(140,620)
Property development expenditure	**(450)**	-
Purchase of shares in associated companies	**-**	(16,095)
Subscription of shares in associated companies	**(6,385)**	(1,991)
Purchase of investments	**(72,295)**	(31,769)
Purchase of patent	**(408)**	-
Proceeds from sale of property, plant and equipment	**13,386**	1,835
Compensation from government on land acquired	**2,197**	12,224
Proceeds from sale of land	**9,394**	1,374
Proceeds from sale of shares in an associated company	**64,692**	-
Proceeds from sale of investments	**26,069**	25,219
Capital return from investments	**-**	244
Dividends received from associated companies	**38,383**	29,633
Dividends received from investments	**7,323**	7,835
Interest received	**15,624**	14,633
Net cash used in investing activities	**(210,824)**	(319,002)
CASH FLOWS FROM FINANCING ACTIVITIES		
Term loans received	**148,124**	75,512
Repayment of term loans	**(51,245)**	(98,846)
Payment of finance leases	**(179)**	(274)
(Repayment)/Drawndown of short term borrowings	**(4,285)**	14,000
Dividends paid to shareholders of the Company	**(165,283)**	(139,724)
Dividends paid to minority shareholders	**(7,681)**	(9,038)
Issue of shares to minority shareholders	**10,440**	3,799
Net cash used in financing activities	**(70,109)**	(154,571)
Net increase in cash and cash equivalents	**182**	32,243
Cash and cash equivalents at beginning of year	**615,257**	579,018
Cash and cash equivalents at end of year	**615,439**	611,261

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2005 RM'000	2004 RM'000
Cash and cash equivalents consist of:		
Cash and bank balances	**127,555**	113,797
Deposits	**517,199**	522,467
Bank overdrafts	**(29,315)**	(25,003)
Cash and cash equivalents	**615,439**	611,261
Foreign exchange differences on opening balances	**-**	3,996
Cash and cash equivalents as restated	**615,439**	615,257

B. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired all its property, plant and equipment with an aggregate cost of RM282,861,000 (2004: RM191,657,000) by cash.

The accompanying notes form an integral part of the financial statements.

CASH FLOW STATEMENT OF THE COMPANY

For The Year Ended 30 September 2005

	2005 RM'000	2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**366,215**	324,622
Adjustments for:		
Depreciation	**8,223**	8,069
Amortisation of leasehold land	**388**	388
Property, plant and equipment written off	**-**	53
Gain on disposal of property, plant and equipment	**(115)**	(139)
Gain on disposal of shares in an associated company	**(52,326)**	-
Surplus arising from government acquisition of land	**(1,468)**	(10,786)
Surplus arising from sale of land	**-**	(286)
Final distribution by a liquidated subsidiary company	**-**	(6,436)
Retirement benefits provision	**3,810**	2,962
Gain in foreign exchange	**(269)**	(1,982)
Dividend income	**(226,056)**	(227,838)
Interest income	**(5,035)**	(4,085)
Operating profit before working capital changes	**93,367**	84,542
Working capital changes:		
Inventories	**(4,333)**	(1,303)
Trade and other receivables	**9,164**	(10,982)
Trade and other payables	**(410)**	4,313
Cash generated from operations	**97,788**	76,570
Tax paid	**(19,137)**	(13,823)
Retirement benefits paid	**(3,592)**	(2,748)
Net cash generated from operating activities	**75,059**	59,999
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(29,495)**	(11,565)
Property, plant and equipment transferred to/(from) subsidiary companies	**4**	(173)
Subscription of shares in subsidiary companies	**(68,537)**	(57,717)
Subscription of shares in associated companies	**(6,385)**	(2,786)
Redemption of redeemable preference shares by a subsidiary company	**116,500**	3,236
Proceeds from sale of property, plant and equipment	**452**	244
Proceeds from sale of shares in an associated company	**64,692**	-
Compensation from government on land acquired	**1,556**	11,284
Proceeds from sale of land	**-**	295
(Loan to)/Loan repayment from subsidiary companies	**(32,850)**	4,804
Dividends received from subsidiary companies	**151,900**	142,059
Dividends received from associated companies	**27,623**	26,186
Dividends received from investments	**397**	199
Interest received	**3,193**	2,656
Net cash generated from investing activities	**229,050**	118,722

	2005 RM'000	2004 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders of the Company	**(165,283)**	(139,724)
Net cash used in financing activities	**(165,283)**	(139,724)
Net increase in cash and cash equivalents	**138,826**	38,997
Cash and cash equivalents at beginning of year	**95,266**	56,269
Cash and cash equivalents at end of year	**234,092**	95,266
Cash and cash equivalents consist of:		
Cash and bank balances	**2,642**	3,612
Deposits	**231,450**	91,654
	234,092	95,266

The accompanying notes form an integral part of the financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiary companies. The accounting policies adopted are consistent with those adopted in previous years. During the current financial year, the Group and the Company adopted for the first time FRS 120_{2004}, Accounting for Government Grants and Disclosure of Government Assistance. The adoption of FRS 120_{2004} does not have any material impact on the results of the Group and the Company for the current financial year.

1.1 Basis of accounting

The financial statements of the Group and of the Company are prepared under the historical cost convention except as disclosed in the notes to the financial statements and in compliance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia.

1.2 Basis of consolidation

Subsidiary companies are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiary companies are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed during the year are included in the Group financial statements from their respective effective dates of acquisitions or up to their respective date of disposal.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

In respect of associated companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associated companies. This goodwill is stated at cost and is not amortised.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

Associated companies are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation, depreciation and impairment losses. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land and capital work-in-progress on which no depreciation is provided.

Surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:

Leasehold property	- Amortised by equal annual instalments over the remaining life of the lease ranging from 16 years to 924 years
Palm oil mill machinery	- 10% per annum
Plant and machinery	- 5 to 33 1/3% per annum
Motor vehicles	- 20 to 33% per annum
Furniture, fittings and equipment	- 10 to 33 1/3% per annum
Buildings, factories and mills	- 2 to 10% per annum
Employees' quarters	- 10% per annum
Effluent ponds, roads and bridges	- 5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Gains or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales proceeds and the carrying amount of the asset, are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

(a) Land held for property development

Land held for property development consist of land or such portions thereof on which no development activities have been carried out or where development activities are not expected to be completed within the Group's normal operating cycle of 2 to 3 years. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Land held for property development is reclassified as property development costs at the point when development activities have commenced and where it can be demonstrated that the development activities can be completed within the Group's normal operating cycle of 2 to 3 years.

Cost associated with the acquisition of land includes the purchase price of the land, professional fees, stamp duties, commissions, conversion fees and other relevant levies. Where the Group had previously recorded the land at revalued amount, it continues to retain this amount as its surrogate cost as allowed by FRS 201_{2004}, Property Development Activities.

(b) Property development costs

Property development costs comprise costs associated with the acquisition of land and all costs that are directly attributable to development activities or that can be allocated on a reasonable basis to such activities.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value.

The excess of revenue recognised in the income statement over billings to purchasers is shown as accrued billings under trade receivables and the excess of billings to purchasers over revenue recognised in the income statement is shown as progress billings under trade payables.

1.8 Intangible assets

These assets relate to patent and trade marks which are stated at cost less accumulated amortisation and accumulated impairment losses, if any. These are amortised over the expected useful lives of the assets. The Directors consider a period of 5 years for the patent and 20 years for the trade marks to be their expected economic lives.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.

Growing crops are valued at the cost of seed, fertiliser and sprays.

Livestock (sheep) is valued at net realisable value.

Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) Investment income

Dividend income from subsidiary companies and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(b) Disposal of investments

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement.

(c) Value of investments

Investments in subsidiary companies and associated companies are stated at cost in the Company, less impairment loss where applicable.

Other investments are stated at cost and unless the market value is lower than cost on a portfolio basis, an allowance is set aside for diminution in value.

(d) Investment property

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation is provided. Such investment property is reviewed annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

1.12 Impairment

The carrying amount of assets, other than inventories, deferred tax assets and financial assets (other than investments in subsidiary companies, associated companies and joint ventures), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised in the income statement, unless the asset is carried at a revalued amount, in which case the impairment loss is charged to equity.

The recoverable amount is the greater of the asset's net selling price and its value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss in respect of goodwill is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. The reversal is recognised in the income statement, unless it reverses an impairment loss on a revalued asset, in which case it is taken to equity.

1.13 Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Temporary differences are not recognised for goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that at the time of the transaction affects neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

1.14 Currency conversion

Transactions in foreign currencies are translated to Ringgit Malaysia at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are translated to Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at rates of exchange ruling on the transaction dates.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiary companies are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiary companies and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiary companies and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:

		2005	2004
Pound Sterling	1 to	**RM6.6435**	RM6.8388
United States Dollar	1 to	**RM3.7687**	RM3.8000
Australian Dollar	1 to	**RM2.8653**	RM2.7243
Hong Kong Dollar	1 to	**RM0.4858**	RM0.4874
Chinese Renminbi	1 to	**RM0.4666**	RM0.4590
Indonesian Rupiah	100 to	**RM0.0366**	RM0.0414
Philippines Peso	1 to	**RM0.0673**	RM0.0676
Singapore Dollar	1 to	**RM2.2318**	RM2.2475
Euro	1 to	**RM4.5405**	RM4.6865

1.15 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions which are readily convertible to known amounts of cash and subject to insignificant risk of change in value. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.16 Receivables

Trade and other receivables are stated at cost less allowance for doubtful debts.

1.17 Liabilities

Borrowings, trade and other payables are stated at cost.

1.18 Repurchase of shares

When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised at cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.19 Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

1.20 Employee benefits

(a) Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(b) Unfunded defined benefit plan

The Group and the Company provide for retirement benefits for eligible employees in Malaysia on unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees based on the last drawn salaries at the year end, the length of service to-date and the rates set out in the said agreements. The present value of the unfunded defined benefit obligations as required by FRS 119_{2004}, Employee Benefits has not been used in arriving at the provision, as this amount involved is insignificant to the Group and the Company. Accordingly no further disclosure as required by the standard is made.

(c) Funded defined benefit plan

The Group's net obligation in respect of a defined benefit plan of a foreign subsidiary company in England is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The calculation is performed by an actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

(d) Short term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the income statement in the period in which the associated services are rendered by the employees. Short term accumulating compensated absences such as paid annual leave are recognised when services are rendered by employees that increase their entitlement to future compensated absences, and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

1.21 Capitalisation of borrowing costs
Borrowing costs, net of any investment income on the temporary investment of the specific borrowings, incurred on capital work-in-progress are capitalised. Exchange differences arising from foreign currency borrowings, to the extent they are regarded as an adjustment to interest costs, are also capitalised. Capitalisation of borrowing costs ceases when the assets are substantially ready for their intended use.

1.22 Derivative financial instruments
The Group uses forward foreign exchange contracts to hedge its exposure to foreign exchange risks arising from operational, financing and investment activities.

Derivative financial instruments (used for hedging purposes) are accounted for on an equivalent basis as the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or net positions.

1.23 Revenue recognition
Revenue is recognised upon delivery of products and customer acceptance, if any, or upon completion of performance of services and net of discounts and returns.

Revenue from property development activities is recognised based on the stage of completion measured by reference to the proportion that property development costs incurred for work performed to date that reflect work performed bear to the estimated total property development costs. Where foreseeable losses are anticipated, full provision for these losses is made in the financial statements.

In the case of the Group, revenue comprises sales to third parties only.

1.24 Research and development expenditure
All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.25 Finance costs
All interest and other costs incurred in connection with borrowings, other than that capitalised in accordance with note 1.21, are expensed as incurred.

2. REVENUE

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Sale of goods				
Palm products	**1,446,789**	1,489,965	**344,915**	363,965
Rubber	**159,759**	153,583	**125,698**	114,582
Manufacturing	**1,358,868**	1,444,651	**-**	-
Retailing	**736,773**	715,675	**-**	-
Property development	**44,258**	44,506	**-**	-
Others	**6,723**	8,219	**1,509**	1,807
	3,753,170	3,856,599	**472,122**	480,354
Rendering of services	**2,062**	1,570	**-**	-
Interest income	**17,640**	17,950	**5,035**	4,085
Dividend income (Note 6)	**17,025**	7,364	**226,056**	227,838
	3,789,897	3,883,483	**703,213**	712,277

3. OPERATING PROFIT

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Revenue (Note 2)	**3,789,897**	3,883,483	**703,213**	712,277
Cost of sales	**(2,565,308)**	(2,660,646)	**(324,133)**	(331,300)
	1,224,589	1,222,837	**379,080**	380,977
Other operating income	**59,130**	56,384	**56,214**	21,094
Distribution costs	**(288,102)**	(268,017)	**(5,578)**	(4,678)
Administration expenses	**(380,932)**	(350,721)	**(30,945)**	(31,364)
Other operating expenses	**(62,846)**	(92,750)	**(32,556)**	(41,407)
Operating profit	**551,839**	567,733	**366,215**	324,622

(a) Operating profit before taxation is arrived at after charging and (crediting) the following:

	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Directors' remuneration				
- fees provided	**621**	726	**596**	706
- other emoluments	**1,456**	1,873	**1,456**	1,697
- ex-gratia	**950**	-	**950**	-
- benefits-in-kind	**60**	30	**60**	30
Consultancy fee paid to a Director	**284**	284	**284**	284
Auditors' remuneration				
- Company auditors				
current year	**341**	321	**75**	75
under-provision in prior year	**9**	2	**-**	-
- other auditors				
current year	**1,352**	1,308	**-**	-
under-provision in prior year	**2**	1	**-**	-
non-audit work	**21**	14	**-**	-
Hire of plant and machinery	**6,568**	4,418	**-**	-
Rent on land and buildings	**2,053**	1,698	**810**	799
Operating lease rentals				
- land and buildings	**110,589**	100,440	**-**	-
- plant and machinery	**3,560**	3,421	**-**	-
Amortisation of leasehold land (Note 10)	**3,243**	3,243	**388**	388
Depreciation (Note 10)	**114,580**	110,238	**8,223**	8,069
Impairment of property, plant and equipment	**8,145**	4,798	**-**	-
Replanting expenditure	**38,044**	45,544	**25,834**	36,593
Property, plant and equipment written off	**169**	789	**-**	53
Allowance for doubtful debts	**6,230**	716	**-**	-
Impairment in value of investment in an associated company	**-**	19,673	**-**	-
Research and development expenditure	**8,233**	4,692	**5,432**	2,252
Retirement benefits provision	**5,134**	4,164	**2,860**	2,962
Write down of inventories	**4,129**	4,207	**-**	-
Amortisation of intangible assets	**1,340**	1,281	**-**	-
(Gain)/Loss on disposal of property, plant and equipment	**(8,171)**	1,139	**(115)**	(139)
Realised gain in foreign exchange	**(6,897)**	(12,431)	**(269)**	(1,982)
Unrealised gain in foreign exchange	**(1,991)**	-	**-**	-
Rental income from land and buildings	**(495)**	(641)	**-**	-
Surplus arising from government acquisition of land	**(1,631)**	(12,033)	**(1,468)**	(10,786)
Surplus arising from sale of land	**(3,993)**	(10,307)	**-**	(286)

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Surplus on sale of investments	**(3,819)**	(5,316)	-	-
Surplus on sale of shares in an associated company	**(20,284)**	-	**(52,326)**	-
Write back of allowance for diminution in value of investments	**(200)**	(38)	-	-
Final distribution by a liquidated subsidiary company	-	(6,436)	-	(6,436)
Fire insurance compensation in respect of property, plant and equipment	**(2,722)**	(2,843)	-	-

(b) Share of results of associated companies is arrived at after charging the following:

Amortisation of goodwill	**11,989**	22,889	-	-

4. FINANCE COST

	Group	
	2005	2004
	RM'000	RM'000
Term loan interest	**2,843**	2,002
Overdraft and other interest	**3,901**	3,684
	6,744	5,686

5. EMPLOYEE INFORMATION

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Staff cost	**464,431**	440,103	**94,182**	93,204
Staff cost includes the following contributions:				
Employer's statutory contributions	**13,954**	12,812	**4,695**	4,786
Defined contribution plans	**1,835**	1,976	-	-

The total number of employees of the Group and of the Company (including Executive Director) at the end of the year was 24,683 (2004: 23,423) and 8,211 (2004: 7,559) respectively.

6. DIVIDEND INCOME

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Gross dividend income from other investments:				
Shares quoted in Malaysia	**8,344**	5,471	**-**	-
Shares quoted outside Malaysia	**8,239**	401	**7,324**	-
Unquoted shares	**442**	1,492	**442**	276
Gross dividends from unquoted subsidiary companies	**-**	-	**200,055**	197,304
Gross dividends from associated companies:				
Quoted outside Malaysia	**-**	-	**17,867**	29,822
Unquoted	**-**	-	**368**	436
	17,025	7,364	**226,056**	227,838

7. TAX EXPENSE

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Components of tax expense				
Current tax expense:				
Malaysian taxation	**98,540**	89,795	**70,821**	75,900
Overseas taxation	**28,753**	25,130	**2,611**	3,063
	127,293	114,925	**73,432**	78,963
Deferred tax relating to origination and reversal of temporary differences	**20,944**	27,642	**(100)**	(1,000)
	148,237	142,567	**73,332**	77,963
(Over)/Under provision in respect of previous years:				
Malaysian taxation	**(1,263)**	(5,190)	**-**	-
Overseas taxation	**(207)**	116	**-**	-
	(1,470)	(5,074)	**-**	-
	146,767	137,493	**73,332**	77,963
Share of associated companies' taxation	**9,735**	22,396	**-**	-
	156,502	159,889	**73,332**	77,963

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Reconciliation of effective tax expense				
Profit before taxation	**572,343**	609,960	**366,215**	324,622
Taxation at Malaysian income tax rate of 28% (2004: 28%)	**160,256**	170,789	**102,540**	90,894
Effect of different tax rates in foreign jurisdictions	**1,243**	(196)	**(4,700)**	(7,213)
Effect of lower tax rate	**(8,953)**	(1,016)	**-**	-
Expenses not deductible for tax purposes	**11,307**	19,372	**227**	645
Tax exempt income	**(10,207)**	(9,223)	**(23,215)**	(5,733)
Tax incentives	**(15,096)**	(11,056)	**(1,520)**	(630)
Deferred tax assets not recognised during the year	**14,287**	2,828	**-**	-
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(168)**	(182)	**-**	-
Others	**5,303**	(6,353)	**-**	-
Over provision in respect of previous years	**(1,470)**	(5,074)	**-**	-
Tax expense	**156,502**	159,889	**73,332**	77,963

Subject to agreement by the Inland Revenue Board:

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30 September 2005, to frank the payment of net dividends of approximately RM484 million (2004: RM263 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM511 million (2004: RM498 million) tax exempt profit available to be distributed as tax exempt dividends.

8. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM410,654,000 (2004: RM430,249,000) for the Group and RM292,883,000 (2004: RM246,659,000) for the Company by the weighted average number of 709,977,128 (2004: 709,977,128) shares of the Company in issue during the year.

9. DIVIDENDS

	Group and Company	
	2005	2004
	RM'000	RM'000
Dividend paid		
Interim 6 sen (2004: 6 sen) per share tax exempt	**42,599**	42,599
Dividend proposed		
Final 9 sen (2004: 9 sen) gross per share less 28% income tax	**46,007**	46,007
Special 25 sen (2004: 15 sen) gross per share less 28% income tax	**127,795**	76,677
	216,401	165,283

Dividends are paid on the number of outstanding shares in issue and fully paid of 709,977,128 (2004: 709,977,128).

The proposed final and special dividends have not been accounted for in the financial statements which is in compliance with FRS 110_{2004}, Events After Balance Sheet Date.

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold Land RM'000	Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
GROUP									
Cost or valuation									
At beginning of the year	302,881	228,235	1,120,443	506,815	910,578	130,550	65,048	33,394	3,297,944
Reclassification	-	-	-	5,284	296	396	(24)	(5,952)	-
Additions	-	897	26,783	26,732	55,997	15,835	5,882	177,553	309,679
Disposals/Written off	(2,201)	-	(2,807)	(10,187)	(14,128)	(5,447)	(1,173)	(124)	(36,067)
Exchange adjustment	153	(99)	(29,954)	(7,311)	(6,791)	(2,432)	(1,107)	(1,589)	(49,130)
At end of the year	300,833	229,033	1,114,465	521,333	945,952	138,902	68,626	203,282	3,522,426
Accumulated depreciation and impairment losses									
At beginning of the year	-	38,717	27,449	239,718	499,251	97,690	42,467	-	945,292
Reclassification	-	-	-	-	-	251	(251)	-	-
Depreciation charge for the year	-	3,243	9,166	25,919	60,244	14,412	6,164	-	119,148
Impairment losses for the year	-	-	-	8,096	49	-	-	-	8,145
Disposals/Written off	-	-	-	(7,649)	(13,750)	(4,392)	(1,150)	-	(26,941)
Exchange adjustment	-	793	(3,983)	(1,946)	(2,284)	(2,441)	(654)	-	(10,515)
At end of the year	-	42,753	32,632	264,138	543,510	105,520	46,576	-	1,035,129
Net book value									
At 30 September 2005	300,833	186,280	1,081,833	257,195	402,442	33,382	22,050	203,282	2,487,297
At 30 September 2004	302,881	189,518	1,092,994	267,097	411,327	32,860	22,581	33,394	2,352,652
Depreciation charge for 2004	-	3,243	8,375	24,582	59,341	14,241	5,644	-	115,426
Property, plant and equipment are included at cost or valuation as follows:									
Cost	217,337	119,584	865,409	521,251	945,952	138,902	68,621	203,282	3,080,338
Valuation	83,496	109,449	249,056	82	-	-	5	-	442,088
	300,833	229,033	1,114,465	521,333	945,952	138,902	68,626	203,282	3,522,426

	2005 RM'000	2004 RM'000
The net book value of leasehold land comprises:		
Long term	154,723	156,325
Short term	31,557	33,193
	186,280	189,518
Depreciation charge for the year is allocated as follows:		
Income Statement (Note 3)	117,823	113,481
Plantation Development	1,290	1,945
Capital Work-In-Progress	35	-
	119,148	115,426

	Freehold Land RM'000	Long Term Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles RM'000	Equipment, Fittings, Etc RM'000	Capital Work-In-Progress RM'000	Total RM'000
COMPANY									
Cost or valuation									
At beginning of the year	148,082	35,878	435,607	71,980	78,884	37,260	15,304	487	823,482
Additions	-	-	-	394	1,480	3,537	988	23,096	29,495
Transfers	-	-	-	-	-	-	449	(455)	(6)
Disposals/Written off	(33)	-	(55)	-	(34)	(761)	(11)	-	(894)
At end of the year	148,049	35,878	435,552	72,374	80,330	40,036	16,730	23,128	852,077
At beginning of the year	-	9,516	-	61,090	68,649	29,764	11,749	-	180,768
Depreciation charge for the year	-	388	-	1,720	2,190	3,173	1,140	-	8,611
Transfers	-	-	-	-	-	-	(2)	-	(2)
Disposals/Written off	-	-	-	-	(34)	(425)	(10)	-	(469)
At end of the year	-	9,904	-	62,810	70,805	32,512	12,877	-	188,908
Net book value									
At 30 September 2005	148,049	25,974	435,552	9,564	9,525	7,524	3,853	23,128	663,169
At 30 September 2004	148,082	26,362	435,607	10,890	10,235	7,496	3,555	487	642,714
Depreciation charge for 2004	-	388	-	1,907	2,131	3,081	950	-	8,457
Property, plant and equipment are included at cost or valuation as follows:									
Cost	75,525	-	237,866	72,374	80,330	40,036	16,730	23,128	545,989
Valuation	72,524	35,878	197,686	-	-	-	-	-	306,088
	148,049	35,878	435,552	72,374	80,330	40,036	16,730	23,128	852,077

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:				
Freehold land	25,274	25,030	20,044	20,056
Long term leasehold land	19,025	19,282	5,951	6,042
Plantation development	96,607	96,639	76,701	76,734
	140,906	140,951	102,696	102,832

The net book value of the assets of a subsidiary company comprising vehicles and equipment held under finance leases amounted to RM213,000 (2004: RM342,000).

Included in capital work-in-progress of the Group is interest of RM1,405,000 (2004: Nil) capitalised.

The title of the long term leasehold land with net book value amounting to RM22,611,000 (2004: RM22,202,000) belonging to a subsidiary company has yet to be transferred to that subsidiary company's name pending finalisation of the sub-division of the master land.

The titles to the freehold land and building with net book value of RM10,764,000 (2004: RM10,764,000) belonging to a subsidiary company have not been issued by the authorities yet.

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1 October 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22 November 1979. The leasehold land and plantation development belonging to a subsidiary company shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14 July 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiary companies shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10 June 1981. The leasehold land and plantation development belonging to certain subsidiary companies acquired during the year ended 30 September 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary company was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30 September 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28 February 1966. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the transitional provisions of Malaysian Accounting Standards Board, Approved Accounting Standard International Accounting Standard 16, Property, Plant and Equipment, these assets have continued to be stated on the basis of their valuations.

Certain freehold land and building of the Group with net book value amounting to RM44,033,000 (2004: RM47,666,000) are charged to banks as security for borrowings (Note 24).

The details of the properties of the Group are shown on pages 122 to 131.

11. LAND HELD FOR PROPERTY DEVELOPMENT

	Group	
	2005	2004
	RM'000	RM'000
Freehold land at cost		
At beginning of the year	**187,467**	47,620
Additions	**107**	140,620
Disposals	**-**	(773)
At end of the year	**187,574**	187,467
Development expenditure at cost		
At beginning of the year	**6,922**	7,032
Additions/(Disposals)	**343**	(110)
At end of the year	**7,265**	6,922
Total	**194,839**	194,389

12. SUBSIDIARY COMPANIES

	Company	
	2005	2004
	RM'000	RM'000
Unquoted shares at cost	**971,021**	1,018,984

Details of the subsidiary companies are shown in Note 33.

Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and are non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 2.8% to 10.0% (2004: 3.6% to 10.0%) per annum.

13. ASSOCIATED COMPANIES

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Shares at cost				
In overseas quoted corporations	**40,366**	156,322	**-**	90,803
In overseas unquoted corporations	**7,921**	-	**7,921**	-
In unquoted corporations	**56,249**	57,919	**5,122**	6,658
	104,536	214,241	**13,043**	97,461
Post-acquisition reserves	**50,940**	298,875	**-**	-
	155,476	513,116	**13,043**	97,461
Impairment in value of investment	**(19,673)**	(19,673)	**-**	-
	135,803	493,443	**13,043**	97,461
Market value of shares				
In overseas quoted corporations	**7,794**	559,873	**-**	516,253

	Group	
	2005 RM'000	2004 RM'000
Interest in associated companies represented by:		
Share of net assets other than goodwill	**128,971**	154,146
Share of goodwill in associated company's own consolidated financial statements	**-**	332,465
Goodwill on acquisition	**6,832**	6,832
	135,803	493,443

Details of the associated companies are shown in Note 33.

14. OTHER INVESTMENTS

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Shares at cost				
In Malaysia quoted corporations	**137,841**	87,014	**-**	-
In overseas quoted corporations	**324,014**	3,912	**78,437**	-
In unquoted corporations	**7,186**	7,176	**7,079**	7,079
	469,041	98,102	**85,516**	7,079
Allowance for diminution in value	**(6,427)**	(7,797)	**(6,427)**	(6,427)
	462,614	90,305	**79,089**	652
Freehold investment property at valuation				
At beginning of the year	**4,274**	3,956	**-**	-
Exchange adjustment	**(122)**	318	**-**	-
At end of the year	**4,152**	4,274	**-**	-
	466,766	94,579	**79,089**	652
Market value of shares				
In quoted corporations	**647,904**	115,748	**444,204**	-

Freehold investment property is shown at Directors' valuation.

The net book value of the revalued freehold investment property, had this property been carried at cost, is RM7,620,000 (2004: RM7,844,000).

15. DEFERRED TAXATION

The amounts, determined after appropriate offsetting, are as follows:

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Deferred tax liabilities	**180,814**	158,662	**3,600**	3,700
Deferred tax assets	**(8,664)**	(5,176)	**-**	-
	172,150	153,486	**3,600**	3,700

Deferred tax liabilities and assets are offset above where there is a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred taxes relate to the same taxation authority.

The recognised deferred tax liabilities and deferred tax assets (before offsetting) are as follows:

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Property, plant and equipment				
Capital allowances	**153,834**	146,029	**4,151**	4,000
Revaluation	**21,550**	25,356	**3,600**	3,600
Other taxable temporary differences	**23,313**	24,512	**-**	-
Unutilised tax losses	**(14,479)**	(34,266)	**-**	-
Unabsorbed capital allowances	**(6,324)**	(4,624)	**-**	-
Provisions	**(5,744)**	(3,521)	**(4,151)**	(3,900)
	172,150	153,486	**3,600**	3,700

No deferred tax assets have been recognised for the following items:

	Group	
	2005 RM'000	2004 RM'000
Unabsorbed capital allowances	**25,381**	22,817
Unutilised tax losses	**45,892**	22,441
Deductible temporary differences	**5,533**	1,032
	76,806	46,290

The unabsorbed capital allowances, unutilised tax losses and deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits.

The Group has tax losses carried forward of RM97,603,000 (2004: RM144,820,000) which give rise to the recognised and unrecognised deferred tax assets in respect of unutilised tax losses above.

16. INTANGIBLE ASSETS

	Group	
	2005	2004
	RM'000	RM'000
Cost		
At beginning of the year	**25,529**	23,629
Addition	**408**	-
Exchange adjustment	**(709)**	1,900
At end of the year	**25,228**	25,529
Accumulated amortisation		
At beginning of the year	**6,469**	4,792
Current amortisation	**1,340**	1,281
Exchange adjustment	**(242)**	396
At end of the year	**7,567**	6,469
Net book value	**17,661**	19,060

17. INVENTORIES

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
At cost:				
Inventories of produce	**322,835**	274,101	**19,867**	16,539
Growing crops	**1,757**	1,337	**-**	-
Stores and materials	**219,095**	202,897	**7,251**	6,246
	543,687	478,335	**27,118**	22,785
At net realisable value:				
Inventories of produce	**62,353**	29,280	**-**	-
Livestock	**2,363**	2,175	**-**	-
Stores and materials	**5,749**	2,185	**-**	-
	614,152	511,975	**27,118**	22,785

18. TRADE RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Trade receivables	**272,394**	297,876	**18,587**	13,094
Accrued billings	**-**	702	**-**	-
	272,394	298,578	**18,587**	13,094

The Group's normal trade credit term ranges from 5 to 120 (2004: 5 to 120) days. Other credit terms are assessed and approved on a case-by-case basis.

19. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Other receivables	**218,455**	155,835	**20,739**	38,157
Loan to directors	**-**	16	**-**	-
Prepayments	**35,762**	24,990	**733**	708
Refundable deposits	**2,930**	910	**28**	32
Tax recoverable	**21,017**	27,636	**4,002**	7,310
	278,164	209,387	**25,502**	46,207

Included in the Group's other receivables is an amount of RM99,750,000 which was paid by Ablington Holdings Sdn Bhd, a wholly-owned subsidiary company, for the acquisition of 35,000,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad as further disclosed in note 36 on the financial statements. The acquisition is not completed todate due to the interim injunction against the Company and the subsidiary company. The sum of RM99,750,000 is currently placed in an interest bearing account with a financial institution.

Loans of RM16,000, which bore interest rate of 4% per annum, granted to full-time directors of subsidiary companies were in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

20. PROPERTY DEVELOPMENT COSTS

	Group	
	2005 RM'000	2004 RM'000
Property development costs comprise the following:		
Land costs	**13,628**	13,628
Development costs	**70,880**	36,115
	84,508	49,743
Add: Costs incurred during the year		
Development costs	**36,871**	34,765
	121,379	84,508
Less: Costs recognised as an expense in income statement		
Previous year	**(64,019)**	(32,047)
Current year	**(31,410)**	(31,972)
	25,950	20,489

21. CASH AND CASH EQUIVALENTS

	Group		Company	
	2005 RM'000	2004 RM'000	**2005 RM'000**	2004 RM'000
Deposits are placed with:				
Licensed banks	**503,245**	363,677	**231,450**	31,400
Licensed finance companies	**13,954**	158,790	**-**	60,254
	517,199	522,467	**231,450**	91,654
Cash and bank balances	**127,555**	113,797	**2,642**	3,612
	644,754	636,264	**234,092**	95,266

Included in the Group's cash and bank balances is RM26,433,000 (2004: RM22,752,000), the utilisation of which is subject to the Housing Developers (Housing Development Account) Regulations, 1991.

The effective interest rates of deposits at the balance sheet date were as follows:

	Group		Company	
	2005	2004	**2005**	2004
Licensed banks	**0.84% to 7.50%**	0.10% to 6.70%	**2.25% to 3.00%**	2.30% to 3.00%
Licensed finance companies	**2.55% to 3.70%**	2.80% to 3.70%	**-**	2.80% to 3.70%

The maturities and repricing of deposits as at the end of the financial year were as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Within one year				
Licensed banks	**503,245**	363,677	**231,450**	31,400
Licensed finance companies	**13,954**	158,790	**-**	60,254
	517,199	522,467	**231,450**	91,654

22. TRADE PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Trade payables	**168,981**	178,546	**5,866**	6,530
Progress billings	**5,312**	-	**-**	-
	174,293	178,546	**5,866**	6,530

The normal trade credit terms granted to the Group range from 30 to 120 (2004: 30 to 120) days.

23. OTHER PAYABLES

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Other payables	**78,567**	71,121	**22,319**	21,360
Accruals	**82,765**	82,356	**13,603**	14,308
	161,332	153,477	**35,922**	35,668

24. BORROWINGS

	Group 2005 RM'000	Group 2004 RM'000
Current		
Secured		
Bank overdrafts	**8,464**	4,794
Term loans	**7,381**	5,526
	15,845	10,320
Unsecured		
Bank overdrafts	**20,851**	20,209
Term loans	**136,976**	85,556
Export credit refinancing	**9,715**	14,000
	167,542	119,765
	183,387	130,085
Non-Current		
Term loans		
Secured	**7,932**	13,452
Unsecured	**61,716**	11,397
	69,648	24,849

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies with net book value amounting to RM44,033,000 (2004: RM47,666,000). Certain unsecured term loans and bank overdrafts are supported by corporate guarantees of RM273.5 million (2004: RM235.6 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to term loans and bank overdrafts for the year ranged from 2.00% to 8.50% (2004: 2.00% to 6.00%) per annum.

	Group 2005 RM'000	Group 2004 RM'000
Analysis of term loans and export credit refinancing repayments		
Within one year	**154,072**	105,082
From one to two years	**19,715**	4,773
From two to five years	**49,933**	19,590
More than five years	**-**	486
	223,720	129,931

Out of the total term loans and export credit refinancing of RM223,720,000 (2004: RM129,931,000), an amount of RM69,778,000 (2004: RM17,921,000) consisting of floating rate loans which interest rates reprice within a year.

25. FINANCE LEASES – GROUP

The maturity of obligations under finance leases is as follows:

	2005 Payments RM'000	2005 Interest RM'000	2005 Principal RM'000	2004 Payments RM'000	2004 Interest RM'000	2004 Principal RM'000
Within one year	**172**	**13**	**159**	205	27	178
In the second to fifth year	**66**	**6**	**60**	226	14	212
	238	**19**	**219**	431	41	390

26. SHARE CAPITAL

	Group and Company	
	2005	2004
	RM'000	RM'000
Shares of RM1 each:		
Authorised	**1,000,000**	1,000,000
Issued and fully paid	**712,516**	712,516

The shareholders of the Company granted the authority to the Directors to repurchase its own shares at the Extraordinary General Meeting held on 18 February 2004 and the mandate was subsequently renewed at the Extraordinary General Meeting held on 23 February 2005. The Directors of the Company are committed to enhancing the value of the Company to its shareholders and believe that the repurchase plan can be applied in the best interests of the Company and its shareholders.

Of the total 712,516,128 issued and fully paid shares, 2,539,000 (2004: 2,539,000) are held as treasury shares by the Company. As at 30 September 2005, the number of outstanding shares in issue and fully paid is 709,977,128 (2004: 709,977,128).

27. RESERVES

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Non-distributable				
Capital reserve	**67,284**	74,362	**-**	-
Revaluation reserve	**48,231**	49,745	**34,736**	34,736
Exchange fluctuation reserve	**46,558**	96,357	**87,536**	90,225
Capital redemption reserve	**26,517**	14,867	**285**	285
Revenue reserve – cost of treasury shares	**13,447**	13,447	**13,447**	13,447
	202,037	248,778	**136,004**	138,693
Distributable				
Capital reserve	**1,150,608**	1,120,810	**1,427,948**	1,374,155
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**2,160,416**	1,938,668	**934,203**	860,396
	3,325,361	3,073,815	**2,376,488**	2,248,888
	3,527,398	3,322,593	**2,512,492**	2,387,581

Included under the non-distributable reserves is an amount of RM13,447,000 (2004: RM13,447,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

28. PROVISION FOR RETIREMENT BENEFITS

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Present value of funded obligation	**66,050**	70,871	**-**	-
Fair value of plan assets	**(43,894)**	(36,506)	**-**	-
	22,156	34,365	**-**	-
Unfunded obligation	**15,616**	15,146	**9,691**	9,473
Present value of net obligations	**37,772**	49,511	**9,691**	9,473
Unrecognised actuarial gains/(losses)	**4,106**	(9,055)	**-**	-
Recognised liability for defined benefit obligations	**41,878**	40,456	**9,691**	9,473

Liability for funded defined benefit obligation

A foreign subsidiary company of the Group in England makes contributions to a defined benefit plan that provides pension benefits for employees upon retirement. Under the scheme, eligible employees are entitled to retirement benefits of 1/60th of final pensionable salary for each completed year of service, subject to a maximum of 40/60^{ths} upon the retirement age of 65. The plan vests over a period of approximately 15 years.

The funded defined benefit obligation is determined by a qualified actuary on the basis of triennial valuation, using the projected unit credit method. The last actuarial valuation was on 6 April 2002 and was subsequently updated as at 30 September 2004 and 30 September 2005.

Fair values of the funded plan assets in the scheme are:

	Group	
	2005	2004
	RM'000	RM'000
Equities	**36,778**	30,330
Gilts	**1,927**	1,853
Corporate bonds	**2,711**	2,435
Cash	**2,478**	1,888
	43,894	36,506

Movements in the net liability recognised in the balance sheets:

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Net liability at 1 October	**40,456**	38,739	**9,473**	9,259
Benefits paid	**(3,677)**	(3,554)	**(3,592)**	(2,748)
Expense recognised in the income statements	**6,084**	4,164	**3,810**	2,962
Exchange adjustment	**(985)**	1,107	**-**	-
Net liability at 30 September	**41,878**	40,456	**9,691**	9,473

Expense recognised in the income statements:

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Current service cost	**4,638**	4,164	**3,810**	2,962
Interest on obligation	**4,072**	-	**-**	-
Expected return on plan assets	**(2,626)**	-	**-**	-
	6,084	4,164	**3,810**	2,962

The expense is recognised in the following line items in the income statements:

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Cost of sales	**1,195**	1,840	**690**	638
Administration expenses	**3,120**	2,324	**3,120**	2,324
Other operating expenses	**1,769**	-	**-**	-
	6,084	4,164	**3,810**	2,962

	Group	
	2005	2004
	RM'000	RM'000
Actual return on funded plan assets	**8,524**	3,392

Liability for funded defined benefit obligation

Principal actuarial assumptions used at the balance sheet date (expressed as weighted averages):

	Group	
	2005	2004
	%	%
Discount rate	**5.0**	5.5
Expected return on plan assets		
- pre retirement	**6.8**	6.8
- post retirement	**5.3**	5.3
Future salary increases	**4.3**	3.9
Increases to pensions in payment	**2.8**	2.9

29. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. Significant inter-company transactions of the Company are as follows:

	Company	
	2005	2004
	RM'000	RM'000
Purchases from subsidiary companies		
Austerfield Corporation Sdn Bhd	**2,187**	2,016
Colville Holdings Sdn Bhd	**2,579**	2,089
Gunong Pertanian Sdn Bhd	**5,142**	4,624
K H Syndicate Ltd	**766**	722
KL-Kepong Country Homes Sdn Bhd	**6,439**	6,437
KL-Kepong Property Development Sdn Bhd	**1,892**	772
Kompleks Tanjong Malim Sdn Bhd	**1,272**	1,222
Kulumpang Development Corporation Sdn Bhd	**2,997**	2,015
Uni-Agro Multi Plantations Sdn Bhd	**7,603**	9,340
Sales to subsidiary companies		
KL-Kepong Cocoa Products Sdn Bhd	**1,505**	1,803
KL-Kepong Edible Oils Sdn Bhd	**69,519**	95,411
KL-Kepong Rubber Products Sdn Bhd	**12,325**	8,333
Kulumpang Development Corporation Sdn Bhd	**13,361**	10,680
Palm-Oleo Sdn Bhd	**36,427**	45,114
The Kuala Pertang Syndicate Ltd	**6,210**	7,963
Interest received		
Bornion Estate Sdn Bhd	**-**	189
KLK Farms Pty Ltd	**922**	803
Standard Soap Co Ltd	**232**	213
Voray Holdings Ltd	**521**	522
Management fees paid		
Taiko Plantations Sdn Bhd	**3,610**	3,432
KL-Kepong Industrial Holdings Sdn Bhd	**165**	-
Rental paid		
Taiko Plantations Sdn Bhd	**780**	780

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
(i) Transactions with associated companies				
Sale of goods				
Esterol Sdn Bhd	**4,042**	3,036	**-**	-
Service charges paid				
Applied Agricultural Resources Sdn Bhd	**1,583**	1,562	**561**	554
Research and development services paid				
Applied Agricultural Resources Sdn Bhd and Group	**5,432**	-	**5,432**	-
(ii) Transactions with companies in which certain directors are common directors and/or have direct or deemed interest				
Sales of goods				
Siam Taiko Marketing Co Ltd	**2,906**	3,452	**-**	-
Taiko Marketing Sdn Bhd	**2,855**	4,382	**-**	-
Taiko International Trade (Shanghai) Co Ltd	**34,251**	10,341	**-**	-
F Holm Chemie Handels GmbH	**54,843**	27,362	**-**	-
Sales commission paid				
Taiko International Trade (Shanghai) Co Ltd	**1,689**	1,151	**-**	-
Taiko Marketing (Singapore) Pte Ltd	**19**	1,063	**-**	-
Purchase of goods				
Bukit Katho Estate Sdn Bhd	**2,973**	3,414	**2,973**	3,414
Kampar Rubber & Tin Co Sdn Bhd	**6,862**	8,342	**6,653**	8,141
Malay Rubber Plantations (M) Sdn Bhd	**9,118**	7,918	**8,914**	7,785
Revertex (Malaysia) Sdn Bhd	**-**	3,032	**-**	3,032
Taiko Clay Marketing Sdn Bhd	**1,158**	1,063	**-**	-
Taiko Marketing Sdn Bhd	**21,119**	11,855	**7,252**	3,993
Wan Hin Plantations Sdn Bhd	**280**	2,105	**83**	289
Wan Lim Plantations Sdn Bhd	**1,439**	-	**1,001**	-
Purchase of land				
Taiko Marketing Sdn Bhd	**-**	4,600	**-**	-
(iii) Transaction with company in which certain directors are directors and direct shareholders of the holding company, which is a corporate shareholder of the Company				
Purchase of land				
Malay Sino Chemical Industries Sdn Bhd	**-**	5,899	**-**	-

(c) Significant non-trade related party balances
Outstanding significant non-trade related party balances at 30 September are as follows:

	Company	
	2005	2004
	RM'000	RM'000
Amount owing by subsidiary companies		
Ablington Holdings Sdn Bhd	**148,955**	-
Brecon Holdings Sdn Bhd	**10,034**	10,854
Fajar Palmkel Sdn Bhd	**11,123**	14,192
Gocoa Sdn Bhd	**4,732**	7,281
Golden Yield Sdn Bhd	**5,252**	7,954
KLK Farms Pty Ltd	**5,731**	5,449
KLK Overseas Investments Ltd	**286,821**	288,189
KL-Kepong (Sabah) Sdn Bhd	**12,655**	91,947
KL-Kepong Cocoa Products Sdn Bhd	**199**	6,006
KL-Kepong Edible Oils Sdn Bhd	**17,266**	5,468
KL-Kepong Industrial Holdings Sdn Bhd	**168,340**	179,235
KL-Kepong International Ltd	**8,024**	8,089
KL-Kepong Oleomas Sdn Bhd	**5,026**	22,490
KL-Kepong Property Holdings Sdn Bhd	**503,373**	524,132
KL-Kepong Rubber Products Sdn Bhd	**41,490**	-
KLKI Holdings Ltd	**8,645**	8,978
Kulumpang Development Corporation Sdn Bhd	**67,836**	89,532
Ladang Finari Sdn Bhd	**9,518**	12,811
Ladang Sumundu (Sabah) Sdn Bhd	**2,969**	6,119
Leluasa Untung Sdn Bhd	**42,229**	39,360
Masawit Plantation Sdn Bhd	**4,915**	7,404
Ortona Enterprise Sdn Bhd	**8,090**	-
Selit Plantations (Sabah) Sdn Bhd	**5,785**	7,288
Susuki Sdn Bhd	**18,836**	18,836
Sy Kho Trading Plantation Sdn Bhd	**6,228**	10,083
Syarikat Swee Keong (Sabah) Sdn Bhd	**6,787**	10,374
Taiko Plantations Sdn Bhd	**5,772**	13,908
The Shanghai Kelantan Rubber Estates (1925) Ltd	**-**	49,558
Voray Holdings Ltd	**14,393**	14,498
Amount owing to subsidiary companies		
Golden Sphere Sdn Bhd	**-**	9,461
Gunong Pertanian Sdn Bhd	**5,330**	-
KL-Kepong Plantation Holdings Sdn Bhd	**-**	50,932
Richinstock Sawmill Sdn Bhd	**8,139**	1,020
Sabah Cocoa Sdn Bhd	**51,600**	19,599
Segar Usaha Sdn Bhd	**74,231**	64,126
Sri Kunak Plantation Sdn Bhd	**67,166**	68,062
The Kuala Pertang Syndicate Ltd	**4,681**	56,434

30. CAPITAL COMMITMENTS

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Property, plant and equipment				
Contracts placed but not completed	**194,254**	89,645	**19,449**	24,398
Capital expenditure approved by the Board but not contracted for	**149,848**	234,689	**318**	218
	344,102	324,334	**19,767**	24,616

31. LEASE COMMITMENTS

	Group	
	2005	2004
	RM'000	RM'000
Total future minimum lease payments under non-cancellable operating leases are as follows:		
Less than one year	**87,841**	82,701
Between one and five years	**274,230**	270,372
More than five years	**177,660**	215,614
	539,731	568,687

The majority of the overseas subsidiary companies' leases of land and buildings are subject to rent review periods ranging between one and five years.

32. CONTINGENT LIABILITIES – UNSECURED

(a) The Company has an unsecured contingent liability of RM273.5 million (2004: RM235.6 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30 September 2005.

(b) The Company has undertaken to provide financial support to certain subsidiary companies to enable them to continue to operate as going concerns.

33. SUBSIDIARY AND ASSOCIATED COMPANIES

The names of subsidiary and associated companies are detailed below:

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2005	2004	Principal Activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Ltd #	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Ltd #	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Ltd †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn Bhd	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn Bhd	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn Bhd †	Malaysia	Malaysia	**100**	100	Management of plantations
Rubber Fibreboards Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of fibre mat

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2005	2004	Principal Activities
PLANTATIONS					
SABAH					
Axe Why Zed Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn Bhd †	Malaysia	Malaysia	**63**	63	Plantation
Gocoa Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Golden Sphere Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Pinji Horticulture Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Sabah Cocoa Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Segar Usaha Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn Bhd †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing
Leluasa Untung Sdn Bhd	Malaysia	Malaysia	**100**	100	Kernel crushing
KL-Kepong (Sabah) Sdn Bhd	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Sabah Holdings Corporation Sdn Bhd †	Malaysia	Malaysia	**70**	70	Investment holding
Susuki Sdn Bhd †	Malaysia	Malaysia	**100**	100	Investment holding
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Parit Sembada †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia *	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia *	Indonesia	**95**	95	Dormant

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2005	2004	Principal Activities
REPUBLIC OF MAURITIUS					
KLK (Mauritius) International Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
Verdant Plantations Ltd #	Republic of Mauritius	Republic of Mauritius	**100**	100	Investment holding
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn Bhd	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn Bhd	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn Bhd	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
KL-Kepong Oleomas Sdn Bhd	Malaysia	Malaysia	**96**	100	Manufacturing of fatty alcohol
Jasachem Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Industrial Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KLK Premier Capital Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Taiko Palm-Oleo (Zhangjiagang) Co Ltd †	People's Republic of China	People's Republic of China	**90**	90	Manufacturing of fatty acids, glycerine and soap noodles
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
Selbourne Food Services Sdn Bhd	Malaysia	Malaysia	**100**	100	Manufacturing, packaging and distribution of chocolate products
GLOVE PRODUCTS					
KL-Kepong Rubber Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn Bhd †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn Bhd †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
B.K.B. Europa SARL ††	France	France	**100**	100	Marketing of wood based products
SOAP					
KLK Overseas Investments Ltd ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2005	2004	Principal Activities
SOAP					
Standard Soap Company Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Soap Company Ltd †	England	England	**100**	100	Dormant
Beauty Basics Ltd †	England	England	-	100	Dissolved
De Muth Ltd †	England	England	-	100	Dissolved
KLK Cosmetics Ltd †	England	England	-	100	Dissolved
Personality Beauty Products Ltd †	England	England	-	100	Dissolved
Zenithpeak Ltd †	England	England	-	100	Dissolved
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Co Ltd †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co Ltd †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Ltd †	Hong Kong	Malaysia	**55**	55	Investment holding
RETAILING					
Crabtree & Evelyn Holdings Ltd †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Ltd †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Ltd †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Ltd †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Ltd †	England	England	**100**	100	Investment holding
Quillspur Ltd †	England	England	**100**	100	Investment holding
Windham Toiletries Ltd †	England	England	**100**	100	Inactive
Crabtree & Evelyn London Ltd †	England	England	**100**	100	Dormant
Scarborough and Co Ltd †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmBH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmBH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Europe BV †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn London SA †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Ltd †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
C&E Canada, Inc †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty Ltd †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Ltd †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Ltd †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding

Subsidiary Companies	Country Of Incorporation	Principal Country Of Operation	Group's Percentage Interest 2005	2004	Principal Activities
RETAILING					
Crabtree & Evelyn Philippines, Inc †	Philippines	Philippines	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn (Singapore) Pte Ltd †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Acc-Enhance Sdn Bhd	Malaysia	Malaysia	**100**	100	General trading
Crabtree & Evelyn (Malaysia) Sdn Bhd	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Austerfield Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Betatechnic Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
Brecon Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Renting out of storage and office space
Colville Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn Bhd	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn Bhd	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn Bhd	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn Bhd	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn Bhd	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn Bhd	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Ltd †	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Ltd #	England	Malaysia	**100**	100	Investment holding
OTHERS					
KLK Farms Pty Ltd #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Ltd †	Malaysia	Malaysia	**100**	100	Offshore captive insurance

† Companies not audited by KPMG # Companies audited by overseas firms of KPMG

†† These companies are not required to be audited in the country of incorporation. The results of these companies are consolidated based on the unaudited financial statements.

* These subsidiary companies operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

Associated Companies	Country Of Incorporation	Group's Percentage Interest 2005	2004	Principal Activities
Applied Agricultural Resources Sdn Bhd	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co Ltd	People's Republic of China	**13.8**	13.8	Inactive
Esterol Sdn Bhd	Malaysia	**50.0**	50.0	Manufacturing of food esters
Kumpulan Sierramas (M) Sdn Bhd	Malaysia	**50.0**	50.0	Property development
Malaysia Pakistan Venture Sdn Bhd	Malaysia	**25.0**	25.0	Investment holding
MAPAK Edible Oils (Private) Ltd	Pakistan	**30.0**	30.0	Manufacturing and marketing of palm and other soft oils
Pearl River Tyre (Holdings) Ltd	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
P.T. Sekarbumi Alamlestari	Indonesia	**48.0**	48.0	Plantation
Tawau Bulking Installation Sdn Bhd	Malaysia	**49.0**	49.0	Bulking installation
Yule Catto & Co plc	England	- *	21.7	Manufacturing and distribution of speciality and fine chemicals

* During the year, the Company disposed of 2.8% in the equity of Yule Catto & Co plc ("Yule Catto") and the Group's equity in Yule Catto is now reduced to 18.9%. Accordingly, Yule Catto ceased to be an associated company of the Group and the Group's shareholding in Yule Catto has henceforth been classified as an ordinary investment.

34. SEGMENT INFORMATION – GROUP

Segment information is presented in respect of the Group's business segment. Inter-segment pricing is determined based on current market prices. The main business segments of the Group comprise the following:

Plantation	Cultivation and processing of palm and rubber products and refining of palm products
Manufacturing	Manufacture of oleochemicals, soap noodles, industrial amide, cocoa products, rubber gloves and parquet flooring products
Retailing	Retailing and distribution of toiletries
Property development	Development of residential and commercial properties
Investment holding	Deposits, investment in quoted and unquoted corporations and freehold investment property
Others	Cereal and sheep farming, management services and money lending

The accounting policies of the segments are consistent with the accounting policies of the Group.

(a) Business segment

	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2005								
Revenue								
Sale to external customers	1,606,548	1,358,868	736,773	44,258	34,665	8,785	-	3,789,897
Inter-segment sales	97,706	16,450	64	-	306,751	19,149	(440,120)	-
Total revenue	1,704,254	1,375,318	736,837	44,258	341,416	27,934	(440,120)	3,789,897
Results								
Segment result	417,408	76,915	(13,923)	10,149	34,665	7,004	-	532,218
Unallocated corporate income								19,621
Operating profit								551,839
Finance cost	-	(1,825)	(3,986)	-	-	(933)	-	(6,744)
Share of results of associated companies	9,297	16,321	-	1,630	-	-	-	27,248
Profit before taxation								572,343
Tax expense								(156,502)
Profit after taxation								415,841
Minority interests								(5,187)
Net profit for the year								410,654
Assets								
Segment assets	2,023,781	1,009,077	506,246	329,027	1,111,097	62,101	-	5,041,329
Associated companies	38,827	63,481	-	33,495	-	-	-	135,803
Unallocated assets								29,681
Total assets								5,206,813
Liabilities								
Segment liabilities	140,544	227,752	239,916	16,856	119	5,570	-	630,757
Unallocated liabilities								203,624
Total liabilities								834,381
Other information								
Capital expenditure	94,724	183,773	29,178	37	936	1,031	-	309,679
Depreciation	53,896	35,786	23,689	225	33	951	-	114,580
Amortisation of leasehold land	2,394	820	-	-	29	-	-	3,243
Non-cash expenses								
Property, plant and equipment written off	35	10	-	124	-	-	-	169
Retirement benefits provision	3,237	1,769	-	-	-	128	-	5,134
Write down of inventories	2,680	1,449	-	-	-	-	-	4,129
Amortisation of intangible assets	-	27	1,313	-	-	-	-	1,340
Impairment of property, plant and equipment	-	-	8,145	-	-	-	-	8,145
Allowance for doubtful debts	-	6,230	-	-	-	-	-	6,230

	Plantation RM'000	Manufacturing RM'000	Retailing RM'000	Property Development RM'000	Investment Holding RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
2004								
Revenue								
Sale to external customers	1,643,548	1,444,651	715,675	44,506	25,314	9,789	-	3,883,483
Inter-segment sales	82,742	17,911	27	-	282,069	13,698	(396,447)	-
Total revenue	1,726,290	1,462,562	715,702	44,506	307,383	23,487	(396,447)	3,883,483
Results								
Segment result	441,141	76,856	11,893	10,396	25,314	441	-	566,041
Unallocated corporate income								1,692
Operating profit								567,733
Finance cost	-	(2,209)	(3,420)	-	-	(57)	-	(5,686)
Share of results of associated companies	7,792	36,846	-	3,275	-	-	-	47,913
Profit before taxation								609,960
Tax expense								(159,889)
Profit after taxation								450,071
Minority interests								(19,822)
Net profit for the year								430,249
Assets								
Segment assets	2,067,288	851,567	463,517	313,520	636,740	37,474	-	4,370,106
Associated companies	30,639	425,571	-	37,233	-	-	-	493,443
Unallocated assets								32,812
Total assets								4,896,361
Liabilities								
Segment liabilities	139,264	198,743	175,315	8,552	143	5,786	-	527,803
Unallocated liabilities								209,002
Total liabilities								736,805
Other information								
Capital expenditure	91,059	77,592	41,655	10,962	39	2,162	-	223,469
Depreciation	52,880	34,823	21,510	195	33	797	-	110,238
Amortisation of leasehold land	2,615	599	-	-	29	-	-	3,243
Non-cash expenses								
Property, plant and equipment written off	771	18	-	-	-	-	-	789
Retirement benefits provision	3,309	-	-	-	-	855	-	4,164
Write down of inventories	1,096	3,111	-	-	-	-	-	4,207
Amortisation of intangible assets	-	-	1,281	-	-	-	-	1,281
Impairment of property, plant and equipment	-	1,840	2,958	-	-	-	-	4,798
Allowance for doubtful debts	-	716	-	-	-	-	-	716
Impairment in value of investment in an associated company	-	19,673	-	-	-	-	-	19,673

(b) Revenue from external customers by geographical location of customers

	2005 RM'000	2004 RM'000
Malaysia	**999,088**	814,789
Far East	**780,088**	853,212
Middle East	**41,208**	48,021
South East Asia	**530,330**	524,858
Southern Asia	**150,923**	250,049
Europe	**505,597**	650,019
North America	**539,871**	560,125
South America	**15,179**	22,915
Australia	**135,935**	106,530
Africa	**55,657**	36,304
Others	**36,021**	16,661
	3,789,897	3,883,483

(c) Segment assets and additions to capital expenditure by geographical location of assets

	Segment Assets		Additions to Capital Expenditure	
	2005 RM'000	2004 RM'000	2005 RM'000	2004 RM'000
Malaysia	**3,802,227**	3,218,258	**113,904**	94,565
Australia	**72,062**	64,635	**3,376**	16,264
People's Republic of China	**254,846**	194,643	**109,859**	30,701
Europe	**234,900**	627,311	**13,761**	7,907
America	**214,592**	196,445	**17,366**	17,282
Indonesia	**440,046**	477,671	**49,513**	55,172
Others	**188,140**	117,398	**1,900**	1,578
	5,206,813	4,896,361	**309,679**	223,469

35. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's financial risk management policy seeks to optimise the value creation for shareholders and ensuring that adequate financial resources are available for the development of the Group's businesses whilst managing its interest rate, foreign exchange, liquidity, credit and price fluctuation risks. The Group operates within clearly defined guidelines and it is the Group's policy not to engage in speculative transactions.

The main areas of financial risks faced by the Group are as follows:

(i) Interest rate risk

The Group's exposure to market risk for changes in interest rates relates to fixed deposits and cash equivalents with financial institutions and bank borrowings. Short term borrowings are utilised for working capital purposes while long term loans are taken for capital expenditure.

(ii) Foreign exchange risk

The Group operates internationally and is exposed to various currencies, mainly, Indonesian Rupiah, United States Dollar and Pound Sterling. The Group maintains a natural hedge by borrowing in the currency where the business unit operates. Foreign exchange exposures are hedged through forward foreign exchange contracts.

(iii) Liquidity risk
The Group maintains sufficient levels of cash or cash equivalents and adequate amounts of credit facilities to meet its working capital requirements. In addition, the Group strives to maintain flexibility in funding by keeping its credit lines available at a reasonable level. As far as possible, the Group raises funding from financial institutions and prudently balances its portfolio with some short and long term funding so as to achieve overall cost effectiveness.

(iv) Credit risk
Management has a credit policy in place and exposure to credit risk is monitored on an on-going basis. Credit worthiness review is regularly performed for new customers and existing customers who trade on credit, to mitigate exposure on credit risk. Where appropriate, the Group requires its customers to provide collateral before approvals are given to trade on credit.

The Group does not have any significant exposure to any individual customer or counterparty, nor does it have any major concentration of credit risk related to any financial instruments.

(v) Price fluctuation risk
The Group is exposed to price fluctuation risk on commodities mainly of palm oil and rubber. The Group mitigates its risk to the price volatility through hedging in the futures market and where deemed prudent, selling forward in the physical market.

(vi) Market risk
The Group's principal exposure to market risk arises mainly from changes in equity prices. The Group does not use derivative financial instruments to manage equity risk. The risk of loss in value is minimised via thorough analysis before making the investments and continuous monitoring of the performance and risk of the investments made. The Group manages disposal of its investments to optimise returns on realisation. Gains or losses on disposal are recognised in the income statement. Equity investments classified as non-current assets are held for long term. Changes in market values of long term investments, except where an impairment occurs or a permanent loss in value can be foreseen, do not affect the book value of the investments.

(b) Fair values
(i) Recognised financial instruments
In respect of cash and cash equivalents, trade and other receivables, trade and other payables and short term borrowings, the carrying amounts approximate fair values due to the relatively short term nature of these financial instruments.

The aggregate fair values of other financial assets and liabilities carried on the balance sheet as at 30 September are shown below:

		2005		2004	
	Note	**Carrying Amount RM'000**	**Fair Value RM'000**	Carrying Amount RM'000	Fair Value RM'000
Group					
Financial assets					
Other investments					
Quoted corporations	14	**461,855**	**647,904**	89,556	115,748
Unquoted corporations	14	**759**	*****	749	*
Financial liabilities					
Term loans (non-current)					
Secured	24	**7,932**	******	13,452	**
Unsecured	24	**61,716**	******	11,397	**

	Note	2005 Carrying Amount RM'000	2005 Fair Value RM'000	2004 Carrying Amount RM'000	2004 Fair Value RM'000
Company					
Financial assets					
Other investments					
Quoted corporation	14	**78,437**	**444,204**	-	-
Unquoted corporations	14	**652**	*	652	*

The fair value of quoted shares is their quoted bid price at the balance sheet date.

* It is not practical to estimate the fair value of the Group's and Company's investments in unquoted corporations because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

** It is not practical to estimate the fair value of the non-current portion of the term loans due to the fluctuation of interest rates and foreign exchange.

(ii) Unrecognised financial instruments

The valuation of financial instruments not recognised in the balance sheet reflects their current market rates at the balance sheet date.

The contracted amount and fair value of financial instruments not recognised in the balance sheet are:

	Contracted Amount RM'000	Fair Value RM'000	Within One Year RM'000	In The Second To Fifth Year RM'000
2005				
Group				
Commodity future contracts	**2,810**	**2,921**	**2,810**	**-**
Forward foreign exchange contracts	**723,025**	**719,576**	**703,491**	**19,534**
Company				
Forward foreign exchange contracts	**94,528**	**94,509**	**94,528**	**-**
2004				
Group				
Commodity future contracts	3,364	3,199	3,364	-
Forward foreign exchange contracts	864,672	861,665	826,572	38,100
Company				
Forward foreign exchange contracts	88,933	88,713	88,933	-

36. MATERIAL LITIGATION

On 29 October 2004, Ablington Holdings Sdn Bhd ("AHSB"), a wholly-owned subsidiary company, acquired from Kuda Sejati Sdn Bhd a 15.39% equity stake, comprising 17,600,000 ordinary shares of RM1.00 each in Ladang Perbadanan-Fima Berhad ("LPF") for a total cash consideration of RM50,160,000 ("the 1st purchase").

Subsequently, on 14 December 2004, AHSB acquired additional 35,000,000 ordinary shares of RM1.00 each in LPF representing approximately 30.6% equity interest therein, for a total cash consideration of RM99,750,000 or RM2.85 per share ("the 2nd purchase").

Pursuant to the 1st and 2nd purchase, AHSB was obliged to and did make a Mandatory General Offer ("MGO") to acquire all the remaining LPF shares not already owned by AHSB.

On 16 December 2004, Glamour Green Sdn Bhd filed a suit against AmBank Berhad, the Company and AHSB and obtained an ex-parte interim injunction restraining Ambank Berhad, AHSB and the Company from dealing with the 35,000,000 LPF shares which AHSB acquired on 14 December 2004, and AHSB from continuing with the MGO.

On 22 December 2004, AHSB and the Company obtained an interim order from the High Court of Malaya (the "Court") at Kuala Lumpur for the preservation of assets in LPF.

The full trial of the suit took place between 1 to 5 August 2005. No date has been fixed for decision by the Court.

37. EVENTS SUBSEQUENT TO BALANCE SHEET DATE

(a) On 24 October 2005, the Company entered into a conditional agreement to acquire from Capital Bliss Investments Limited, a 51% equity stake in Davos Life Science Pte Ltd ("Davos") comprising 306,000 fully paid-up ordinary shares of USD1.00 each for a cash consideration of USD306,000 ("Proposed Acquisition").

Davos is a start-up company manufacturing nutraceutical, cosmetoceutical and pharmaceutical products.

The Proposed Acquisition is conditional on the fulfillment of various conditions precedent on or before 24 December 2005 or such other date mutually determined by the parties, amongst which is Bank Negara Malaysia's approval.

(b) The Company had on 6 December 2005 entered into a conditional share sale agreement ("SSA") with Knoxfield Sdn Bhd, a wholly-owned subsidiary of Bolton Berhad, to acquire 13,989,300 ordinary shares of RM1.00 each in Stolthaven (Westport) Sdn Bhd ("Stolthaven") representing an equity interest of 51% therein, for a cash consideration of RM12,316,500 ("Proposed Acquisition").

Stolthaven operates an independent common user liquid storage facility at Westport, Port Klang.

The Proposed Acquisition is conditional on the fulfillment of various conditions, including obtaining the approval of the Foreign Investment Committee. Approval from shareholders of the Company is not required.

In addition, under the terms of the SSA, concurrent with the completion of the Proposed Acquisition, the Company will assume the shareholder's loan of RM7.11 million advanced by Bolton Berhad to Stolthaven.

38. AUTHORISATION FOR ISSUE

The financial statements were approved and authorised for issue by the Board of Directors on 12 December 2005.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 68 to 113 are drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30 September 2005 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

YM TENGKU ROBERT HAMZAH
(Director)

YEOH ENG KHOON
(Director)

12 December 2005

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 68 to 113 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
12th day of December 2005.)

FAN CHEE KUM

Before me:-

M. SIVAPALAN
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 68 to 113. The preparation of the financial statements is the responsibility of the Company's Directors.

It is our responsibility to form an independent opinion, based on our audit, on the financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

   (i) the state of affairs of the Group and of the Company at 30 September 2005 and the results of their operations and cash flows for the year ended on that date; and

   (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

   The subsidiaries in respect of which we have not acted as auditors are identified in Note 33 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

   We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

   The audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Chartered Accountants

HEW LEE LAM SANG
PARTNER
APPROVAL NUMBER : 1862/10/07 (J)

Ipoh,
12 December 2005

AREA STATEMENT

At 30 September

	Age in Years	2005 Hectares	2005 % Under Crop	2005 % Of Total Planted Area	2004 Hectares	2004 % Under Crop	2004 % Of Total Planted Area
OIL PALM	4 to 10	**53,023**	**44**		54,678	45	
	11 to 15	**22,690**	**19**		17,803	15	
	16 to 20	**7,305**	**6**		5,832	5	
	Above 21	**15,666**	**13**		16,257	13	
	Mature	**98,684**	**82**	**70**	94,570	78	67
	Immature	**22,346**	**18**	**16**	26,633	22	19
	Total	**121,030**	**100**	**86**	121,203	100	86
RUBBER	6 to 10	**1,825**	**9**		763	4	
	11 to 15	**4,315**	**21**		8,771	43	
	16 to 20	**8,213**	**41**		4,207	20	
	Above 21	**2,194**	**11**		2,405	12	
	Mature	**16,547**	**82**	**12**	16,146	79	11
	Immature	**3,739**	**18**	**2**	4,355	21	3
	Total	**20,286**	**100**	**14**	20,501	100	14
TOTAL PLANTED		**141,316**		**100**	141,704		100
Plantable Reserves		**1,854**			1,784		
Building Sites, etc.		**7,288**			7,156		
GRAND TOTAL		**150,458**			150,644		

		2005	2004	2003	2002	2001
OIL PALM						
FFB Production - own estates	(tonnes)	**2,250,808**	2,019,506	1,925,953	1,766,762	1,604,385
- sold	(tonnes)	**32,021**	30,513	109,917	90,474	62,719
- purchased	(tonnes)	**1,002,701**	849,449	795,688	764,984	586,291
- total processed	(tonnes)	**3,221,488**	2,838,442	2,611,724	2,441,272	2,127,957
Yield per mature hectare	(tonnes FFB)	**22.89**	21.57	22.15	21.20	20.95
Profit per mature hectare (before replanting expenditure)	(RM)	**3,744**	4,448	4,160	2,718	1,001
Average selling prices:						
Refined palm products	(RM per tonne ex-refinery)	**1,448**	1,701	1,535	1,206	885
Crude palm oil	(RM per tonne ex-mill)	**1,391**	1,636	1,476	1,169	824
Palm kernel oil	(RM per tonne ex-mill)	**2,179**	2,065	1,477	1,193	938
Palm kernel cake	(RM per tonne ex-mill)	**132**	177	155	152	73
Palm kernels	(RM per tonne ex-mill)	**986**	973	683	580	440
FFB	(RM per tonne)	**282**	337	269	217	138
RUBBER						
Production - own estates	('000 kgs)	**24,870**	25,828	24,755	23,782	23,646
- sold	('000 kgs)	**-**	6	285	54	158
- purchased	('000 kgs)	**6,356**	4,883	2,805	2,789	2,496
- total processed	('000 kgs)	**31,226**	30,705	27,275	26,517	25,984
Yield per mature hectare	(kgs)	**1,563**	1,611	1,507	1,439	1,381
Profit per mature hectare (before replanting expenditure)	(RM)	**3,961**	3,975	1,606	602	321
Average selling price (net of cess)	(sen/kg)	**539**	519	386	300	294
COCOA						
Production - own estates	('000 kgs)	**-**	-	-	-	536
Yield per mature hectare	(kgs)	**-**	-	-	-	746
Loss per mature hectare (before replanting expenditure)	(RM)	**-**	-	-	-	(170)
Average selling price	(RM/kg)	**-**	-	-	-	3.43
PLANTED AREA (weighted average hectares):						
OIL PALM						
Mature		**98,348**	93,606	86,965	83,325	76,599
Immature		**22,910**	25,727	26,630	29,797	35,505
RUBBER						
Mature		**15,916**	16,034	16,429	16,520	17,119
Immature		**4,298**	4,616	4,975	5,208	5,445
COCOA						
Mature		**-**	-	-	-	718
TOTAL PLANTED AREA		**141,472**	139,983	134,999	134,850	135,386

FIVE YEAR FINANCIAL STATISTICS

	2005 RM'000	2004 RM'000	2003 RM'000	2002 RM'000	2001 RM'000
REVENUE					
Palm products	**1,446,789**	1,489,965	1,351,493	924,021	600,975
Rubber	**159,759**	153,583	111,567	83,933	64,575
Cocoa	**-**	-	-	-	152
Manufacturing	**1,358,868**	1,444,651	1,268,506	856,515	805,843
Retailing	**736,773**	715,675	671,721	583,061	545,073
Property development	**44,258**	44,506	42,893	-	-
Investment income	**34,665**	25,314	21,647	15,381	19,548
Other income	**8,785**	9,789	5,704	6,160	5,448
	3,789,897	3,883,483	3,473,531	2,469,071	2,041,614
GROUP PROFIT					
Palm products	**357,207**	383,610	338,104	203,981	44,270
Rubber	**60,201**	57,531	18,471	2,242	(1,706)
Cocoa	**-**	-	-	-	(122)
Manufacturing	**76,915**	76,856	84,628	59,501	94,590
Retailing	**(13,923)**	11,893	18,831	15,806	11,366
Property development	**10,149**	10,396	8,759	-	-
Others	**7,004**	441	483	(2,092)	(1,245)
Share of results of associated companies	**27,248**	47,913	78,560	49,752	(45,079)
Investment income	**34,665**	25,314	21,647	16,087	16,577
Finance cost	**(6,744)**	(5,686)	(5,615)	(4,832)	(3,935)
Corporate	**19,621**	1,692	(8,367)	(5,226)	(8,157)
Profit before taxation	**572,343**	609,960	555,501	335,219	106,559
Taxation	**(156,502)**	(159,889)	(156,484)	(80,668)	(23,425)
Minority interests	**(5,187)**	(19,822)	(17,739)	(11,378)	(15,951)
Net profit	**410,654**	430,249	381,278	243,173	67,183
CAPITAL EMPLOYED					
Property, plant and equipment	**2,487,297**	2,352,652	2,273,656	2,183,584	1,992,330
Land held for property development	**194,839**	194,389	54,652	68,806	69,711
Associated companies	**135,803**	493,443	497,020	467,688	510,393
Other investments	**466,766**	94,579	82,473	69,834	83,440
Deferred tax assets	**8,664**	5,176	9,490	21,630	48,355
Intangible assets	**17,661**	19,060	18,837	18,782	18,772
Goodwill on consolidation	**60,369**	60,369	60,369	64,002	31,830
Net current assets	**1,293,433**	1,164,067	1,073,022	798,834	721,604
Total	**4,664,832**	4,383,735	4,069,519	3,693,160	3,476,435

	2005 RM'000	2004 RM'000	2003 RM'000	2002 RM'000	2001 RM'000
SOURCES OF FINANCE					
Share capital	**712,516**	712,516	712,516	712,516	712,516
Reserves	**3,527,398**	3,322,593	3,051,452	2,713,599	2,545,454
Cost of treasury shares	**(13,447)**	(13,447)	(13,447)	(13,447)	(12,382)
Deferred taxation	**180,814**	158,662	135,876	123,762	107,258
Provision for retirement benefits	**41,878**	40,456	38,739	24,754	10,475
Minority interests	**145,965**	137,894	125,078	113,847	111,653
Borrowings	**69,648**	24,849	18,938	17,660	1,254
Finance leases	**60**	212	367	469	207
Total	**4,664,832**	4,383,735	4,069,519	3,693,160	3,476,435
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**57.8**	60.6	53.7	34.2	9.5
Share price at 30 September – RM	**7.75**	6.70	6.20	6.05	5.20
Dividend rate – gross	**40.0%**	30.0%	25.0%	20.0%	15.0%
Dividend yield at 30 September	**5.2%**	4.5%	4.0%	3.3%	2.9%
P/E ratio at 30 September	**13.4**	11.1	11.5	17.7	54.7

THE PROPERTIES & SHAREHOLDINGS



STAYING AHEAD

Even while pacing our progress, the Group is seeking avenues to continuously grow and expand.

PROPERTIES OF THE GROUP

At 30 September 2005

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
PLANTATIONS					
PENINSULAR MALAYSIA					
Ladang Allagar, Trong, Perak.	Freehold Leasehold expiring in 2908	549 256	Oil palm estate	12,691	1986
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,511	1985
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,184	1979*
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,162	Rubber and oil palm estate	32,937	1985
Ladang Batu Lintang, Serdang, Kedah.	Freehold	2,017	Rubber and oil palm estate	31,685	1986
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,544	Rubber and oil palm estate	15,682	1979*
Ladang Fraser, Kulai, Johor.	Freehold	2,968	Oil palm estate	33,368	1979*
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	773	Rubber and oil palm estate	19,007	1986
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,196	1992
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,262	1985
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,114	Rubber and oil palm estate	29,728	1985
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	33,525	1979*
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,191	Rubber and oil palm estate	27,076	1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Kerling, Kerling, Selangor.	Freehold	619	Rubber and oil palm estate	47,476	2002
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	32,082	1985
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber and oil palm estate	29,819	1992
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	510 337	Rubber and oil palm estate	5,911	1979*
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	26,841	1979*
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,267	1979*
Ladang Paloh, Paloh, Johor.	Freehold	2,680	Oil palm estate	36,237	1979*
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326 and 2907	1,257 1,398	Rubber and oil palm estate	24,518	1981* 1980*
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,530	1992
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,934	1979*
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,815	1984
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber estate	16,548	1992
Ladang Serapoh, Parit, Perak.	Freehold	936	Rubber and oil palm estate	9,117	1979* 1992

* Year of last revaluation

PROPERTIES OF THE GROUP
At 30 September 2005

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,468	1986
Ladang Sungei Gapi, Serendah, Selangor.	Freehold	603	Oil palm estate	6,046	1979* 1985
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,155	1979*
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	951	Oil palm estate	9,229	1988
Ladang Sungei Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	16,980	1992
Ladang Sungei Tamok, Paloh, Johor.	Leasehold expiring in 2078	3,238	Oil palm estate	35,179	1979*
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	1,369 443	Rubber and oil palm estate	11,336	1979*
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,715	Oil palm estate	17,560	1979*
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	923	Rubber and oil palm estate	17,522	1985
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,356	1979*
		61,886			
SABAH					
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,280	1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	31,984	1993
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm estate	48,534	1991
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	13,442	1991*
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm estate	37,561	1983
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,855	Oil palm estate	38,117	1983
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,425	Oil palm estate	31,329	1983
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm estate	16,652	1989
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	21,861	1991*
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	31,482	1990*
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,861	Oil palm estate	30,140	1983

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,773	Oil palm estate	59,877	1983
Ladang Sg. Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,161	1993
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,096	Oil palm estate	28,402	1983
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	26,612	1991*
		40,315			
INDONESIA					
Kebun SWP, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	54,686	1994
Kebun Mandau, Riau, Indonesia.	Leasehold expiring between 2020 and 2075	14,799	Rubber and oil palm estate	82,073	1996
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2083	12,860	Oil palm estate	123,178	1996
Kebun Parit Sembada, Belitung, Indonesia.	Leasehold expiring in 2020	3,990	Oil palm estate	26,771	2003
		45,714			

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
OTHER OPERATIONS						
MALAYSIA						
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	11	9,409	1994
KL-Kepong Cocoa Products,	Leasehold expiring in	2	Cocoa products factory	13	7,112	1991
Port Klang, Selangor.	2104	2	Warehouse	8	9,687	2003
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	22	1,073	1985
KL-Kepong Oleomas, Klang, Selangor.	Leasehold expiring in 2097	19	Vacant land for industrial use	-	22,611	2004
KL-Kepong Rubber Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	16	4,974	1995
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	18 to 22	821	1983
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	9	4,939	1994
Leluasa Untung, New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	4	Kernel crushing plant	3	11,599	1998
Palmamide, Rawang, Selangor.	Freehold	3	Industrial amides factory	9	4,184	1994
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	14	6,664	1991
		117				

PROPERTIES OF THE GROUP
At 30 September 2005

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Colville Holdings, Setul, Negeri Sembilan.	Freehold	422	Property development	-	9,791	1985
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	13	Property development	-	1,665	1979
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,089 9	Property development	-	26,137	1979
KL-Kepong Property Development, Gombak, Selangor.	Freehold	403	Property development	-	140,726	2004
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	184	Property development	-	3,558	1979
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	13,042	1986
		2,473				
Annexe & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	57	33	1972
Bunge & Arundel, Fraser's Hill, Pahang.	Leasehold expiring between 2025 and 2026	8,981 sq.m.	Holiday bungalows	56	226	1972
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold Leasehold expiring in 2892	2,984 sq.m. 2,408 sq.m.	Head Office building	20	5,738 1,606	1983 2000
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	43	1	1974

Titled area is in hectares except otherwise indicated.

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Leasehold expiring in 2893	2,849 sq.m.	Residential bungalow	39	1	1978
10, Jalan Kelab Golf, Ipoh, Perak.	Freehold	9,990 sq.m.	Training school	76	1	1981
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	8	636	1995
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	285	1994
7, Persiaran Zarib 11A, Taman Pinji Mewah, Lahat, Perak.	Leasehold expiring in 2092	626 sq.m.	Residential bungalow	3	380	2003
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2928	2	Town Office and warehouse	12	1,501	1992
		7				
PEOPLE'S REPUBLIC OF CHINA						
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	9	9,974	1997
9, Cuiyan East Road, TEDA, Tianjin.	Leasehold expiring in 2041	143 sq.m.	Residential apartment	11	180	1996
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	10	11,874	1995
4B2, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2044	115 sq.m.	Residential apartment	10	111	1995

Titled area is in hectares except otherwise indicated.

PROPERTIES OF THE GROUP
At 30 September 2005

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
3B3, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2046	102 sq.m.	Residential apartment	10	101	1995
3B4, No. 344, Changhan Xintun, Wuchang District, Wuhan.	Leasehold expiring in 2046	88 sq.m.	Residential apartment	10	88	1995
Taiko Palm-Oleo, Zhangjiagang City, Jiangsu.	Leasehold expiring in 2054	20	Oleochemical factory	Under construction	6,347	2004
		25				
AUSTRALIA						
42-46, Fairchild Street, Heatherthon, Victoria.	Freehold	6,856 sq.m.	Office and warehouse building	2	11,690	2004
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	3,543	1989*
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	6,245	1989*
		8,380				
HONG KONG						
2501-3, Universal Trade Center, No. 3, Arbuthnot Road, Hong Kong.	Leasehold expiring in 2854	383 sq.m.	Office building	13	3,656	2002

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
UNITED KINGDOM						
6, Lovat Lane, London.	Freehold	95 sq.m.	Office building	155	4,152	1992*
Pontyclun, Wales.	Freehold	2	Toiletries factory	42	12,702	1995
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	40	9,354	1995
52, Kingston House East, London.	Leasehold Expiring in 2204	132 sq.m.	Residential apartment	49	5,590	2001
27, Kelso Place, Kensington, London.	Freehold	400 sq.m.	Office building	124	24,003	2001
		4				
UNITED STATES						
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	22	16,330	1996
Group Total		158,937				

 # Titled area is in hectares except otherwise indicated.

* Year of last revaluation

SHAREHOLDING STATISTICS

At 1 December 2005

AUTHORISED SHARE CAPITAL	–	RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL	–	RM712,516,128
CLASS OF SHARES	–	Shares of RM1 each

Breakdown of Shareholdings

Size Of Shareholdings	No. Of Shareholders	No. Of Shares	% Of Issued Share Capital#
Less than 100	82	2,092	0.00
100 to 1,000	1,737	1,356,403	0.19
1,001 to 10,000	3,600	14,325,435	2.02
10,001 to 100,000	1,178	35,690,552	5.03
100,001 to less than 5% of issued shares	315	280,154,928	39.46
5% and above of issued shares	2	378,447,718	53.30
TOTAL	6,914	709,977,128	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. Of Shares	% Of Issued Share Capital#
1.	Batu Kawan Bhd	324,102,718	45.65
2.	Permodalan Nasional Bhd	54,345,000	7.65
3.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	31,273,039	4.40
4.	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	27,835,350	3.92
5.	Employees Provident Fund Board	16,775,400	2.36
6.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 1)	16,738,920	2.36
7.	HSBC Nominees (Asing) Sdn Bhd – CMBLSA for Franklin Templeton Investment Funds – Templeton Asian Growth Fund	6,832,288	0.96
8.	Batu Kawan Bhd	6,498,300	0.92
9.	Valuecap Sdn Bhd	4,904,300	0.69
10.	Cartaban Nominees (Asing) Sdn Bhd – State Street Australia Fund ATB1 for Platinum Asia Fund	4,330,800	0.61
11.	Citigroup Nominees (Asing) Sdn Bhd – CBNY for DFA Emerging Markets Fund	3,820,500	0.54
12.	Wan Hin Investments Sdn Bhd	3,750,000	0.53
13.	HSBC Nominees (Tempatan) Sdn Bhd – Nomura Asset Mgmt SG for Employees Provident Fund	3,235,700	0.46
14.	Citigroup Nominees (Tempatan) Sdn Bhd – CMS Dresdner Asset Management Sdn Bhd for Employees Provident Fund	3,000,000	0.42
15.	HSBC Nominees (Asing) Sdn Bhd – Pictet and CIE for Pacific Eagle Fund L.L.C.	2,925,000	0.41
16.	Citigroup Nominees (Tempatan) Sdn Bhd – Exempt AN for Prudential Assurance Malaysia Bhd	2,757,200	0.39
17.	Citigroup Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System	2,726,554	0.38
18.	Cartaban Nominees (Asing) Sdn Bhd – Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	2,535,800	0.36
19.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Par 2)	2,330,000	0.33
20.	HSBC Nominees (Asing) Sdn Bhd – BNY Brussels for Ruffer Income Fund	2,300,000	0.32
21.	HSBC Nominees (Asing) Sdn Bhd – Templeton Developing Markets Trust	2,256,972	0.32

	Name	No. Of Shares	% Of Issued Share Capital#
22.	Citigroup Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for MPAM Emerging Markets Fund	2,206,400	0.31
23.	HSBC Nominees (Asing) Sdn Bhd – Abu Dhabi Investment Authority	2,078,700	0.29
24.	Yeoh Chin Hin Investments Sdn Bhd	2,059,000	0.29
25.	Citigroup Nominees (Asing) Sdn Bhd – Mellon Bank, N.A. for The Boston Company Pooled Employees Fund	2,047,300	0.29
26.	Malaysia Nominees (Tempatan) Sdn Bhd – Great Eastern Life Assurance (Malaysia) Bhd (Non Par 1)	2,045,980	0.29
27.	HSBC Nominees (Asing) Sdn Bhd – Universities Superannuation Scheme Ltd	2,000,000	0.28
28.	Cartaban Nominees (Asing) Sdn Bhd – Investors Bank and Trust Company for Ishares, Inc	1,965,600	0.28
29.	Cartaban Nominees (Asing) Sdn Bhd – Credit Suisse First Boston (Europe) Ltd	1,962,800	0.28
30.	HSBC Nominees (Asing) Sdn Bhd – BNY Brussels for Dreyfus Premier Emerging Markets Fund	1,933,100	0.27
		543,572,721	76.56

\# Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

	Name	Number Of Shares			% Of Issued Share Capital#
		Direct	Deemed Interested	Total	
1.	Batu Kawan Bhd *	330,601,018	-	330,601,018	46.57
2.	Permodalan Nasional Bhd **	54,345,000	-	54,345,000	7.65

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are substantial shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

Name	Number Of Shares			% Of Issued Share Capital#
	Direct	Deemed Interested	Total	
Dato' Lee Oi Hian	48,000	334,351,018	334,399,018	47.10
Dato' Lee Hau Hian	55,500	334,351,018	334,406,518	47.10
Dato' Lee Soon Hian	-	334,351,018	334,351,018	47.09
Di-Yi Sdn Bhd	-	334,351,018	334,351,018	47.09
High Quest Holdings Sdn Bhd	-	334,351,018	334,351,018	47.09
Elionai Sdn Bhd	-	334,351,018	334,351,018	47.09
Wan Hin Investments Sdn Bhd and group	3,750,000	330,601,018	334,351,018	47.09

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company and its shareholding in the Company is as follows:-

	Number Of Shares			
Name	**Direct**	**Deemed Interested**	**Total**	**% Of Issued Share Capital#**
Yayasan Pelaburan Bumiputra	-	54,345,000	54,345,000	7.65

\# Calculated based on 709,977,128 shares, which do not include the 2,539,000 treasury shares.

Voting Rights of Shareholders
Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

1906 - 2006
STILL GOING STRONG


Our Core Business:
Plantations


Manufacturing


CRABTREE & EVELYN
Retail


Properties

NOTICE OF MEETING

Notice is hereby given that the Thirty-third Annual General Meeting of the Company will be held at the Registered Office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 22 February 2006 at 12.30 p.m. for the following purposes:

1. To receive and consider the financial statements for the year ended 30 September 2005 and the Directors' and Auditors' reports thereon. **Ordinary Resolution 1**

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax and a special dividend of 25 sen per share less 28% Malaysian Income Tax. **Ordinary Resolution 2**

3. To re-elect the following Directors who retire in accordance with Article 91(A) of the Company's Articles of Association:

   (i) Dato' Lee Oi Hian **Ordinary Resolution 3**
   (ii) Datuk Abdul Rahman bin Mohd. Ramli **Ordinary Resolution 4**

4. To re-elect Mr. Yeoh Eng Khoon who retires in accordance with Article 91(E) of the Company's Articles of Association. **Ordinary Resolution 5**

5. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:

   (i) Tan Sri Dato' Thong Yaw Hong **Ordinary Resolution 6**
   (ii) R. M. Alias **Ordinary Resolution 7**

6. To fix and approve Directors' fees for the year ended 30 September 2005 amounting to RM596,181. **Ordinary Resolution 8**

7. To appoint Auditors and to authorise the Directors to fix their remuneration. **Ordinary Resolution 9**

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 January 2006

Notes

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.

(2) The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

(3) For purposes of determining who shall be entitled to attend this meeting, the Company shall be requesting the Bursa Malaysia Depository Sdn Bhd to make available to the Company pursuant to Article 49(8)(B) of the Articles of Association of the Company and Section 34(1) of the Securities Industry (Central Depositories) Act 1991, a Record of Depositors as of 13 February 2006 and a Depositor whose name appears on such Record of Depositors shall be entitled to attend this meeting.

(4) The final and special dividends, if approved, will be paid on 21 March 2006 to all shareholders on the Register of Members as at 23 February 2006.
A Depositor with the Bursa Malaysia Depository shall qualify for entitlement to the dividends only in respect of:
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 21 February 2006 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 23 February 2006 in respect of transfers; and
   (iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(5) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 7 are shown on pages 18 to 21 of the 2005 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements.)

Dengan ini diberitahu bahawa Mesyuarat Agung Tahunan Syarikat Ketiga Puluh Tiga akan diadakan di Pejabat Berdaftar, Wisma Taiko, 1, Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia pada hari Rabu, 22 Februari 2006 pukul 12.30 tengahari untuk tujuan-tujuan berikut:

1. Menerima dan menimbang penyata kewangan bagi tahun berakhir 30 September 2005 dan laporan para Pengarah dan Juruaudit berkaitan dengannya. **Resolusi Biasa 1**

2. Meluluskan pembayaran dividen akhir sebanyak 9 sen sesaham tolak 28% Cukai Pendapatan Malaysia dan dividen khas sebanyak 25 sen sesaham tolak 28% Cukai Pendapatan Malaysia. **Resolusi Biasa 2**

3. Melantik semula pengarah-pengarah berikut yang bersara mengikut Artikel 91(A) Tataurusan Syarikat:

   (i) Dato' Lee Oi Hian **Resolusi Biasa 3**
   (ii) Datuk Abdul Rahman bin Mohd. Ramli **Resolusi Biasa 4**

4. Melantik semula En. Yeoh Eng Khoon yang bersara mengikut Artikel 91(E) Tataurusan Syarikat. **Resolusi Biasa 5**

5. Menimbang dan, sekiranya wajar, meluluskan resolusi selaras dengan Seksyen 129(6), Akta Syarikat, 1965 untuk melantik semula Pengarah-pengarah Syarikat berikut bagi tempoh perkhidmatan sehingga Mesyuarat Agung Tahunan Syarikat akan datang:

   (i) Tan Sri Dato' Thong Yaw Hong **Resolusi Biasa 6**
   (ii) R. M. Alias **Resolusi Biasa 7**

6. Menetapkan dan meluluskan yuran para Pengarah bagi tahun berakhir 30 September 2005 sebanyak RM596,181. **Resolusi Biasa 8**

7. Melantik Juruaudit dan memberi kuasa kepada para Pengarah untuk menetapkan bayaran mereka. **Resolusi Biasa 9**

Dengan Perintah Lembaga Pengarah
J. C. LIM
FAN CHEE KUM
Setiausaha Syarikat

Ipoh, Perak Darul Ridzuan,
Malaysia.

6 Januari 2006

Nota

(1) Seorang ahli Syarikat yang berhak menghadiri dan mengundi adalah berhak melantik tidak lebih daripada dua orang proksi untuk *mengundi bagi pihaknya. Seseorang proksi tidak semestinya seorang ahli Syarikat.*

(2) Suratcara perlantikan seseorang proksi perlu sampai di Pejabat Berdaftar Syarikat tidak lewat dari 48 jam sebelum masa mula mesyuarat.

(3) Bagi tujuan menentukan hak kehadiran dalam mesyuarat ini, Syarikat akan menuntut daripada Bursa Malaysia Depository Sdn Bhd selaras dengan Artikel 49(8)(B), Tataurusan Persatuan Syarikat dan Seksyen 34(1) Akta Industri Sekuriti (Depositori Pusat) 1991, supaya memperoleh Rekod Pendeposit pada 13 Februari 2006 dan nama Pendeposit yang tercatat dalam Rekod Pendeposit ini berhak menghadiri mesyuarat ini.

(4) Dividen akhir dan dividen khas, jika diluluskan, akan dibayar pada 21 Mac 2006 kepada semua pemegang saham dalam Daftar Ahli pada 23 Februari 2006.
Pendeposit Bursa Malaysia Depository hanya layak menerima hak dividen berhubung dengan perkara berikut:
   (i) *Saham-saham yang didepositkan ke dalam akaun sekuriti Pendeposit sebelum 12.30 tengahari pada 21 Februari 2006 bagi saham-saham yang dikecualikan daripada Deposit Mandatori;*
   (ii) Saham-saham yang dipindahkan ke akaun sekuriti Pendeposit sebelum pukul 4.00 petang pada 23 Februari 2006 bagi pindahan; dan
   (iii) Saham-saham yang dibeli dalam Bursa Malaysia Securities Berhad berasaskan hak kelayakan menurut Peraturan-peraturan Bursa Malaysia Securities Berhad.

(5) Profil (termasuk kedatangan dalam Mesyuarat Lembaga) para Pengarah yang layak diundi atau dilantik semula sebagai Pengarah Syarikat dalam Resolusi 3 ke 7 seperti terkandung dalam halaman 18 ke 21 Laporan Tahunan dan Penyata Kewangan 2005.

(Borang proksi dilampirkan bersama Laporan Tahunan dan Penyata Kewangan ini.)

This page is intentionally left blank

100
1906 - 2006
STILL GOING STRONG

PROXY FORM

ONLY ORIGINAL PROXY FORM WILL BE ACCEPTED

KUALA LUMPUR KEPONG BERHAD
(Incorporated in Malaysia) (15043-V)

No. of Shares	
CDS Account No.	
Tel. No.	
Fax. No.	

I/We ....
(Block Letters)

of..
being a member of KUALA LUMPUR KEPONG BERHAD hereby appoint

....NRIC/Passport No : ....

and/or ....NRIC/Passport No : ....

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 22 February 2006 and at any adjournment thereof, and to vote as indicated below:

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to	For	Against
1	Receiving of the Report and Financial Statements		
2	Declaration of Final and Special Dividends		
	Re-election of Directors pursuant to Article 91(A) of the Company's Articles of Association:		
3	Dato' Lee Oi Hian		
4	Datuk Abdul Rahman bin Mohd. Ramli		
5	Re-election of Mr Yeoh Eng Khoon as a Director pursuant to Article 91(E) of the Company's Articles of Association		
	Re-appointment of Directors pursuant to Section 129(6), Companies Act, 1965:		
6	Tan Sri Dato' Thong Yaw Hong		
7	R. M. Alias		
8	Directors' fees		
9	Re-appointment and Remuneration of Auditors		

Date ....

....
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which form part of the proxy form.

Fold this flap for sealing

POSTAGE
STAMP

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S.P. SEENIVASAGAM,
30000 IPOH,
MALAYSIA

2nd fold here

To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting.

The Thirty-third Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, 1, JALAN S.P. SEENIVASAGAM, 30000 IPOH, PERAK DARUL RIDZUAN on Wednesday, 22 February 2006 at 12.30 p.m. For your convenience, the following arrangements have been made:

REGISTRATION
The registration counter will be located on the Ground Floor of Wisma Taiko. This counter will be opened from 11.30 a.m. onwards.

PARKING FACILITIES
The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

REFRESHMENTS
Refreshments will be served after the meeting.

1st fold here

NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.

2. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for the meeting.

3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.

4. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.






CORPORATE AWARDS 2002
MERIT AWARD
MAIN BOARD - PLANTATION
KUALA LUMPUR STOCK EXCHANGE
KUALA LUMPUR KEPONG BERHAD


KLK NEWSletter
Chairman's Message
In between our busy schedules


This certificate is awarded to
ASIA'S STRONGEST
Kuala Lumpur
Kepong Bhd
COMPANIES
which was voted one of Asia's Strongest Companies by fund managers and analysts in Finance Asia's 1998 poll, for its
Debt-to-equity ratio
Ability to service debt
US dollar receivables
Strength of management
FINANCE ASIA


RM 30,000.00

As we celebrate a century of excellence, we look back fondly on our rich history, from humble beginnings to our current success. We are proud of our achievements and contributions to the nation especially to the plantation industry.

KUALA LUMPUR KEPONG BERHAD
Wisma Taiko, 1 Jalan S. P. Seenivasagam,
30000 Ipoh, Perak, Malaysia.
Tel : 605-241 7844
Fax : 605-253 5018
Web : www.klk.com.my